Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2024

DATED AS OF MARCH 28, 2025

(i)

GENERAL MATTERS

Unless otherwise indicated, the information contained in this AIF is given as of December 31, 2024, with specific updates post-financial year end where specifically indicated. More current information may be available on the Corporation’s website at www.osiskodev.com, on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

All capitalized terms used in this AIF and not defined herein have the meaning ascribed to such terms in the Schedule A - “Glossary of Terms” or elsewhere in this AIF.

Unless otherwise noted or the context otherwise indicates, the term “Corporation” or “ODV” refers to the Corporation and its subsidiaries.

For reporting purposes, the Corporation presents its financial statements in Canadian dollars and in conformity with IFRS as issued by the International Accounting Standards Board.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented in this AIF constitutes Forward-Looking Information within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Corporation. Often, but not always, Forward-Looking Information can be identified by words such as “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof, of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Corporation to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others: the risks relating to mineral exploration, development and operations; industry conditions; uncertainty of mineral resource and mineral estimates; negative operating cash flows; financing risks and additional financing; the ability of the Corporation to meet its financial obligations as they become due; actual operating cash flows, operating costs, free cash flows, total cash, transaction costs, and administrative costs of the Corporation differing materially from those anticipated; failure to obtain licenses, approvals or permitting in a timely manner (or at all); risks relating to project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry risks relating to foreign operations and enforcement of judgements; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; adequacy and access to required infrastructure, equipment and supplies; unanticipated environmental impacts on operations; market prices; operating risks associated with the operations or an expansion of the operations; cybersecurity threats and technological risks; foreign operations risk; impact of any litigation; risks relating to significant shareholder control; dilution due to future equity financings; fluctuations in precious or base metal prices and currency exchange rates; uncertainty relating to future production and cash resources; anticipated timing of events, developments and milestones at the Corporation’s properties; inflation; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Corporation; risks relating to climate change; outbreak of diseases and public health crises; risks relating to any imposition of tariffs or other trade restrictions; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading “Risk Factors”; and other risks, including those risks set out in the continuous disclosure documents of the Corporation, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Corporation’s issuer profiles.

In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the business of the Corporation. Forward-Looking Information contained herein is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Corporation.

Although the Corporation has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this AIF, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this AIF. All of the Forward-Looking Information in this AIF is qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Corporation concerning the mining industry and the Corporation are based on estimates prepared by the Corporation using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Corporation is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Corporation does not undertake any obligation to update any of the Forward-Looking Information in this AIF, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
PREPARATION OF FINANCIAL INFORMATION

As a Canadian company, the Corporation prepares its financial statements in accordance with IFRS. Consequently, all of the financial information of the Corporation is derived from financial statements of the Corporation that are prepared in accordance with IFRS, which are materially different than financial statements prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING

THE USE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The Corporation is subject to the reporting requirements of the applicable Canadian Securities Laws and, as such, reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, the information contained in this AIF concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

EXCHANGE RATE DATA

Unless otherwise indicated herein, references to “$”, “C$” or “Canadian dollars” refer to Canadian dollars, and references to “US$” or “U.S. dollars” refer to United States dollars. See “Cautionary Statement Regarding Forward-Looking Information”.

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the exchange rates provided by the Bank of Canada:

	2024	2023	2022
	(C$)	(C$)	(C$)
High	1.4416	1.3875	1.3856
Low	1.3316	1.3128	1.2451
Average rate for period	1.3698	1.3497	1.3013
Rate at end of period	1.4389	1.3226	1.3544

On March 28, 2025, the daily exchange rate as reported by the Bank of Canada for US$1.00 expressed in Canadian dollars, was C$1.4307.

COMMODITY PRICE INFORMATION

The average fixing gold and silver prices in U.S. dollars per troy ounce for each of the two years in the period ended December 31, 2024, as quoted by the London Bullion Market Association (“LBMA”), were as follows:

	2024	2023
	(US$)	(US$)
Gold (LBMA pm US$/oz)	2,386.20	1,940.54
Silver (LBMA US$/oz)	28.27	23.35

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated on June 13, 2006 under the Business Corporations Act (British Columbia). On November 3, 2011, the Corporation changed its name from “Ringbolt Ventures Ltd.” to “North American Potash Developments Inc.”. On September 20, 2018, the Corporation changed its name from “North American Potash Developments Inc.” to “Barolo Ventures Corp.”

On November 23, 2020, in connection with the spinout transaction by Osisko Gold Royalties and the transfer of certain mining properties and marketable securities by Osisko Gold Royalties (the “Contributed Osisko Assets”), which resulted in a reverse takeover of the Corporation (formerly Barolo Ventures Corp.) by Osisko Gold Royalties (the “RTO”), the Corporation filed articles of amendment to consolidate the common shares on the basis of one post-consolidation common share for each 60 pre-consolidated common shares and filed articles of amendment to change the name of the Corporation from “Barolo Ventures Corp.” to “Osisko Development Corp.” On November 25, 2020, the Corporation announced the completion of the RTO.

Subsequent to the RTO, the Corporation continued from under the laws of Province of British Columbia under the Business Corporations Act (British Columbia) to the laws of Canada under the Canada Business Corporations Act under the name “Osisko Development Corp./Osisko Développement Corp.” On December 2, 2020, the Common Shares resumed trading with the completion of the RTO under the symbol “ODV” on the TSX-V. On May 27, 2022, the Common Shares commenced trading on the NYSE.

On May 3, 2022, the Corporation amended its articles to give effect to a consolidation of all of its issued and outstanding common shares on the basis of one post-consolidated common share for every three pre-consolidated common shares (the “Consolidation”). The Common Shares commenced trading on a post-Consolidation basis at the open of markets on May 4, 2022. Unless specifically noted otherwise, the references to the Corporation’s Common Shares are to post-Consolidation common shares of the Corporation.

As of the date of this AIF, the Corporation is a reporting issuer in all provinces of Canada and is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).

The Corporation’s head and registered office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec H3B 2S2.

Intercorporate Relationships

The following chart sets out the legal entity structure of the Corporation for its material subsidiaries, together with the jurisdiction as at December 31, 2024.

Notes:

(1)	Barkerville holds the Cariboo Gold Project.
(2)	TCM holds the Tintic Project.

GENERAL DEVELOPMENT OF BUSINESS

The following is a summary of the Corporation’s development over the three most recently completed financial years.

Fiscal Year ended December 31, 2022

Acquisition of Tintic Consolidated Metals LLC

On January 25, 2022, the Corporation announced that it had entered into definitive agreements (together, the “Tintic Agreements”) with IG Tintic LLC and Ruby Hollow LLC to acquire 100% of TCM, which acquisition was completed on May 30, 2022 (the “Tintic Acquisition”). Concurrently with the announcement of the Tintic Acquisition, the Corporation announced that, through a wholly-owned subsidiary, it had entered into a non-binding metals stream term sheet with a wholly-owned subsidiary of Osisko Gold Royalties, which proceeds from the stream would be used to fund a portion of the cash consideration payable on closing of the Tintic Acquisition. Pursuant to the Tintic Acquisition, the Corporation acquired 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah’s historic Tintic Mining District (collectively, the “Tintic Project”). Pursuant to the terms of the Tintic Agreements, the Corporation acquired 100% of TCM from IG Tintic LLC and Ruby Hollow LLC. The Corporation funded the Tintic Acquisition through the issuance of (i) 12,049,449 Common Shares, (ii) aggregate cash payments of approximately US$54 million, (iii) the issuance of an aggregate of 2% NSR royalties, with a 50% buyback right in favour of the Corporation exercisable within five years, (iv) US$12.5 million in deferred payments, and (v) the granting of certain other contingent payments, rights and obligations. On May 30, 2022, the Corporation also announced that it had entered into a binding term sheet with Osisko Bermuda Limited (“OBL”), a wholly-owned subsidiary of Osisko Gold Royalties, for a stream on the metals produced from the Tintic Project (“Tintic Stream”) for a total cash consideration of US$20 million. The Tintic Stream was closed on September 26, 2022, pursuant to which the Corporation agreed to deliver to OBL 2.5% of all metals produced from the Tintic Project at a purchase price of 25% of the relevant spot metal price. Once 27,150 ounces of refined gold have been delivered, the Tintic Stream rate will decrease to 2.0% on all metals produced.

On July 6, 2023, the Corporation satisfied the first of five deferred payments of US$2,500,000, of which the consideration consisted of US$250,000 in cash and US$2,250,000 in Common Shares.

On June 3, 2024, the Corporation satisfied the second of five deferred payments of US$2,500,000, of which the consideration consisted of US$2,500,000 in Common Shares.

Brokered and Non-Brokered Private Placement

On February 2, 2022, the Corporation announced a non-brokered private placement of initially up to 2,857,142 subscription receipts of the Corporation (the “Non-Brokered Subscription Receipts”) at a price of US$3.50 per Non-Brokered Subscription Receipt (the “Non-Brokered Offering”). Each Non-Brokered Subscription Receipt entitled the holder thereof to receive, upon the satisfaction of the Non-Brokered Escrow Release Condition and without payment of additional consideration, one unit of the Corporation (each, a “Non-Brokered Unit”). Each Non-Brokered Unit was comprised of one pre-Consolidation Common Share and one Warrant (a “May 2027 Warrant”). A May 2027 Warrant holder is required to exercise three whole May 2027 Warrants in order to purchase one whole post-Consolidation Common Share for a total price of US$18.00 for a period of five years following the date of issue. On February 7, 2022, the Corporation announced an up-size of the Non-Brokered Offering to 31,500,000 Non-Brokered Subscription Receipts at the same price, for aggregate gross proceeds of US$110.3 million. On March 4, 2022, the Corporation announced the closing of the first tranche of the Non-Brokered Offering, pursuant to which a total of 24,215,099 Non-Brokered Subscription Receipts were issued for gross proceeds of approximately US$84.8 million. On March 29, 2022, the Corporation announced the closing of the second tranche of the Non-Brokered Offering, pursuant to which a total of 9,365,689 Non-Brokered Subscription Receipts were issued for gross proceeds of approximately US$32.8 million. On April 21, 2022, the Corporation announced the closing of the final tranche of the Non-Brokered Offering pursuant to which a total of 512,980 Non-Brokered Subscription Receipts were issued for gross proceeds of approximately US$1.795 million. The total amount of gross proceeds from the three tranches of Non-Brokered Subscription Receipts was approximately US$119.4 million. The gross proceeds of the Non-Brokered Offering were held in escrow pending, among other things, the completion of the listing of the Common Shares on the NYSE (the “Non-Brokered Escrow Release Condition”), which was contingent upon the Corporation meeting the listing requirements of the NYSE and involved, among other things, a consolidation of the Common Shares. The Consolidation was effective May 4, 2022 and the Common Shares began trading on the NYSE on May 27, 2022.

On February 9, 2022, the Corporation announced a bought deal brokered private placement of initially an aggregate 9,000,000 subscription receipts of the Corporation (the “Brokered Subscription Receipts”) and/or units of the Corporation (the “Brokered Units” and, together with the Brokered Subscription Receipts, the “Brokered Offered Securities”) at a price of $4.45 per Brokered Offered Security (the “Brokered Offering”). Later on February 9, 2022, the Corporation announced an up-size of the Brokered Offering to an aggregate of 20,225,000 Brokered Offered Securities at the same price, for aggregate gross proceeds of $90,001,250. Each Brokered Unit was comprised of one pre-Consolidation Common Share and one Warrant (a “March 2027 Warrant”). A March 2027 Warrant holder will be required to exercise three whole March 2027 Warrant in order to purchase one whole post-Consolidation Common Share for a total price of $22.80 for a period of 60 months following the closing date of the Brokered Offering. Each Brokered Subscription Receipt entitled the holder thereof to receive, upon the satisfaction of the Brokered Escrow Release Condition, and without payment of additional consideration, one Brokered Unit. the Corporation granted the underwriters under the Brokered Offering an option, exercisable in whole or in part up to 48 hours prior to the closing of the Brokered Offering, to purchase up to an additional aggregate amount of 3,033,750 Brokered Subscription Receipts and/or Brokered Units for additional gross proceeds of up to $13,500,187.50. On March 2, 2022, the Corporation announced the completion of the Brokered Offering of an aggregate of (i) 13,732,900 Brokered Subscription Receipts and (ii) 9,525,850 Brokered Units for aggregate gross proceeds of approximately $103.5 million, including the full exercise of the underwriters’ option. The gross proceeds from the sale of the Brokered Subscription Receipts, net of expenses of the underwriters and 50% of the commissions payable to the underwriters in respect of the Brokered Subscription Receipts, were placed into escrow and released immediately prior to the completion of the acquisition by the Corporation of TCM (the “Brokered Escrow Release Condition”). On May 30, 2022, the Brokered Escrow Release Condition was met, and the gross proceeds of the Brokered Offering and accrued interest thereon, net of the commission (including accrued interest thereon) and expenses payable to the underwriters of the Brokered Offering, were released to the Corporation and the Brokered Subscription Receipts were converted into the underlying securities.

Share Consolidation

On May 4, 2022 the Corporation announced that, pursuant to a special resolution adopted by Shareholders on April 26, 2022, and to the consolidation ratio subsequently approved by the Board, the Consolidation of all of its issued and outstanding common shares on the basis of one post-Consolidation Common Share for every three pre-Consolidation Common Shares was taking effect as of the same day.

The exercise price and number of Common Shares of the Corporation issuable upon the exercise of outstanding stock options, warrants or other convertible securities was proportionately adjusted to reflect the Consolidation in accordance with the terms of the securities.

NYSE Listing

On May 23, 2022, the Corporation announced that it had been approved to list its Common Shares on the NYSE. The Common Shares commenced trading on the NYSE on May 27, 2022 under the trading ticker symbol “ODV”. Listing of the Common Shares on the NYSE satisfied the Non-Brokered Escrow Release Condition, causing the release of US$119.4 million in cash proceeds to the Corporation, and the conversion of the Non-Brokered Subscription Receipts into the underlying securities.

Preliminary Economic Assessment and Permitting for Cariboo Gold Project

On May 24, 2022, the Corporation announced the results from its preliminary economic assessment (“PEA”) completed by BBA Engineering Ltd., consultants for the Cariboo Gold Project. The PEA was filed on SEDAR as a technical report and was prepared in accordance with NI 43-101. The PEA recommended that the Corporation continue to work towards a feasibility study.

Tintic Project Technical Report

On June 10, 2022, the Corporation announced that it had filed the technical report titled “Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA” dated June 10, 2022, with an effective date of June 7, 2022.

San Antonio Mineral Resource Estimate and Technical Report

On June 30, 2022, the Corporation announced an initial open pit mineral resource estimate for the San Antonio Project and on July 22, 2022, the Corporation announced that it had filed the technical report titled “NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project Sonora, Mexico” dated July 12, 2022, with an effective date of June 24, 2022.

Officer Appointment

On July 1, 2022, Laurence Farmer was appointed as General Counsel, Vice President Strategic Development and Corporate Secretary of the Corporation.

Williams Lake First National Participation Agreement

On July 5, 2022, the Corporation announced the entering into of a participation agreement with Williams Lake First Nation relating to the development of the Cariboo Gold Project.

Inaugural Sustainability Report

On August 16, 2022, the Corporation published its inaugural sustainability report for 2020 and 2021, which describes management’s approach to, and performance in, a variety of environmental, social and governance considerations.

Impairment on San Antonio Project

On September 30, 2022, the Corporation recorded an $81 million non-cash impairment charge on the San Antonio Project to reduce its book value to its net estimated recoverable amount of $35.0 million ($nil net of stream financing).

Director Nomination

On December 14, 2022, Mr. David Danziger was appointed as an independent non-executive director of the Board.

Impairment on Cariboo Gold Project

On December 31, 2022, the Corporation recorded an impairment of $59 million on the Cariboo Gold Project to adjust the book value to its realizable value.

Fiscal Year ended December 31, 2023

Feasibility Study and Technical Report for Cariboo Gold Project

On January 3, 2023, the Corporation announced the results of an independent feasibility study on the Cariboo Gold Project which have been prepared in accordance with NI 43-101. On January 12, 2023, the Corporation filed the technical report titled “NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada” in respect of the feasibility study.

Tintic Project Initial Mineral Resource Estimate and Technical Report

On January 17, 2023, the Corporation announced an initial mineral resource estimate for the Tintic Project. On January 31, 2023, the Corporation announced that it had filed a technical report prepared in accordance with NI 43-101 in respect of the initial mineral resource estimate titled “NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America”.

Share Issuance Pursuant to Participation Agreement with Williams Lake First Nation

On February 24, 2023, the Corporation announced that it had issued 10,000 Common Shares in accordance with the terms of a participation agreement dated June 10, 2022 with the Williams Lake First Nation relating to the Cariboo Gold Project.

$51.8 Million Bought Deal Public Offering

On March 2, 2023, the Corporation announced the completion of a bought deal public offering of an aggregate of 7,841,850 units of the Corporation at a price of $6.60 per unit, for aggregate gross proceeds of approximately $51.8 million, including the full exercise of the over-allotment option granted to the underwriters (the “Bought Deal Offering”). Each unit was comprised of one Common Share and one Warrant (a “2026 Warrant”), with each 2026 Warrant entitling the holder thereof to purchase one additional Common Share at a price of $8.55 per Common Share, subject to adjustments, for a period of 36 months following the closing date of the Bought Deal Offering.

Warrant Repricing

On March 14, 2023, the Corporation announced that, subject to the final approval of the TSX-V, it intended to amend the exercise prices of the March 2027 Warrants and May 2027 Warrants such that (i) the exercise price of the March 2027 Warrants is reduced from $22.80 per Common Share to $14.75 per Common Share and (ii) the exercise price of the May 2027 Warrants is reduced from US$18.00 per Common Share to US$10.70 per Common Share (the “Warrant Repricing”). The Warrant Repricing was completed on March 17, 2023.

Warrant Listings

Effective on May 8, 2023, the May 2027 Warrants and the March 2027 Warrants were listed and posted for trading on the TSX-V under the trading symbols “ODV.WT.U” and “ODV.WT.A” respectively. Effective on May 19, 2023, the 2026 Warrants were listed and posted on trading on the TSX-V under the trading symbol “ODV.WT.B”. Subsequently, on November 10, 2023, the May 2027 Warrants were also listed and posted for trading on Nasdaq under the trading symbol “ODVWZ”.

Permitting Agreements for Cariboo Gold Project

On May 8, 2023, the Corporation announced that it has entered into two landmark permitting agreements in respect of the Cariboo Gold Project: (i) the process charter with the BC Major Mines Office; and (ii) the joint information requirements table with the Ministry of Energy, the Mines and Low-Carbon Innovation and the Ministry of Environment.

Environmental Assessment Certificate for Cariboo Gold Project

On October 10, 2023, the Corporation announced that it has received an environmental assessment certificate for the Cariboo Gold Project.

Asset Spin-Out and Formation of Electric Elements Mining Corp.

On November 15, 2023, the Corporation announced the spin out of all its shares and partnership units in certain subsidiaries holding the rights and title and interest in its James Bay properties and the formation, jointly with O3 Mining Inc., of “Electric Elements Mining Corp.”

Management Updates

On December 28, 2023, the Corporation announced that Mr. Luc Lessard would resign from his position as Chief Operating Officer effective as of December 31, 2023 and Mr. Chris Pharness, Vice-President, Sustainable Development has departed from his position. Effective as of December 31, 2023, Mr. Eric Tremblay, who is a director of the Corporation and chair of the environmental and sustainability committee, assumed the role of interim Chief Operating Officer.

Fiscal Year Ended December 31, 2024

Management Updates

On February 2, 2024, the Corporation announced that Mr. Francois Vézina would resign from his position as Senior Vice President, Project Development, Technical Services and Environment effective as of March 1, 2024. On May 9, 2024, the Corporation announced that Mrs. Maggie Layman would resign from her position as Vice President, Exploration effective as of May 30, 2024. On December 5, 2024, the Corporation announced the appointment of Mr. Stephen Quin as director of the Corporation and on December 12, 2024, the Corporation announced that Mrs. Marina Katusa resigned from her position as Director.

Impairment Analysis

On February 21, 2024, the Corporation announced that based on a preliminary review, a non-cash impairment exists to the carrying value of the Trixie mine. For more details relating to the final impairment analysis, see note 10 of the Corporation’s annual financial statements for the year ended December 31, 2023.

US$50 Million Credit Facility and Subsequent Amendments

On March 4, 2024, the Corporation announced that the Corporation, as guarantor, and Barkerville, its wholly-owned subsidiary, as borrower, entered into a credit agreement dated March 1, 2024 (the “Credit Agreement”) with National Bank of Canada (“National Bank”), as lender and administrative agent, and National Bank Financial Markets, as mandated lead arranger and sole bookrunner, in connection with a US$50 million delayed draw term loan (the “Credit Facility”). The Credit Facility will be used to fund ongoing detailed engineering and pre-construction activities at the Cariboo Gold Project. The Credit Facility was subsequently amended on June 10, 2024, December 20, 2024 and March 13, 2025. For the purposes of this AIF, references to “Amended Credit Facility” and “Amended Credit Agreement” refers to the Credit Facility and the Credit Agreement, respectively, as amended on June 10, 2024, December 20, 2024 and March 13, 2025.

The key terms of the Amended Credit Facility are summarized below. The summary of the Amended Credit Facility provided herein is qualified in its entirety by the full text of the Amended Credit Agreement, a copy of which is available on SEDAR+ (www.sedarplus.ca) under the Corporation’s issuer profile.

●	Credit Limit: US$ 50 million. As at December 31, 2024, the outstanding principal balance of the Credit Facility is US$25 million.
●	Term & Maturity Date: October 1, 2025, as may be extended in the lenders’ sole discretion.
●	Repayment: The full outstanding credit under the Amended Credit Facility, and all accrued and unpaid interest thereon, shall be repaid on the Maturity Date.
●	Interest Rate: The draws under the Amended Credit Facility can made by way of a base rate loan or a term benchmark loan, each subject to a different interest rate. Interest payable on the outstanding principal is calculated at an annual rate as follows, with each rate increasing by 0.50% per annum every 90 days following March 1, 2024.

o	For a base rate loan: the greater of (i) the federal funds effective rate plus 0.50%; and (ii) the National Bank variable rate of interest for United States dollar loans in Canada, plus (iii) 3.50% per annum.
o	For a term benchmark loan: the sum of (i) the Secured Overnight Financing Rate; (ii) an additional 0.10% per annum for each applicable interest period; and (iii) 4.50% per annum.
●	Voluntary Prepayments: Subject to the terms and conditions of the Amended Credit Agreement, Barkerville may prepay the outstanding loans under the Amended Credit Facility at any time, subject to a minimum prepayment amount of US$1 million.
●	Mandatory Prepayments: Mandatory prepayments are required in certain events, including: (i) asset dispositions, debt incurrence or equity raises, for which 100% of the net cash proceeds must be used for prepayment; and (ii) change of control, for which all of the obligations under the Amended Credit Facility must be prepaid.
●	Security: The obligations under Amended Credit Facility are secured by a first-ranking security interest against all of the present and future assets and property of Barkerville and the shares of Barkerville as held by the Corporation.
●	Representations, Warranties and Covenants: The Amended Credit Agreement contains terms and conditions which are customary for a transaction of this nature, including representations, warranties, borrower covenants, permitted liens and indebtedness, assignment rights, and events of default. Specifically, the Corporation covenants to: (i) maintain a tangible net worth (being shareholders’ equity less goodwill and intangible assets) of at least C$425 million, calculated as at the last day of each fiscal quarter; and (ii) on a consolidated basis with Barkerville, maintain liquidity (being all unrestricted cash plus available credit under the Credit Facility) of at least C$12.5 million as of the last day of each fiscal quarter.
●	Fees: In connection with the Credit Facility and National Bank’s services, the Corporation agreed to pay the following fees to National Bank, all of which have been paid as of the date of this AIF: (a) an upfront fee of 2.00% per annum on the principal amount; (b) a ticking fee equal to 1.00% of the committed principal amount of the Credit Facility, calculated on an annualized basis and accruing daily commencing 30 days from December 20, 2023 until January 31, 2024; and (c) duration fees payable if the Credit Facility remains outstanding on the following dates: (i) 0.75% of the committed principal amount, payable as of May 30, 2024; (ii) 1.00% of the committed principal amount, payable as of August 28, 2024; and (iii) 1.25% of the committed principal amount, payable as of November 26, 2024.

Updated Mineral Resource Estimate for the Tintic Project

On April 26, 2024, the Corporation announced the filing of a technical report (the “Tintic Technical Report”) in support of the updated mineral resource estimate for the Tintic Project (the “2024 Trixie MRE”). The Tintic Technical Report titled “NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America” is dated April 25, 2024 (with an effective date of March 14, 2024) and was prepared for the Corporation by independent representatives of Micon International Limited in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Reference should be made to the full text of the Tintic Technical Report, which is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under ODV’s issuer profile and on the Corporation’s website at https://osiskodev.com/projects/tintic/.

October 2024 Non-Brokered Private Placement

In October 2024, the Corporation completed a non-brokered private placement of 19,163,410 units at a price of US$1.80 per unit for a total gross proceeds of approximately US$34.5 million units comprising of: (i) 13,426,589 units issued on October 1, 2024 at a price of US$1.80 per unit for gross proceeds of approximately US$24.2 million; and (ii) 5,736,821 units issued on October 14, 2024 at a price of US$1.80 per unit for gross proceeds of approximately US$10.3 million (together, the “October 2024 Offering”).

Each unit under the October 2024 Offering consisted of one Common Share and one Warrant (each, a “2029 Warrant”), with each 2029 Warrant entitling the holder to purchase one additional Common Share at a price of US$3.00 on or before October 1, 2029.

The October 2024 Offering satisfied the requirement under the Credit Facility Amendment to raise at least US$20 million by October 31, 2024 and the Credit Facility Amendment became effective.

US $57.5 Million Marketed Private Placement

On November 12, 2024, the Corporation completed a marketed private placement of 31,946,366 units at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$57.5 million (the “November 2024 Offering”) pursuant to the terms of an agency agreement dated November 12, 2024 between the Corporation, National Bank Financial Inc., Cantor Fitzgerald Canada Corporation and Eight Capital (the “Agency Agreement”). Pursuant to the terms of the Agency Agreement, the agents were paid a cash commission equal to 4.5% of the aggregate gross proceeds of the November 2024 Offering and reimbursed for certain costs and expenses.

Each unit under the November 2024 Offering consisted of one Common Share and one 2029 Warrant.Cariboo Gold Project Permits

On November 20, 2024 and December 12, 2024, the Corporation announced the approval of the following BC Mines Act permits for the Cariboo Gold Project: (i) Mines Act permits for the Mine Site Complex, Bonanza Ledge and QR Mill (as obtained on November 20, 2024); and (ii) Environmental Management Act permits for the Mine Site Complex, Bonanza Ledge and QR Mill (as obtained on December 12, 2024). The Mines Act permits provide the Corporation the ability to proceed with the construction, operation and reclamation activities of each of the site boundaries and the Environmental Management Act permits pertain to any discharge activities to the environment.

Events Subsequent to December 31, 2024, Fiscal Year End

Management Updates

On January 9, 2025, the Corporation announced that Mr. David Rouleau was appointed as Vice President, Project Development of the Corporation. On that same day, the Corporation announced that Mr. Éric Tremblay would resign from his position as Chief Operating Officer, with immediate effect.

On March 28, 2025, the Corporation announced that Mr. Philip Rabenok was appointed as Vice President, Investor Relations of the Corporation, effective as of March 26, 2025.

DESCRIPTION OF BUSINESS

General

The Corporation is a North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Corporation’s objective is to become a North American intermediate producer of precious metals, through curating and advancing a portfolio of development projects and investments with potential for value creation. Its flagship mining asset is the Cariboo Gold Project, located in the District of Wells, British Columbia, Canada. the Corporation’s project pipeline is complemented by the Tintic Project, located in Utah, United States of America.

Material Properties

As of the date of this AIF, the Corporation considers the Cariboo Gold Project and the Tintic Project to be its only material mineral properties for the purposes of NI 43-101. The board of directors has recently authorized a strategic review of the San Antonio Project, which includes exploring the potential for a financial or strategic partner in the asset or for a full or partial sale of the asset. The Corporation has engaged a financial advisor in connection with such strategic review.

For further details regarding the material mineral projects of the Corporation, see Schedule “C” – Technical Information – Cariboo Gold Project and Schedule “D” – Technical Information – Tintic Project.

The Corporation’s current strategy is to advance and develop the Cariboo Gold Project and the Tintic Project towards the next phase of development and if at all, to a construction decision. In line with its strategy, the Corporation intends to continue advancing various permits and further exploration activities as well as test mining at the Tintic Project.

Investments

The Corporation’s assets also include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Corporation may, from time to time and without further notice, except as required by law or regulations, increase or decrease its investments at its discretion.

The following table presents the main investments of the Corporation in marketable securities as at March 28, 2025:

Name of Company	Number of Shares Held	Ownership
Falco Resources Ltd.	48,675,240	16.0%
Cornish Metals Inc.	32,580,000	4.9%
Niobay Metals Inc.	9,857,143	11.6%
Barksdale Resources Corp.	3,828,261	2.8%

Notes:

(1)	These securities are held by Barkerville.

Social and Environmental Policies

The Corporation views sustainability as a key part of its strategy to create value for its Shareholders and other stakeholders. The Corporation focuses on the following key areas: (i) promoting social and environmental sustainability in its business and operations; (ii) maintaining strong relationships with the federal, provincial, municipal, state and first nations, indigenous communities or tribal nations where the Corporation has activities and projects; (iii) supporting the economic development of regions where it operates; (iv) promoting diversity and integrity throughout the organization and the mining industry; and (vi) setting a leading example for investee companies in respect of the focus on sustainability.

Environmental Protection

The Corporation’s exploration and development activities are subject to the federal, state, provincial, regional and local environmental laws and regulations in jurisdictions in which the Corporation’s activities and facilities are located. This includes requirements relating to air and water quality, waste disposal, planning and implementing the closure and reclamation of mining properties and related financial assurance. Each mineral property is subject to environmental assessment and permitting processes. In 2023, the Corporation obtained an environmental assessment certificate for the Cariboo Gold Project from the Environmental Assessment Officer in British Columbia. On November 20, 2024, the Corporation obtained BC Mines Act permits for the Cariboo Gold Project, and subsequently, on December 12, 2024, the Corporation obtained the Environmental Management Act permits for the Cariboo Gold Project. See “General Development of Business – Fiscal Year Ended December 31, 2024 – Cariboo Gold Project Permits”.

The Corporation’s Environmental and Sustainability Committee is responsible for overseeing certain health, safety, corporate social responsibility and environmental matters and to recommend to the Board the steps to be taken in connection with these areas of activity. The Environmental and Sustainability Committee held three meetings during the financial year ended December 31, 2024.

The Corporation’s Environmental Policy and Environmental and Sustainability Committee Charter are available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance.

Sustainable Development

The Corporation is committed to promoting ethical, responsible and safe operations focusing on the quality of its operations, respect of human rights and local community and cultures as well as the well-bring of its employees. The Corporation’s Code of Ethics and Health and Safety Policy requires, among other things, that all employees follow all applicable laws and regulations wherever the Corporation does business, work safely in accordance with regulatory and other industry standards, treat everyone fairly and equitably, work in an environmentally responsible manner and respect the cultures and rights of communities where the Corporation operates its business. The Corporation respects and supports the dignity, well-being and rights of its employees, their families and the communities in which it operates. The Corporation also sets out to build enduring relationships with its neighbours that demonstrate mutual respect, active partnership, and long-term commitment. The Corporation respects the diversity of Indigenous peoples acknowledging the unique and important interests that they have in the land, waters and environment as well as their history, culture and traditional ways, and is committed to maintaining and advancing collaborative partnerships with Indigenous nations related to its projects. The Corporation has engaged in years of extensive consultation and implementation of the participation agreements with each of Lhtako Dené Nation in 2020 and the Willliams Lake First Nation in 2022. In addition, the Corporation is working towards an agreement with Xatsull First Nation, with whom it continues to engage and consult. The Corporation is dedicated to developing a safe and sustainable operation at its projects, and remains committed to engaging in constructive dialogue to ensure all Indigenous nations and local stakeholders benefit from the development of its projects, while maintaining economic viability.

The Corporation’s Code of Ethics and Health and Safety Policy are available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance.

Business Cycles

The mining business is subject to global macro-economic cycles which affect the marketability of products derived from mining. The Corporation’s current exploration and development operations is not cyclical and may be conducted all year round.

Foreign Operations

One of ODV’s material projects, the Tintic Project, is located in Utah, United States. In addition, the Corporation also holds interests in other properties located outside Canada, including the San Antonio Project and Guerrero Properties located in Mexico. See “Risk Factors – Risk Factors Related to the Corporation – Enforcing Judgments” and “Risk Factors – Risk Factors Related to the Corporation – Foreign Operations Risks”.

Specialized Skills

The Corporation’s business requires specialized skills and knowledge in the areas of geology, mining, mineral processing, environmental management, permitting, First Nations relations and the global commodity markets. To date, the Corporation has been able to locate and retain such professionals in Canada, the United States and Mexico, and believes it will be able to continue to do so.

Economic Dependence

The Corporation’s business is not dependent on any contract to sell a major part of its products or to purchase a major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends. It is not expected that the Corporation’s business will be affected in the current financial year by the renegotiation, amendment or termination of contracts or subcontracts.

Employees

As at December 31, 2024, the Corporation had 100 employees. The Corporation evaluates on an ongoing basis the required expertise and skills to execute its business strategy and will seek to attract and retain the individuals required to meet the Corporation’s goals.

The Corporation believes it has adequate personnel with the specialized skills required to carry out its business and operations and, anticipates making ongoing efforts to match its workforce capabilities with its business strategy as it evolves.

Competitive Conditions

The precious metal exploration and mining industry is highly competitive. The Corporation competes with other companies in connection with the discovery, acquisition, development and advancement of mining properties, the sourcing of raw materials and supplies used in connection with mining operations, the recruitment and retention of qualified personnel and suitable contractors, technical and engineering sources and necessary exploration and mining equipment. See “Risk Factors – Risks Factors Related to the Corporation – Competition”.

RISK FACTORS

The Corporation’s business, being the acquisition, exploration and development of mineral properties in Canada and worldwide, is speculative and involves a high degree of risk. The risk factors listed below could materially affect the Corporation’s financial condition and/or future operating results, and could cause actual events to differ materially from those described in Forward-Looking Information relating to or made by the Corporation.

In evaluating the Corporation and its business, the readers should carefully consider the risk factors which follow and the risks set forth in the Corporation’s continuous disclosure documents filed on SEDAR+ and EDGAR. These risk factors may not be a definitive list of all risk factors associated with an investment in the Corporation or in connection with its business and operations.

The risks described herein and in other documents forming part of the Corporation’s disclosure record are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business. Prospective purchasers or holders of Common Shares should give careful consideration to all risk factors enumerated below.

Risk Factors Related to the Corporation

Mineral Exploration and Development

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs, preliminary economic assessment and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of, if applicable, preliminary economic assessment and production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Mining Operations

Mining operations are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves including unusual or unexpected geological formations, geotechnical challenges and other conditions such as formation pressures, fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour, any of which could result in work stoppages, damage to property, and possible environmental damage that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. The Corporation may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Corporation.

Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Operations Not Supported by a Feasibility Study

Certain operations of the Corporation including the test mining at Bonanza Ledge II Project and the Tintic Project, have been operated without the benefit of a feasibility study including mineral reserves, demonstrating economic and technical viability, and, as a result, there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that commercial production will commence, continue as anticipated or at all or that anticipated production costs will be achieved. The failure to commence or continue production would have a material adverse impact on the Corporation’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Corporation’s cash flow and potential profitability.

Unanticipated Metallurgical Processing Problems

Unanticipated metallurgical processing problems may occur during operations, including, without limitation, mechanical problems with milling or extraction equipment, unexpected grade anomalies in processed material, contaminants in processing or processed material, and the inability to operate tested processes at scale which can lead to lower metallurgical recoveries than expected and delay and impede operations, which may affect the potential profitability of the Corporation’s material mineral properties. In addition, further metallurgical testing or operations may determine that the metals cannot be extracted as economically as anticipated.

Industry Conditions

The exploration for and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Corporation’s properties are in the development or exploration stage and the Corporation is presently not commercially exploiting any of its properties and its future success will depend on its capacity to generate revenues from an exploited property.

The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Corporation wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital. The Corporation’s operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geological formations.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

Mineral resource and mineral reserve figures are only estimates. Mineral resource and mineral reserve estimates have inherent uncertainty. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Corporation believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which the Corporation holds a direct interest reflect best estimates, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Negative Operating Cash Flow

For the financial year ended December 31, 2024 and 2023, the Corporation had negative operating cash flow of $21.3 million and positive operating cash flow of $10.4 million, respectively, and also reported a net loss of $86.3 million and $181.9 million, respectively. For the same ending periods, the Corporation had approximately $46.6 million and $18.6 million, respectively, in outstanding debt mainly related to the Credit Facility, leasing and equipment financing obligations. As a result of the expected expenditures to be incurred by the Corporation for the development of the Corporation’s material projects, the Corporation anticipates that negative operating cash flows will continue until one or both of the Corporation’s material projects enters commercial production. There can be no assurance that the Corporation will generate positive cash flow from operations in the future. The Corporation will require additional capital in order to fund its future activities for its material projects. To the extent that the Corporation continues to have negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. Furthermore, additional financing, whether through the issue of additional equity and/or debt securities and/or project level debt, will be required to continue the development of the Corporation’s material projects and there is no assurance that additional capital or other types of financing will be available or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. Failure to obtain additional financing or to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

No Earnings and History of Losses

The business of developing and exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration and test mining programs will result in profitable operations. The Corporation has not determined whether any of its properties contain economically recoverable reserves of mineralized material and currently has minimal or no revenues from its projects; therefore, the Corporation does not generate sufficient cash flows from its operations. There can be no assurance that significant additional losses will not occur in the future. The Corporation’s operating expenses and capital expenditures may increase in future years with advancing exploration, development, and/or production from the Corporation’s properties. The Corporation does not anticipate to receive sufficient revenues from operations to offset operational expenditures in the foreseeable future and expects to incur losses until such time as one or more of its properties enters into commercial production and generates sufficient revenues to fund continuing operations. There is no assurance that any of the Corporation’s properties will eventually graduate to commercial operation. There is also no assurance that new capital will become available, and if it is not, the Corporation may be forced to substantially curtail or cease operations.

Financing Risks and Additional Financing

The Corporation’s operations are subject to financing risks and additional financing may result in dilution or partial sale of assets. At the present time, the Corporation has exploration and development assets which may generate periodic revenues through test mining, but has no mines in the commercial production stage. The Corporation cautions that test mining at its operations could be suspended at any time. The Corporation’s ability to explore for and find potential economic projects, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Corporation develops will require significant capital expenditures. Currently, the Corporation does not have any producing projects and no sources of revenue and any projects it develops will require significant capital expenditures. As a result, the Corporation may be required to seek additional sources of debt and equity financing in the near future. To obtain such funds, the Corporation may sell additional securities including, but not limited to, the Corporation’s shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of the Corporation’s shareholders. Alternatively, the Corporation may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Corporation will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing could have a material adverse effect on the Corporation’s growth strategy, results of operations, financial condition and project scheduling. The development of the Corporation’s material mineral properties remains subject to, among other things, ODV securing adequate financing on conditions acceptable to it.

Regulatory Matters

The Corporation’s activities are subject to governmental laws and regulations. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety, compliance with securities matters and other matters. Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. The Corporation may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Corporation’s activities and delays in the exploration and development of the projects and properties.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or development costs or require abandonment or delays in development of new mining properties.

Also, no assurance can be made that the Canada Revenue Agency and provincial agencies will agree with the Corporation’s characterization of expenses as Canadian exploration expenses or Canadian development expenses or the eligibility of such expenses as Canadian exploration expenses under the Tax Act or any provincial equivalent.

Taxation Laws or Reviews

The Corporation has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Corporation may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Corporation’s liquidities. Taxes may also adversely affect the Corporation’s ability to repatriate earnings and otherwise deploy its assets.

Changes in Economic and Political Conditions and Regulations

The economics of the exploration and development of mining projects are affected by many factors, including the costs of exploration and development, variations of grade of mineralized material discovered, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Corporation may determine that it is neither potentially profitable nor advisable to acquire or develop properties.

The Corporation’s mineral properties are located in Canada, the United States and Mexico. Economic and political conditions in these countries could adversely affect the business activities of the Corporation. These conditions are beyond the Corporation’s control, and there can be no assurance that any mitigating actions by the Corporation will be effective.

Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Corporation’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on exploration and development activities, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Corporation’s potential profitability.

The Corporation’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

Risk factors specific to certain jurisdictions are described throughout, including specifically “Foreign Operations Risks”. The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Corporation’s jurisdictions cannot be accurately predicted and could have a material adverse effect on the Corporation.

Enforcing Judgments

As the Corporation is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult or impossible for investors in the United States to effect service or to realize on judgments obtained in the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

Similarly, all or a substantial portion of the assets of such persons are located outside Canada and some of the Corporation’s mineral assets, including the Tintic Project, are located outside of Canada and are held indirectly through foreign affiliates. As a result, it may be difficult or impossible for Canadian investors to initiate a lawsuit within Canada against these persons or to enforce judgments in Canada against such assets. In addition, it may not be possible for Canadian investors to collect from these persons or assets judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult or impossible for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian Securities Laws.

Permits, Licences and Approvals

The operations of the Corporation require licences and permits from various governmental authorities. The Corporation believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licences and permits that may be required to maintain its business operations, mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

Local Communities, Indigenous Peoples and First Nations

Indigenous title claims, rights to consultation/accommodation and the Corporation’s relationship with local communities may affect the Corporation’s existing exploration and development projects. Governments in many jurisdictions must consult with Indigenous peoples and First Nations with respect to grants of mineral rights or surface rights and the issuance or amendment of project authorizations. Consultation and other rights of Indigenous peoples and First Nations may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Corporation’s ability to acquire, within a reasonable time frame, effective mineral titles or surface rights in these jurisdictions, including in some parts of Canada, Mexico and the United States, in which Indigenous or local communities’ titles are claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen Indigenous title claims also could affect exploration and development projects. These legal requirements may also affect the Corporation’s ability to transfer existing projects or to develop new projects.

The Corporation’s relationship with the communities in which it conducts activities are critical to ensure the future success of its existing activities and the exploration and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Corporation’s reputation or financial condition and may impact its relationship with the communities in which it conducts activities. While the Corporation is committed to working in a socially responsible manner, there is no guarantee that the Corporation’s efforts in this regard will mitigate this potential risk.

The inability of the Corporation to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of the Corporation’s projects, and could have a significant adverse impact on the Corporation’s share price and financial condition.

Environmental Risks and Hazards

The Corporation is subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Competition

The Corporation’s activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Corporation will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Corporation may not be able to successfully raise funds required for any such capital investment.

Anti-Bribery Laws

The Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where the Corporation does business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Corporation’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Corporation operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Corporation’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Corporation’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Corporation’s business, financial position and results of operations.

Management

The Corporation is dependent on certain members of its management, particularly its Chief Executive Officer. The loss of their services could adversely affect the Corporation.

The Corporation may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on the Corporation’s business and financial condition. The Corporation is dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on the Corporation’s business and financial condition. Further, while certain of the Corporation’s officers and directors have experience in the exploration, development and operation of mineral properties, the Corporation remains highly dependent upon contractors and third parties in the performance of their exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Corporation or be available upon commercially acceptable terms.

Implementation of Business Strategy

There can be no assurance that ODV’s management team will be successful in implementing its strategy (including as set out in this AIF) or that past results will be reproduced going forward. The management team may experience difficulties in effecting key strategic goals such as the growth and investment in tier one assets, tier two assets and strategic assets, the sale of non-core assets or the development of exploration projects. The performance of the Corporation’s operations could be adversely affected if its management team cannot implement the stated business strategy effectively.

Conflicts of Interest

Certain directors and officers of the Corporation also serve as directors and officers of other companies involved in natural resource exploration and development. Consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a material conflict of interest.

Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined mineralized material (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect potential profitability and, possibly, the economic viability of a property. Profitability will also depend on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate the Corporation’s ability to achieve profitability altogether, or if achieved, its ability to maintain profitability. Additionally, due to worldwide economic uncertainty, (i) the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project; and (ii) global supply chain may also be negatively affected. These changes and events may materially affect the financial performance of the Corporation and they may also negatively impact the project schedule.

Lack of Insurance Coverage

The Corporation may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure, taking into consideration the importance of the premiums or other reasons. Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the Corporation’s business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, the Corporation’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. The Corporation may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to the Corporation.

Fluctuation in Market Value

The price of the Common Shares has been and may continue to be volatile. For example, the price per Common share peaked at a high price of $26.59 per Common Share in February 2021, shortly following the completion of the RTO, and has since declined significantly, reaching a low of $1.76 per Common Share in February 2025 ($2.13 per Common Share on March 28, 2025), all on a post-Consolidation basis. Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price, including as a result of factors outside of such companies’ control. The price of the Common Shares is affected by the Corporation’s financial conditions or results of operations as reflected in its liquidity position and earnings reports. The price of the Common Shares may also be affected by factors unrelated to the financial performance or prospects of the Corporation, including macroeconomic developments in North America, Mexico and globally, and market perceptions of the attractiveness of particular industries, which may increase the volatility of Common Share prices. These include the risks described elsewhere in this AIF.

Other factors which may influence the price of the Corporation’s securities, including the Common Shares, include, but are not limited to: worldwide economic conditions; changes in government policies; investor perceptions; movements in global interest rates and global stock markets; variations in operating costs; the cost of capital that the Corporation may require in the future; metals prices; the price of commodities necessary for the Corporation’s operations; recommendations by securities research analysts; issuances of Common Shares or debt securities by the Corporation; exploration and development successes and, if applicable, the share price performance of the Corporation’s competitors; the addition or departure of key management and other personnel; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors; news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related industry and market issues affecting the mining sector; publicity or other third party statements or coverage about the Corporation (including its prospects and strategy) and its personnel; loss of a major funding source; and all market conditions that are specific to the mining industry. There can be no assurance that such fluctuations will not affect the price and liquidity of the Corporation’s securities. In addition, a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities to be delisted from the NYSE and/or the TSX-V, further reducing market liquidity.

Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Further, the Corporation’s public disclosure record is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) and, to that end, the Corporation does not endorse, and provides no assurance in respect of, any third party statements or coverage about the Corporation.

Completion of Announced Transactions

From time to time the Corporation may enter into binding transactions to acquire assets such as mining companies, metals or mineral projects and properties. There can be no assurances the Corporation will successfully complete any announced transactions as a variety of conditions may exist that need to be waived or satisfied prior to completion. There can be no certainty that proposed benefits of transactions to acquire such assets will be realized as anticipated.

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures on any given project will result in discoveries of commercial quantities of minerals.

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the Corporation or at all.

Mergers, Acquisitions, Joint Ventures and Integration

From time to time, the Corporation examines opportunities to acquire, merge and joint venture assets and businesses or conduct any other type of transaction. The global landscape has changed and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process might be inadequate and cause material negative outcomes. Any transaction that the Corporation may choose to complete may be of a significant size, may change the scale of the Corporation’s business and operations, and may expose it to new or greater geographic, political, operating, financial, legal and geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of the Corporation. Any transactions would be accompanied by risks, including those related to changes in commodity prices after the Corporation has committed to complete the transaction and established the purchase price or exchange ratio; an ore body being below expectations; difficulty integrating and assimilating the operations and personnel of any acquired companies (which may be compounded by geographical separation, unanticipated costs, and the loss of key employees), realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies, procedures and controls across the organization; integration of the acquired business or assets diverting the attention of management or disrupt the Corporation’s ongoing business and its relationships with employees, customers, suppliers and contractors; dilution of the Corporation’s interests in its assets, including by the decision to grant interests to a joint venture partner; an acquired business or assets having unknown liabilities which may be significant. In the event that the Corporation chooses to raise debt capital, it may reduce its financial flexibility as the Corporation services interest and debt repayments. If the Corporation chooses to use equity as consideration for any such transaction, existing shareholders may suffer dilution. In addition, many companies in the mining industry have recently seen substantial downward pressure on their equity values after announcing significant transactions. There is a risk that if the Corporation was to announce a significant acquisition, the value of the Common Shares could decrease over the short-, medium- and/or long-term. The Corporation cannot assure that it can complete any transaction that it pursues, or is pursuing, on favorable terms, or that any transactions completed will ultimately benefit the Corporation’s business. There can be no assurance that the Corporation would be successful in overcoming the risks noted above or any other problems encountered in connection with such transactions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future transaction or joint venture undertaken except as required by applicable laws and regulations.

Potential Fraud and Corruption

The Corporation is subject to risks related to potential to gain benefits from improper transactions and financial reporting to hide operational deficiencies or enhance remuneration. Other risks include the potential for fraud and corruption by suppliers, personnel or government officials and which may implicate the Corporation, and its compliance with applicable anti-corruption laws. The Corporation’s internal controls might not be sufficient or sophisticated enough to identify adequately all potential fraud and corruption.

Foreign Operations Risks

Some of the Corporation’s properties are located in Mexico. Such properties and operations (if any) are subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Corporation’s North American properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; restrictions or travel; hostage taking; security issues (including theft); changing political conditions; and currency controls.

In recent years, criminal activity and violence have increased and continue to increase in certain parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. The Corporation takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on the Corporation’s operations.

In the future, the Corporation may choose to acquire properties or operate in foreign jurisdictions other than the U.S. and Mexico.

Labour Relations

The Corporation is dependent on its ability to maintain positive relationships with its employees and there can be no assurance that the Corporation will be able to continue to do so in the future. In addition, relations between the Corporation and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in whose jurisdictions the Corporation carries on business. Adverse changes in such legislations or in the relationship between the Corporation and its employees could have a material adverse impact on the Corporation’s business, results of operations and financial condition.

Significant Influence of Osisko Gold Royalties

As of the date hereof, Osisko Gold Royalties owns 33,333,366 Common Shares, representing approximately 24.4% of the outstanding Common Shares. As a significant shareholder of the Corporation, Osisko Gold Royalties may exercise significant influence over all matters requiring approval of the shareholders of the Corporation, including the election of directors, determination of significant corporate actions, amendments to the Corporation’s articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders of the Corporation.

Uncertainty of Ownership Rights and Boundaries of Resource Properties

There is no assurance that the rights of ownership and other rights in concessions held by the Corporation are not subject to loss or dispute, particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse laws and regulations which have not been identified by the Corporation. There is no guarantee that title to the properties will not be challenged or impugned. The Corporation’s property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Third Party Approvals

The Corporation may require the consent or approval of third parties in order to enter into or complete certain agreements or transactions necessary in the course of its operations. There can be no assurance that such third parties, which may include shareholders, regulatory bodies or entities with an interest in the applicable property or others (including water supply management and availability), will provide the required approval or consent or enter into such agreement in a timely manner, or at all. Failure to obtain such third party approval may result in a material adverse effect on the Corporation’s operations and financial condition.

Community Relations, Social License and Land Claim

Maintaining a positive relationship with the communities in which the Corporation operates is critical to its business operations and the development of the Cariboo Gold Project and Tintic Project.

The Corporation may come under pressure to demonstrate that other stakeholders (including employees, communities surrounding operations and their respective countries) benefit and will continue to benefit from its commercial activities, and/or that it operates in a manner that will minimize any potential damage or disruption to the interests of those stakeholders.

Erosion of social licence or activities of third parties seeking to call into question social licence may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, proceedings initiated or delays in permitting, and there may also be extra costs associated with improving the relationship with the surrounding communities.

While the Corporation is committed to operating in a socially responsible manner and working towards entering into agreements in satisfaction of such requirements there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Corporation’s business, financial position and operations.

Reliance on Historical Data

Although the Corporation’s normal data verification procedures have been employed in connection with the calculations of the mineral resource estimation on the Cariboo Gold Project and sampling, analytical and test data underlying the estimated mineral resources have been reviewed by qualified persons, an extensive amount of historical data and records on the Cariboo Gold Project was relied on in establishing these calculations. The Corporation cannot, however, guarantee that the historical records that are available are free from material errors or inaccuracies. While the Corporation believes that the mineral resource and mineral reserve estimates in respect of its Cariboo Gold Project reflect best estimates, the estimating of mineral resources is a subjective process and the accuracy of mineral resource estimate is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource estimate, and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates.

Reputational Risks

Reputational risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in loss of revenue, legal action or increased regulatory oversight and loss of valuation and share price. Possible sources of reputational risk could come from, but are not limited to, operational failures, non-compliance with laws and regulations or leading an unsuccessful financing. In addition to its risk management policies, controls and procedures, the Corporation has a formal Code of Ethics to help manage and support the Corporation’s reputation.

Inflation

The Corporation is affected by rising inflationary pressures. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy, as well as continuing global supply-chain disruptions. These inflationary pressures have affected the Corporation’s labour, commodity and other input costs and such pressures may or may not be transitory. Any continued upward trajectory in the inflation rate for the Corporation’s inputs may have a material adverse effect on the Corporation’s capital expenditures for the development of its projects as well as its financial condition and results of operations. See also “Risk Factors – Infrastructure and Supplies” and “Risk Factors – Impairment of Assets”.

Infrastructure and Supplies

The availability of skilled labour, electricity and other necessary supplies at an economic cost cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties. Prices for goods and services will fluctuate in relation to the level of investment in the mining sector; it is reasonable to expect that increased demand could impact the Corporation’s future economic projections and competitiveness, as it may entail a meaningful increase in costs for various goods and services.

Improvements in the economic conditions for the mining industry as a whole will typically result in increases to both the costs of planned exploration and development activities, which must also be factored into economic models used in projections for future development and potential operations. Increased demand for, and costs of, goods or services could result in delays if they cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties and delays due to the need to coordinate their availability, any of which could materially increase project exploration, development and/or construction costs. These factors could have a material adverse impact on the Corporation’s operations and financial results.

Cybersecurity Threats and Information Technology Systems

The Corporation is dependent upon information technology systems in the conduct of its operations. The Corporation could be adversely affected by network disruptions from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity threats include attempts to gain unauthorized access to data or automated network systems and the manipulation or improper use of information technology systems.

A failure of any part of the Corporation’s information technology systems could, depending on the nature of such failure, materially adversely impact the Corporation’s reputation, financial condition and results of operations. The Corporation is subject to cybersecurity attacks and related threats from time to time. Although to date the Corporation has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any system vulnerabilities. In addition, the Corporation’s insurance coverage for cyber-attacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident. The Corporation and its third party service providers also collects, uses, discloses, stores, transmits and otherwise processes customer, supplier and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. There can be no assurance that any security measures that the Corporation or its third-party service providers have implemented will be effective against current or future security threats. If a compromise of such data were to occur, the Corporation may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Any such event could harm the Corporation’s reputation and result in litigation against it.

The Corporation’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment information technology systems and software, as well as pre-emptive expenses to mitigate the risk of failure. Any of these or other events could result in information system failures, delays and/or increases in capital expenditures. Given the unpredictability of the timing, nature and scope of information technology disruptions, the Corporation could potentially be subject to production downtimes, operational delays, destruction or corruption of data, any of which could have a material adverse effect on the Corporation’s cash flows, competitive position, financial condition and results of operations. From time to time, the Corporation pursues investments and initiatives to improve the productivity and efficiency of existing systems and operations, including through investments in digital technologies. There can be no certainty that some or any of such investments and initiatives will meet the Corporation’s capital allocation objectives. In addition, certain of such investments and initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact. Further, there can be no certainty as to the time required for the Corporation to extract value from these investments or initiatives, or that the Corporation will achieve any anticipated savings or efficiency improvements.

Equipment Shortages and Access Restrictions

The Corporation’s interest in its material mineral properties will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Corporation or the delay in availability of these items could prevent or delay exploitation or development of the Corporation’s mineral properties. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Corporation’s operations and financial results.

Litigation, the Causes and Costs of Which Cannot Be Known

The Corporation is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure or alleged failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Corporation is unable to resolve litigation favourably, either by judicial determination or settlement, it may have a material adverse effect on the Corporation’s financial performance and results of operations.

In the event of a dispute involving the foreign operations of the Corporation, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Corporation’s ability to enforce its rights could have a material adverse effect on its future cash flows, earnings, results of operations and financial condition.

Dividend Policy

No dividends on the Common Shares have been declared or paid to date. The Corporation anticipates that, for the foreseeable future, it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Corporation’s earnings, operating results, financial condition, and current and anticipated cash needs and any restrictions in financing agreements, and the Corporation may never pay dividends.

Sales by Existing Shareholders

Sales of a substantial number of Common Shares in the public market by existing shareholders could occur, including by the Corporation’s largest shareholder, Osisko Gold Royalties, which held approximately 24.4% of our Common Shares as of the date hereof. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. This could impair the Corporation’s ability to raise additional capital through the sale of securities.

Public Company Obligations

As a dual-listed public corporate entity, the Corporation is subject to evolving rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSX-V, the SEC, the NYSE and the International Accounting Standards Board, which govern corporate governance and public disclosure regulations. These rules and regulations continue to evolve in scope and complexity creating many new requirements, which increase compliance costs and the risk of non-compliance. The Corporation’s efforts to comply with these rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from financing, development, operations and, eventually, revenue-generating activities. See also “U.S. Public Company Costs” below.

Impairment of Assets

IFRS requires that the Corporation review for indicators of impairment of the carrying value of its mining assets, and to test for impairment when those indicators are present. Based on specific market factors and circumstances at the time of prospective impairment reviews, production data, economics and other factors, the Corporation may be required to record additional write downs of its mining assets. The Corporation reviews and evaluates the carrying amount of its mining assets for impairment whenever events or changes in circumstances indicate that such a mining asset’s carrying amount may not be recoverable. If the carrying value exceeds the estimated recoverable amount of such mining asset, the Corporation would record an impairment charge for any excess of the carrying value of the mining assets over the estimated fair value of such assets. Factors used to estimate fair value may include estimates of mineral resources and reserves, expected recoverable ore reserves, grade per ounce, recovery rates, future commodity prices, future production estimates and a commensurate discount rate. The Corporation recorded an impairment of assets related to the Corporation’s San Antonio and Cariboo Gold Projects during the year ended December 31, 2022 and an impairment of assets related to the Corporation’s Trixie Project during the year ended on December 31, 2023. See “General Development of the Business– Fiscal Year December 31, 2022 – Impairment on San Antonio Project”, “General Development of the Business – Fiscal Year December 31, 2022 – Impairment on Cariboo Gold Project” and “General Development of Business – Fiscal Year December 31, 2023”. The risk that the Corporation will be required to recognize additional impairments of its mining assets increases during periods of low commodity prices, high industry cost pressures and high inflation. Moreover, additional impairments would occur if the Corporation were to experience sufficient downward adjustments to its estimated mineral resources or reserves or the present value of estimated future net revenues. An impairment recognized in one period may be reversed in a subsequent period. The Corporation may incur additional impairment charges in the future, which could materially adversely affect its results of operations for the periods in which such charges are taken.

Compliance with Listing Standards

The Corporation must meet continuing listing standards to maintain the listing of the Common Shares on the TSX-V and the NYSE, including minimum price of such Common Shares. If the Corporation fails to comply with listing standards and the TSX-V or NYSE delists the Common Shares, the Corporation and its Shareholders could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; reduced liquidity for the Common Shares; a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares; a limited amount of news about the Corporation and analyst coverage; and a decreased ability for the Corporation to issue additional equity securities or obtain additional equity or debt financing in the future.

U.S. Public Company Costs

As a public company in the United States, the Corporation incurs additional legal, accounting, NYSE, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Corporation’s business by diverting the attention of some of its senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Corporation’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Corporation’s business, results of operations and financial condition.

If the Corporation’s efforts to comply with new U.S. laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Corporation and its business may be adversely affected. As a public company in the United States, it is more expensive for the Corporation to obtain director and officer liability insurance, and the Corporation is and will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Corporation to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”), requires that the Corporation maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), the Corporation is required to furnish a report by its management on the Corporation’s internal control over financial reporting (“ICFR”), which, if or when the Corporation is no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by the Corporation’s independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, the Corporation will document and evaluate its ICFR, which is both costly and challenging. In this regard, the Corporation needs to continue to dedicate internal resources, potentially engage outside consultants and maintain a detailed work plan to assess and document the adequacy of the Corporation’s ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite the Corporation’s efforts, there is a risk that neither it nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that the Corporation’s ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in the Corporation’s ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Corporation’s consolidated financial statements. In addition, in the event that the Corporation is not able to demonstrate compliance with the U.S. Sarbanes-Oxley Act, that the Corporation’s internal control over financial reporting is perceived as inadequate, or that the Corporation is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the Common Shares may decline. In addition, if the Corporation is unable to continue to meet these requirements, the Corporation may not be able to remain listed on the NYSE.

Foreign Private Issuer

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Act, in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian Securities Laws. In addition, the Corporation’s officers, directors, and principal Shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s Shareholders may not know on a timely basis when the Corporation’s officers, directors and principal Shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian Securities Laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and Shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. Securities Laws, and provided that the Corporation discloses the requirements it is not following and describes the Canadian practices the Corporation follows instead. For example, the Corporation does not intend to follow the minimum quorum requirements for shareholder meetings as well as certain shareholder approval requirements prior to the issuance of securities under NYSE listing standards, as permitted for foreign private issuers. As a result, the Corporation’s Shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Emerging Growth Company

The Corporation is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. The Corporation will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which the Corporation has a total annual gross revenue of US$1.235 billion or more; (ii) the last day of the fiscal year ending after the fifth anniversary of the first sale of equity securities pursuant to an effective registration statement occurs; (iii) the date on which the Corporation has issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date the Corporation qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of the Common Shares held by non-affiliates exceeds US$700 million as of the last business day of the Corporation’s most recently completed second fiscal quarter after it has been a reporting company in the United States for at least 12 months. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act.

The Corporation may take advantage of some, but not all, of the exemptions available to emerging growth companies. The Corporation cannot predict whether investors will find the Common Shares less attractive if the Corporation relies on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the price of the Common Shares may be more volatile.

General Risk Factors

Precious and Base Metal Prices

The development of the Corporation’s properties and revenue (if any) are dependent on the future prices of minerals and metals. As well, should any of the Corporation’s properties eventually enter commercial production, the Corporation’s profitability will be significantly affected by changes in the market prices of minerals and metals.

The price of precious and base metal prices can fluctuate widely and is affected by numerous factors including demand, inflation, strength of the U.S. dollar and other currencies, interest rates, gold sales by the central banks, hedging and de-hedging activities by producers, global or regional political or financial events, production and cost levels in major producing regions, changes in supply or changes in consumer sentiment, all of which are outside the Corporation’s control. The aggregate effect of these factors is impossible to predict with accuracy. In addition, precious and base metal prices are sometimes subject to rapid short-term changes because of speculative activities.

Fluctuations in gold prices may materially adversely affect the Corporation’s financial performance or results of operations. Even if the Corporation discovers commercial amounts of metals on its properties, it may not be able to place the property into commercial production if precious and base metal prices are not at sufficient levels to render the project economically viable. If the market price of gold falls below the Corporation’s anticipated all-in sustaining costs per ounce of production at one or more of its properties and remains so for any sustained period, the Corporation may curtail or suspend some or all of its exploration or development activities at such property. In addition, such fluctuations may require changes to the Corporation’s mine plans.

Climate Change

The Corporation recognizes that climate change is as much an international concern as it is a community concern which may affect its business and operations, directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry, as a significant emitter of greenhouse gas emissions, is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on the Corporation’s business, results of operations, financial condition and its share price.

Extreme weather events (such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms) have the potential to disrupt operations and transport routes. Extended disruptions could result in interruption to production which may adversely affect the Corporation’s business, results of operations, financial condition and its share price.

Climate change is perceived as a threat to communities and governments globally. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on the Corporation’s business, results of operations, financial condition and its share price.

Outbreaks of Diseases and Public Health Crises

The Corporation may face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

Although the Corporation’s current operations are not being materially impacted by any public health crises, the Corporation continues to monitor the developments and impact of any health crises and pandemic diseases as they may arise. The Corporation cannot estimate whether, or to what extent, any future outbreak of epidemics or pandemics or other health crises may have an impact on the business, operations and financial condition of the Corporation. The outbreak of epidemics, pandemics or other public health crises may result in volatility and disruptions in the supply and demand for gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Corporation of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labor and fuel costs, regulatory changes, political or economic instabilities or civil unrest as well as the Corporation’s ability to service its debt obligations. As such, the impacts of such crises may have a material adverse effect on the Corporation’s business, results of operations and financial condition and the market price of the Common Shares. There can be no assurance that the Corporation’s personnel or its contractors’ personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased safety and medical costs / insurance premiums as a result of these health risks.

Potential Impact of Tariffs and Trade Restrictions

The imposition of tariffs and trade restrictions between Canada and the United States presents a risk to the Corporation and the global economy, which may have adverse effects on supply chains, capital expenditures, and operational costs. In early February, 2025, the United States announced a 25% broad-based tariff on goods exported out of Canada into the United States, other than energy products including oil & gas, which would be subject to a 10% tariff. In response, the Canadian government announced that it would impose a 25% tariff on $155 billion of goods imported from the United States. Representatives of the United States government have also publicly stated that they are considering imposing tariffs on goods imported from other countries. Prior to the United States tariffs on Canadian and Mexican goods becoming effective, they were paused for a month pending further negotiations. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Canadian economy, the Canadian mining industry and the Corporation. Furthermore, there is a risk that the tariffs imposed by the United States on other countries could trigger a broader global trade war which could have a material adverse effect on the Canadian, United States and global economies, and by extension the Canadian mining industry and the Corporation.

Higher capital and operating costs resulting from tariffs may negatively impact project economics, profitability, and production efficiency. The impact of tariffs may also increase the cost of certain materials originating from the United States. Supply chain disruptions and delays in procuring essential equipment could also affect project timelines and operational efficiency. In addition, the imposition of tariffs and other trade restrictions may also exacerbate other risk factors such as currency fluctuations and general economic volatility. Tariffs could impact trade flows, investor sentiment, and monetary policy decisions, leading to greater fluctuations in the CAD/USD exchange rate. Since a significant portion of the Corporation’s equipment, supplies, and operational expenses are denominated in U.S. dollars, a weaker Canadian dollar would increase costs in Canadian dollar terms, potentially reducing the profitability of the Corporation’s operations and projects. See also “Foreign Exchange Risks” above. These impacts may have a material adverse effect on the Corporation’s business, results of operations and financial condition

Currency Fluctuations

The Corporation is subject to currency risks. The Corporation’s functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Corporation’s activities are located in Canada, the United States and Mexico, and as such many of its expenditures and obligations are denominated in U.S. dollars and Mexican pesos. The Corporation maintains its principal office in Montreal, Québec, Canada, and maintains cash accounts in Canadian dollars, U.S. dollars and Mexican pesos and has monetary assets and liabilities in Canadian dollars, U.S. dollars and Mexican pesos.

The Corporation’s assets and liquidities are significantly affected by changes in the Canadian/U.S. dollar and Canadian/Mexican peso exchange rates. Most expenses are currently denominated in Canadian dollars, U.S. dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on the Corporation’s costs. The appreciation of non-Canadian dollar currencies against the Canadian dollar can increase the costs of the Corporation’s activities.

Additionally, the imposition of tariffs and other trade restrictions between Canada, Mexico and the United States may further contribute to currency fluctuations. For more details, see “Potential Impact of Tariffs and Trade Restrictions” above.

International Conflict, Geopolitical Instability and War

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. International conflicts (such as the Russian invasion of Ukraine and the Israel-Hamas conflict) including any related sanctions or other international action, may have a destabilizing effect on commodity prices, supply chains, and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition, and results of operations. The extent and duration of the international conflicts and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this AIF, the financial statements of the Corporation, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on shareholders of the Corporation, and third parties with which the Corporation relies on or transacts, may materialize and may have an adverse effect on the Corporation’s business, results of operation, and financial condition.

DIVIDENDS OR DISTRIBUTIONS

Since its incorporation, the Corporation has not declared or paid any cash dividends on Common Shares. The Corporation currently intends to retain future earnings, if any, to fund the development and growth of its business, and does not intend to pay any cash dividends in the foreseeable future. Any future dividend payment will depend on the Corporation’s financial needs to fund its exploration programs and its future financial growth and any other factors that the Board deems necessary to consider in the circumstances. Under the CBCA, the discretion of the Board to declare or pay a dividend on the Common Shares is restricted if reasonable grounds exist to conclude that the Corporation is, or after payment of the dividend would be, unable to pay its liabilities as they become due, or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares. Other than solvency requirements pursuant to the CBCA and pursuant to the Credit Agreement which restricts the Corporation from declaring or paying cash dividends (without consent of the lenders in accordance with the terms thereof), there are no restrictions in the Corporation’s articles or by-laws or pursuant to any agreement or understanding which could prevent the Corporation from paying dividends. See “Risk Factors”.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, of which 136,608,185 Common Shares are issued and outstanding as at March 28, 2025.

The rights, privileges, conditions and restrictions attaching to the Common Shares, as a class, are equal in all respects, set out in the Corporation’s articles, by-laws, and in the CBCA and its regulations, and include the following rights.

Dividends

The holders of Common Shares shall have the right to receive, if, as and when declared by the Board, any dividend on such dates and for such amounts as the Board may from time to time determine.

Participation in Case of Dissolution or Liquidation

The holders of the Common Shares shall have the right, upon the liquidation, dissolution or winding-up of the Corporation, to receive the remaining property of the Corporation pro-rata among all holders of Common Shares.

Right to Vote

The holders of the Common Shares shall have the right to one vote per share at any meeting of the Shareholders of the Corporation.

Warrants

As of March 28, 2025, there are 78,068,475 Warrants outstanding, consisting of the 2026 Warrants, the March 2027 Warrants, the May 2027 Warrants and the October 2029 Warrants. See “Market For Securities” for more details.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The Common Shares are traded in Canada on the TSX-V, and in the U.S. on the NYSE. The following table sets forth the price range and trading volume for the Common Shares on the TSX-V and the NYSE, in each case listed under the symbol “ODV”, for the most recently completed financial year.

TSX-V
Period	High	Low	Trading Volume
January, 2024	$4.20	$3.25	574,597
February, 2024	$3.52	$2.54	640,070
March, 2024	$3.49	$2.65	742,591
April, 2024	$3.51	$2.77	919,634
May, 2024	$3.18	$2.32	1,732,777
June, 2024	$3.13	$2.50	442,982
July, 2024	$3.35	$2.51	556,332
August, 2024	$3.24	$2.35	529,370
September, 2024	$3.28	$2.65	841,574
October, 2024	$3.78	$2.40	1,364,112
November, 2024	$2.85	$1.89	1,418,193
December, 2024	$2.68	$2.28	667,718

Source: Bloomberg.

NYSE
Period	High		Low		Trading Volume
January, 2024	US$	3.16	US$	2.425	302,258
February, 2024	US$	2.62	US$	1.87	328,937
March, 2024	US$	2.65	US$	1.96	483,564
April, 2024	US$	2.60	US$	2.02	329,698
May, 2024	US$	2.46	US$	1.70	810,063
June, 2024	US$	2.28	US$	1.86	353,783
July, 2024	US$	2.45	US$	1.87	305,682
August, 2024	US$	2.36	US$	1.74	444,820
September, 2024	US$	2.44	US$	1.94	890,160
October, 2024	US$	2.75	US$	1.70	1,379,881
November, 2024	US$	2.02	US$	1.34	1,196,069
December, 2024	US$	1.91	US$	1.25	780,617

Source: Bloomberg

The closing price of the Common Shares on the TSX-V and NYSE on March 28, 2025 was C$2.13 and US$1.49, respectively.

2026 Warrants

As at March 28, 2025, the Corporation has 7,841,850 2026 Warrants outstanding which are exercisable at any time on or before 5:00 p.m. (Toronto time) on March 2, 2026 at a price of $8.55 per Common Share.

The 2026 Warrants are listed and posted for trading on the TSX-V under the symbol “ODV.WT.B” since May 19, 2023. The following table sets forth trading information for the 2026 Warrants on the TSX-V for the most recently completed financial year.

Period	High	Low	Trading Volume
January, 2024	$0.305	$0.07	282,000
February, 2024	$0.07	$0.025	75,000
March, 2024	$0.14	$0.025	139,000
April, 2024	$0.17	$0.14	26,500
May, 2024	$0.17	$0.15	13,500
June, 2024	$0.17	$0.04	39,600
July, 2024	$0.08	$0.05	13,000
August, 2024	$0.08	$0.05	22,000
September, 2024	$0.05	$0.01	267,000
October, 2024	$0.02	$0.015	79,300
November, 2024	$0.04	$0.015	76,000
December, 2024	$0.045	$0.035	9,000

Source: Bloomberg.

The closing price of the 2026 Warrants on the TSX-V on March 28, 2025 was C$0.01.

March 2027 Warrants

As at March 28, 2025, the Corporation has 7,752,916 March 2027 Warrants outstanding which are exercisable at any time on or before 5:00 p.m. (Toronto time) on March 2, 2027 at a price of $14.75 per Common Share.

The March 2027 Warrants are listed and posted for trading on the TSX-V under the symbol “ODV.WT.A” since May 8, 2023. The following table sets forth trading information for the March 2027 Warrants on the TSX-V for the most recently completed financial year.

Period	High	Low	Trading Volume
January, 2024	$0.085	$0.05	93,000
February, 2024	$0.11	$0.085	1,000
March, 2024	$0.12	$0.06	34,500
April, 2024	$0.095	$0.06	15,100
May 2024	$0.12	$0.05	182,500
June, 2024	$0.12	$0.10	5,000
July, 2024	$0.11	$0.10	5,000
August, 2024	$0.12	$0.11	3,000
September, 2024	$0.12	$0.08	11,001
October, 2024	$0.115	$0.08	93,500
November, 2024	$0.27	$0.10	130,299
December, 2024	$0.32	$0.10	433,500

Source: Bloomberg.

The closing price of the March 2027 Warrants on the TSX-V on March 28, 2025 was C$0.085.

May 2027 Warrants

As at March 28, 2025, the Corporation has 11,363,933 May 2027 Warrants outstanding which are exercisable at any time on or before 5:00 p.m. (Toronto time) on May 27, 2027 at a price of US$10.70 per Common Share.

The May 2027 Warrants are listed and posted for trading on the TSX-V under the symbol “ODV.WT.U” since May 8, 2023. The following table sets forth trading information for the May 2027 Warrants on the TSX-V since the day the May 2027 Warrants were listed.

Period	High		Low		Trading Volume
January, 2024	US$	1.95	US$	0.22	24,300
February, 2024	US$	1.50	US$	1.00	19,899
March, 2024	US$	0.90	US$	0.50	50,950
April, 2024	US$	0.85	US$	0.50	25,852
May, 2024	US$	0.80	US$	0.30	58,069
June, 2024	US$	0.30	US$	0.105	8,910
July, 2024	US$	0.50	US$	0.105	7,666
August, 2024	US$	0.40	US$	0.35	4,351
September, 2024	US$	0.35	US$	0.19	14,878
October, 2024	US$	0.35	US$	0.10	11,003
November, 2024	US$	0.35	US$	0.225	25,900
December, 2024	US$	0.24	US$	0.10	21,899

Source: Bloomberg.

The closing price of the May 2027 Warrants on the TSX-V on March 28, 2025 was US$0.30.

Prior Sales - Securities Not Listed or Quoted on a Marketplace

The only securities of the Corporation that were outstanding as of December 31, 2024 but not listed or quoted on a marketplace are the Unlisted Warrants, the Options, the RSUs and the DSUs.

The price at which such securities have been issued by the Corporation during the most recently completed financial year, the number of securities of the class issued at that price and the date on which such securities were issued are detailed hereinbelow.

2029 Warrants

The following table sets forth the number of 2029 Warrants issued during the most recently completed financial year in connection with the October 2024 Offering and November 2024 Offering. For more details, please see “General Development of Business – Fiscal Year Ended December 31, 2024 – October 2024 Non-Brokered Private Placement” and “General Development of Business – Fiscal Year Ended December 31, 2024 – US$ 50 Million Marketed Private Placement”.

Date of Issuance	Number of Warrants	Exercise Price Per Warrant
October 1, 2024	13,426,589	US$	3.00
October 14, 2024	5,736,821	US$	3.00
November 12, 2024	31,946,366	US$	3.00

Options

The following table sets forth the number of Options granted during the most recently completed financial year, the date of grant and the exercise price thereof. During the year ended December 31, 2024, the Corporation granted a total of 3,163,100 Options pursuant to the Option Plan, and a total of 4,440,691Options are outstanding as at March 28, 2025.

Date of Grant	Number of Options	Exercise Price Per Option
April 3, 2024	365,700	$2.88
July 4, 2024	2,797,400	$2.72

RSUs

The following table sets forth the number of RSUs granted during the most recently completed financial year, the date of grant and the grant price thereof. During the year ended December 31, 2024, the Corporation granted a total of 492,200 RSUs pursuant to the RSU Plan and a total of 989,525 RSUs are outstanding as at March 28, 2025. RSUs provide the right to receive payment in the form of Common Shares, cash or a combination of Common Shares and in cash, at the Corporation’s discretion.

Date of Grant	Number of RSUs	Grant Price Per RSU
April 3, 2024	120,400	$2.88
July 4, 2024	371,800	$2.72

DSUs

The following table sets forth the number of DSUs granted during the most recently completed financial year, the date of grant and the grant price thereof. During the year ended December 31, 2024, the Corporation granted a total of 363,250 DSUs pursuant to the DSU Plan and a total of 577,080 DSUs are outstanding as at March 28, 2025. DSUs provide the right to receive payment in the form of Common Shares, of which a maximum of 1,000,000 Common Shares are reserved for issuance, cash or a combination of Common Shares and cash, at the Corporation’s discretion:

		Common Share Price
Date of Grant	Number of DSUs	at the time of Grant
May 9, 2024	283,250	$2.33
December 19, 2024	80,000	$2.50

DIRECTORS AND OFFICERS

Name, Place of Residence and Principal Occupation

The following table sets out the directors and officers of the Corporation as at the date of this AIF, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years and the years in which they were first appointed as directors and/or officers of the Corporation.

Name and place of residence	Position with ODV	Principal occupation during the last five years(1)
Sean Roosen(2) Québec, Canada	Chair of the Board and Chief Executive Officer (in each case, since November 2020)

Chair of the Board of Directors and CEO of Osisko Green Acquisition Limited (2021 – 2024)

Executive Chair of the Board of Directors of Osisko Gold Royalties (2020 – 2023)

Chair of the Board of Directors and CEO of Osisko Gold Royalties (2014 – 2020)

Osisko Mining Inc. (2015-2022)

Victoria Gold Corp. (2018-2021)

Charles E. Page(3)(5) Ontario, Canada	Lead Director (since November 2020)	Retired Consulting Geologist (1986 – Present) Director of Unigold Inc. (2010-Present) Director of Osisko Gold Royalties Ltd. (2014 – 2023)
Michèle McCarthy(3)(4)(5) Ontario, Canada	Director (since November 2020)

President and CEO of McCarthy Law Professional Corp. (2003 – Present)

President and CEO of Independent Review Inc. (2019 – Present)

Director of Electric Metals (USA) Ltd. (2024-Present)

Director of Russell Investments Canada Corporate Class (2020-Present)

Director of Trustee of Pier 4 REIT (2024-Present)

Director of 1192390 Ontario Inc. (1996-Present)

Director of Aries Properties Inc. (2024-Present)

Director of McGoo Entreprises (2019-Present)

Director of McGoo Advisory Services Ltd. (2021-Present)

Director of the Queen’s Own Rifles of Canada Museum (2021-Present)

Duncan Middlemiss(2)(3)(4) Ontario, Canada	Director (since November 2020)

CEO, President and Director of Arizona Metals Corp. (2024-Present)

Self Employed (Mining Consultant) (2023 – 2024)

Director of West Red Lake Gold Mines Ltd (2023 – Present)

Director of Electrum Copper Ltd. (2024-Present)

President, CEO and Director of Wesdome Gold Mines Ltd. (2016 – 2023)

Name and place of residence	Position with ODV	Principal occupation during the last five years(1)
David Danziger(4)(5) Ontario, Canada	Director (since December 2022)

Senior Advisor Consultant at MNP LLP (2023 – Present)

David Danziger Professional Corporation (2013-Present)

Chairman of Interactive Entertainment Group Ltd. (2021-Present)

Chairman of Bet 99 (2021-Present)

Chairman of Caary Capital (2023-Present)

Director of Sphere 3D Corp. (NASDAQ) (2022 – 2024)

Chartered Professional Accountant at MNP LLP (1983 – 2023)

Director of The Intertain Group Inc. (2014-2020)

Director of Jackpotjoy PLC (2017-2020)

Stephen Quin(2) British Columbia, Canada	Director (since December 2024)

Director of Bravo Mining Corp. (2022-Present)

Director and Chairman of TDG Gold Corp. (2023-Present)

Director of Hot Chili Limited (2023-2025)

Director of West Vault Mining (2023-2024)

Director of Kutcho Copper Corp. (2017-2024)

Director of Chalice Mining Ltd. (2010-2021)

President, CEO and Director of Midas Gold Corp. (2011-2020)

Chris Lodder Ontario, Canada	President (since November 2020)	President and Founder of Talisker Exploration Services Inc. (2010 – Present) Barkerville Heritage Trust (2017-Present) President and CEO of Barkerville (2016 – 2020)
Alexander Dann Ontario, Canada	Chief Financial Officer and Vice President, Finance (since February 2021)	CFO and Corporate Secretary of Osisko Green Acquisition Limited (2021 – 2024) Director of Falco Resources Ltd (2021 – Present) CFO of The Flowr Corporation (2017 – 2020)
Laurence Farmer Québec, Canada	General Counsel, Vice President, Strategic Development and Corporate Secretary (since July 2022)

CEO and Director of Electric Elements Mining Corp. (2023-Present)

Director of NioBay Metals Inc. (2025-Present)

Senior Counsel at Osisko Gold Royalties Ltd. (2021 – 2022)

Associate at RBC Capital Markets (2019 – 2021)

David Rouleau British Columbia, Canada	Vice President, Project Development (since January 2025)	Vice President Strategic Planning at Victoria Gold Corp. (2023-2024) Vice President Operations at Victoria Gold Corp. (2018-2023)

Notes:

(1)	The information as to principal occupations has been furnished by each director and/or officer individually.
(2)	Member of the Environmental and Sustainability Committee. Mr. Quin is the Chair of the Environmental and Sustainability Committee.
(3)	Member of the Human Resources Committee. Mr. Duncan Middlemiss is the Chair of the Human Resources Committee.

(4)	Member of the Governance and Nomination Committee. Ms. Michèle McCarthy is the Chair of the Governance and Nomination Committee.
(5)	Member of the Audit and Risk Committee. Ms. Michèle McCarthy is the Chair of the Audit and Risk Committee.

Directors

The following is a brief biography of each of the Corporation’s directors.

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer

Mr. Sean Roosen is the Chair of the Board of Directors and Chief Executive Officer of the Corporation. Mr. Roosen was the Executive Chair of Osisko Gold Royalties from 2020 to 2023 and the Chair and Chief Executive Officer of Osisko Gold Royalties from June 2014 to November 2020. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund. Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, president, chief executive officer and director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic mine. He also led the efforts for the maximization of shareholders’ value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko Gold Royalties. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally. In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the “Top 20 Most Influential Individuals in Global Mining”. In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines. He previously served on the board of directors of Osisko Gold Royalties (2020-2023), Osisko Green Acquisition Limited (2021-2024), Osisko Mining Inc. (2014-2020), Victoria Gold Corp. (2018 – 2021), Barkerville Gold Mines Ltd. (2015 - 2019), Condor Petroleum Inc. (2011-2019), Dalradian Resources Inc. (2010 – 2018) and Falco Resources Ltd. (2014 - 2019).

Charles E. Page, Lead Director

Mr. Charles E. Page is a corporate director and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including as President and Chief Executive Officer, from 1990 until its sale to Osisko Mining Corporation in 2012. Mr. Page was initially appointed to the Board as a nominee of Osisko Gold in accordance with the terms and conditions of the Investment Agreement between the Corporation and Osisko Gold under which, among other things, Osisko Gold has the right to nominate one or more directors to the Board as a function of its beneficial ownership in the Corporation provided that it, together with its Affiliates (as defined in the Investment Agreement), beneficially owns, directly or indirectly, at least 10% of the outstanding Common Shares. However, Mr. Page ceased to be a nominee of Osisko Gold pursuant to the Investment Agreement on January 1, 2024 in connection with his departure from Osisko Gold’s Board. Mr. Page is designated as Lead Director of the Corporation by the Board. Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

Michèle McCarthy, Director

Ms. Michèle McCarthy is the President and Chief Executive Officer of McCarthy Law Professional Corporation as well as President and Chief Executive Officer of Independent Review Inc., a corporate governance and advisory services provider. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance, with over 30 years of board director experience. Ms. McCarthy is a director of Electric Metals (USA) Limited, a director/Audit Chair of Russell Investments Corporate Class and a trustee of Pier 4 REIT. She was the Chair of the boards of Sandy Lake Gold Inc., Big 8 Split Inc., TD Split Inc. and 5Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. and Bitcoin Well Inc. She is the former Chair of the Toronto Port Authority and former member of the Small Business Advisory Committee of the Ontario Securities Commission. Ms. McCarthy is the Chair of the board of the Queen’s Own Rifles’ Museum and serves on its Senate. She also served on the boards of the McMichael Foundation, Canada’s National Ballet School, the St. George’s Society of Toronto, the University of Toronto (Trinity College), Honourable Company of Freemen of the City of London in North America, The Rekai Centres and the Humber Memorial Hospital. Ms. McCarthy holds an LLB and LLM in Securities Law from Osgoode Hall and has obtained the ICD.D designation from the Institute of Corporate Directors in 2004 and a CDI.D on March 2, 2022.

Duncan Middlemiss, Director

Mr. Duncan Middlemiss is a professional mining engineer with decades of mining experience now working in consulting. Mr. Middlemiss is currently the President, CEO, and Director of Arizona Metals Corp. since May 2024. Previously he was the President and Chief Executive Officer and a director of Wesdome Gold Mines Ltd. from 2016 to January 2023. Prior to joining Wesdome Gold Mines Ltd., he was President and Chief Executive Officer and a director of St. Andrew Goldfields Ltd. until its acquisition by Kirkland Lake Gold Inc. in January 2016. Mr. Middlemiss joined St. Andrew Goldfields Ltd. in July 2008 as General Manager and Vice President Operations, later assuming the role of Chief Operating Officer. He was appointed as President and Chief Executive Officer in October 2013. Mr. Middlemiss has extensive experience in the mining of gold deposits in the Abitibi Greenstone Belt. He is the Past Chair of the Ontario Mining Association. Mr. Middlemiss holds B.Sc. in Mining Engineering from Queen’s University.

David Danziger, Director

Mr. David Danziger is a Chartered Professional Accountant with over 30 years of experience in audit, accounting and management consulting and has over 25 years of experience in the resources sector. He was the Senior Vice President, Assurance and the National Leader of Public Companies at MNP LLP, Chartered Professional Accountants, Canada’s fifth largest accounting firm, until May 31, 2023. Mr. Danziger is currently a Senior Advisor for MNP LLP working on special projects and supporting the Public Company audit team nationally. Mr. Danziger has extensive experience in advising public and private companies in North America on significant public markets transactions, complex accounting and regulatory matters, and draws on many years of experience serving as a director for many publicly listed companies on the TSX, TSXV, CSE and the NYSE. He is also a member of the advisory committee to the TSXV, a past member of the Ontario Securities Commission’s Advisory Committee on Small and Medium Sized Enterprises, as well as a past member of the CPA/PDAC Taskforce on IFRS for Mining. Mr. Danziger graduated from the University of Toronto with a Bachelor of Commerce and is a Chartered Professional Accountant (CPA), qualifying as a Chartered Accountant (CA) in 1983.

Stephen Quin, Director

Mr. Quin holds a BSc (Honours) in Mining Geology from the Royal School of Mines, London, and brings over 40 years of experience across all stages of the mining industry, from exploration through operations and closure. Most recently, he spent a decade as President & CEO of Midas Gold Corp. (now Perpetua Resources Corp.) advancing a large-scale gold-antimony project from a maiden mineral resource through completion of a feasibility study. Prior to that, he held senior leadership roles including President & COO of Capstone Mining Corp. and, before its merger with Capstone, President & CEO of Sherwood Copper Corp. Additionally, he served as Executive Vice President at Miramar Mining Corp. and its copper exploration affiliate, Northern Orion Exploration. Mr. Quin started his career with what became Imperial Metals Corp., where he was responsible for the advancement of their polymetallic copper-lead-zinc project. He currently serves as a non-executive director of Bravo Mining Corp., as well as the non-executive Chair of TDG Gold Corp.

Officers

The following is a brief biography of each of the Corporation’s officers. For the brief biography of Mr. Sean Roosen, who is also the Chief Executive Officer of the Corporation, see “Directors and Officers – Directors”.

Chris Lodder, President

Mr. Chris Lodder has more than 30 years of experience working on and managing Greenfields exploration, Brownfields exploration, and mine development with major and junior mining companies worldwide with the majority of his career focused in the Americas. He has led teams responsible for discoveries of compliant resources containing more than 34 million ounces of gold. He was President, CEO and a director of Barkerville from 2016 until its acquisition by Osisko Gold Royalties in 2019. Mr. Lodder is also the President of Talisker Exploration Services Inc., an Ontario based mining and exploration services company founded by Mr. Lodder and two partners in 2010, whose principal clients are Osisko Gold Royalties and their associated companies. From 1999 to 2010 he was South American Exploration Manager and later the Americas Exploration Manager for AngloGold Ashanti and, prior to that, he had various management roles with Queenstake Resources in South America. He is a volunteer director on the board of the Barkerville Heritage Trust which oversees the management of the Barkerville Historic Town and Park which is a living museum that preserves the history of the Cariboo Gold Rush.

Alexander Dann, Chief Financial Officer & VP Finance

Mr. Alexander Dann is a chartered professional accountant with over 30 years of experience leading financial operations and strategic planning for multinational public companies, primarily in the mining and manufacturing sectors. Mr. Dann is the Chief Financial Officer and Vice President, Finance of the Corporation and previously served as the Chief Financial Officer of Osisko Green Acquisition Limited from 2021 to 2024. From November 2017 to March 2020, Mr. Dann served as Chief Financial Officer of The Flowr Corporation, where he successfully guided them from a small private company to a TSX-V publicly traded corporation. Prior to that, Mr. Dann was CFO of Avion Gold Corp. and Era Resources Inc., until their acquisitions by Endeavour Mining Corporation and The Sentient Group, respectively. Mr. Dann also held senior finance roles with Falconbridge Ltd. (now part of Glencore), Rio Algom Limited (now part of BHP Billiton) and Litens Automotive Partnership (a group within Magna International Inc.). Mr. Dann obtained his Chartered Accountant designation in 1995 and holds a Bachelor degree in Business Administration from L’Université Laval in Québec City.

Laurence Farmer, General Counsel, Vice President, Strategic Development and Corporate Secretary

Mr. Farmer has over 10 years of cross-border M&A, finance and capital markets advisory experience, first as a corporate lawyer with Norton Rose Fulbright in Montreal, Canada and London, England and then as an investment banker with RBC Capital Markets in London, England. Mr. Farmer is currently the CEO and Director of Electric Elements Mining Corp. and the Director of NioBay Metals Inc. Over his career in mining and metals, Mr. Farmer has participated in the origination, structuring and execution of deals totalling over US$20 billion. Prior to joining the Corporation in July 2022, Mr. Farmer held the position of Senior Counsel with Osisko Gold Royalties. Mr. Farmer holds a Bachelor of Civil Law and Juris Doctor (B.C.L./JD) from McGill University and is a member of the Québec Bar Association.

David Rouleau, Vice President, Project Development

Mr. David Rouleau is a seasoned executive with over 35 years of operational and management experience in the mining industry. His experience spans across projects and operations at various stages of growth including feasibility studies, environmental assessments, permitting, construction, start-up, expansion, and continuous improvement settings. Most recently, Mr. Rouleau served as Vice President of Mine Optimization and Strategic Planning at Victoria Gold, where he oversaw the Brewery Creek Project and supported business development initiatives in assessing mining and exploration projects. Earlier, he worked in British Columbia’s Cariboo Regional District as Vice President of Operations for Barkerville Gold Mines (2016-2018) and at Taseko Mines (2010-2016), responsible for the Gibraltar Mine. Earlier in his career, Mr. Rouleau was a key member of the Canadian Natural Resources senior management team developing the Horizon Oil Sands Project in Fort McMurray, Alberta. Additionally, Mr. Rouleau spent 17 years with Teck Cominco in various operational and engineering roles across multiple mine sites. Mr. Rouleau holds a BSc in Mine Engineering from the South Dakota School of Mines and a Mine Technology Diploma from the Haileybury School of Mines.

Shareholdings of Directors and Officers

Based on the disclosure available on the System for Electronic Disclosure by Insiders as at the date hereof, all of the directors and officers (as listed on this AIF), as a group, beneficially own, directly or indirectly, or exercise control or direction over 702,230 Common Shares, representing approximately 0.5% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

Except as disclosed in this section, as of the date of this AIF, no current director or executive officer of the Corporation is, or within the ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including the Corporation), that:

(a)	was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while that person was acting in that capacity; or

(b)	was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the knowledge of the Corporation, except as disclosed in this section and as at the date of this AIF, no current director, and no executive officer, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, or within the ten years prior to the date of this AIF has:

(a)	been a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

Mr. Danziger was appointed director of American Apparel, Inc. (“American Apparel”), a company listed on the NYSE MKT LLC exchange, on July 11, 2011 and resigned as director on June 14, 2015. Subsequently, on October 5, 2015, American Apparel announced that it had reached an agreement with its lenders to significantly reduce its debt and interest payments through a consensual pre-arranged reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. In January 2016, American Apparel delisted and was privatized under the Chapter 11 filing.

Mr. Rouleau was the Vice President, Mine Optimization and Strategic Planning of Victoria Gold. On August 14, 2024, the Ontario Superior Court of Justice (the “ONSC”) issued an order appointing PricewaterhouseCoopers Inc. as receiver over all assets, undertakings, and properties of Victoria Gold Corp. (“Victoria Gold”). This order was sought by the Government of Yukon under the Courts of Justice Act and the Bankruptcy and Insolvency Act due to environmental, health, and safety concerns related to a major heap leach failure at the Eagle Gold Mine. On December 9, 2024, the ONSC issued an amended and restated receivership order, further defining the receiver’s role in overseeing remediation efforts and compliance with environmental orders issued by the Government of Yukon and the Government of Canada. At the time PricewaterhouseCoopers Inc. was appointed as a receiver over all of the assets, undertakings and properties of Victoria Gold.

Penalties and Sanctions

To the knowledge of the Corporation, as at the date of this AIF, no current director, executive officer, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best knowledge of the Corporation, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Corporation and any director or officer of the Corporation, except that certain of the directors and officers of the Corporation do not devote all of their time to the affairs of the Corporation and serve as directors and officers of other companies, some of which are in the same business as the Corporation. The directors and officers of the Corporation are required by law to act in the best interests of the Corporation. They have the same obligations to the other companies in respect of which they act as directors and officers. Therefore, it is possible that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director or officer of such other company. Any decision made by any of such officers or directors involving the Corporation will be made in accordance with their duties and obligations under the applicable laws of Canada.

See “Risk Factors – Risks Related to the Corporation – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the fiscal year ended December 31, 2024 and as of the date hereof, there have been and are no legal proceedings outstanding, threatened or pending, by or against the Corporation or to which the Corporation is a party or to which any of the Corporation’s properties are subject, nor to the Corporation’s knowledge are any such legal proceedings contemplated, and which could become material to the Corporation.

Regulatory Actions

During the fiscal year ended December 31, 2024 and as of the date hereof, there have been no penalties or sanctions imposed against the Corporation (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in the Corporation. The Corporation has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2024 and as of the date hereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this AIF, within the three most recently completed financial years or during the current financial year, no director or executive officer of the Corporation, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is TSX Trust Company in Canada at its principal offices in Montréal. Continental Stock Transfer & Trust Company acts as co-transfer agent for the Common Shares in the United States and has its principal office in New York, New York.

MATERIAL CONTRACTS

The material contracts that the Corporation has entered into (i) since the beginning of its most recently completed financial year or (ii) before the beginning of its most recently completed financial year and that are still in effect, other than contracts entered into in the ordinary course of business, copies of which are available on SEDAR+ (www.sedarplus.ca) under the Corporation’s issuer profile, are as follows:

(a)	the share purchase agreement dated January 24, 2022 between the Corporation, Osisko Utah LLC, Ruby Hollow LLC and Emerald Hollow LLC (see “General Development of Business – Fiscal Year Ended December 31, 2022 – Acquisition of Tintic Consolidated Metals LLC”);
(b)	the supplemental warrant indenture dated March 17, 2023 between the Corporation and TSX Trust Company relating to the Warrant Repricing of the March 2027 Warrants (see “General Development of Business – Fiscal Year Ended December 31, 2023 – Warrant Repricing”);
(c)	the second supplemental warrant indenture dated March 17, 2023 between the Corporation and TSX Trust Company relating to the Warrant Repricing of the May 2027 Warrants (see “General Development of Business – Fiscal Year Ended December 31, 2023 – Warrant Repricing”);
(d)	the Amended Credit Agreement (see “General Development of Business – Events Subsequent to December 31, 2024 Fiscal Year End – US$50 Million Credit Facility and Subsequent Amendments”);
(e)	the warrant indenture dated October 1, 2024, as supplemented on October 11, 2024 and further supplemented on November 12, 2024, between the Corporation and TSX Trust Company governing the Warrants issued pursuant to the October 2024 Offering and November 2024 Offering (see “General Development of Business – Fiscal Year ended December 31, 2024 – October 2024 Non-Brokered Private Placement” and “General Development of Business – Fiscal Year ended December 31, 2024 – US$50 Million Marketed Private Placement”); and
(f)	the Agency Agreement (see “General Development of Business – Fiscal Year ended December 31, 2024 – US$50 Million Marketed Private Placement”).

INTERESTS OF EXPERTS

The Corporation has relied on the work of the following qualified persons in connection with the scientific and technical information presented in this AIF in respect of its material mineral properties, the Cariboo Gold Project and the Tintic Project, which are based upon the Cariboo Technical Report and the Tintic Technical Report, respectively:

Cariboo Technical Report

Colin Hardie, P. Eng.

Mathieu Belisle, P. Eng.

Katherine Mueller, P. Eng.

John Cunning, P. Eng.

Paul Gauthier, P. Eng.

Phillipe Benoit, on behalf of WSP Canada Inc.

Saileshkumar Singh, P. Eng.

Éric Lecomte, P. Eng.

Vincent-Nadeau Benoit, P. Geo.

Carl Pelletier, P. Geo.

Jean-François Maillé, P. Eng.

Keith Mountjoy, P. Geo.

Michelle Liew, P. Eng.

David Willms, P. Eng.

Timothy Coleman, P. Eng.

Thomas Rutkowski, P. Eng.

Laurentius Verburg, P. Geo.

Tintic Technical Report

William J. Lewis, P.Geo.

Ing. Alan J San Martin, MAusIMM (CP)

Richard Gowans, P. Eng.

Certain technical and scientific information contained in this AIF, including in respect of the Cariboo Gold Project and the Tintic Project, was reviewed and approved in accordance with NI 43-101 by Daniel Downton, P. Geo., Chief Resource Geologist of the Corporation, who is a “qualified person” for purposes of NI 43-101.

PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, have issued a Report of Independent Registered Public Accounting Firm dated March 28, 2024 in respect of the consolidated financial statements of the Corporation as at December 31, 2023 and December 31, 2022 and for the years then ended. PricewaterhouseCoopers LLP has advised that they are independent within the meaning of the Code of ethics of chartered professional accountants (Québec) and the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

To the Corporation’s knowledge, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF, holds more than one percent (1%) beneficial interest, direct or indirect, in any securities or property of the Corporation or an associate or affiliate thereof and except for Ms. Layman, no such person is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

AUDIT AND RISK COMMITTEE

Description of the Audit and Risk Committee

The purpose of the Audit and Risk Committee is to assist the Board in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures; in its oversight of the integrity, transparency and quality of the Corporation’s financial statements and the independent audit thereon; in selecting, evaluating and, where deemed appropriate, replacing the external auditors; in evaluating the qualification, independence and performance of the external auditors; in its oversight of the Corporation’s risk identification, assessment and management program; and in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

A copy of the Audit and Risk Committee’s Charter is included as Schedule ”B” – “Audit and Risk Committee Charter” to this AIF.

Audit and Risk Committee Members

As of December 31, 2024, the members of the Audit and Risk Committee were Ms. Michèle McCarthy (Chair), Mr. Charles E. Page, Mr. David Danziger and Mr. Middlemiss, all of whom are “independent” and “financially literate” (as such terms are defined in National Instrument 52-110 – Audit Committees (“NI 52-110”)). Mr. David Danziger is a “financial expert” in accordance with SEC requirements.

Name of Member	Independence(1)	Financial Literate(2)	Financial Expert(3)
Michèle McCarthy (Chair)	Yes	Yes	No
Charles E. Page	Yes	Yes	No
David Danziger	Yes	Yes	Yes
Duncan Middlemiss(4)	Yes	Yes	No

Notes:

(1)

To be considered independent, a member of the Audit and Risk Committee must not have any direct or indirect “material relationship” with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Audit and Risk Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(3)

To be considered a financial expert, a member of the Audit and Risk Committee must have an understanding of accounting principles and financial statements, the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities, an understanding of internal controls over financial reporting and an understanding of audit committee functions. Such expertise may be based on past experience in finance or accounting, requisite professional certification in account, and any other comparable experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individual’s financial sophistication.

(4)	Mr. Middlemiss stepped down from the Audit and Risk Committee on February 18, 2025.

Relevant Education and Experience

Ms. Michèle McCarthy is the President and Chief Executive Officer of McCarthy Law Professional Corporation as well as President and Chief Executive Officer of Independent Review Inc., a corporate governance and advisory services provider. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance, with over 30 years of board director experience. Ms. McCarthy is a director of Electric Metals (USA) Limited, a director/Audit Chair of Russell Investments Corporate Class and a trustee of Pier 4 REIT. She was the Chair of the boards of Sandy Lake Gold Inc., Big 8 Split Inc., TD Split Inc. and 5Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. and Bitcoin Well Inc. She is the former Chair of the Toronto Port Authority and former member of the Small Business Advisory Committee of the Ontario Securities Commission. Ms. McCarthy is the Chair of the board of the Queen’s Own Rifles’ Museum and serves on its Senate. She also served on the boards of the McMichael Foundation, Canada’s National Ballet School, the St. George’s Society of Toronto, the University of Toronto (Trinity College), Honourable Company of Freemen of the City of London in North America, The Rekai Centres and the Humber Memorial Hospital. Ms. McCarthy holds an LLB and LLM in Securities Law from Osgoode Hall and has obtained the ICD.D designation from the Institute of Corporate Directors in 2004 and a CDI.D on March 2, 2022.

Mr. Charles E. Page is a professional geologist with more than 40 years of board experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer from 1990 to its sale to Osisko Mining Corporation in 2012. Mr. Page is the lead director of Unigold Inc. Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

Mr. David Danziger is a Chartered Professional Accountant with over 30 years of experience in audit, accounting and management consulting and has over 25 years of experience in the resources sector. He was the Senior Vice President, Assurance and the National Leader of Public Companies at MNP LLP, Chartered Professional Accountants, Canada’s fifth largest accounting firm, until May 31, 2023. Mr. Danziger is currently a Senior Advisor at MNP LLP working on special projects and supporting the Public Company audit team nationally. Mr. Danziger has extensive experience in advising public and private companies in North America on significant public markets transactions, complex accounting and regulatory matters, and draws on many years of experience serving as a director for many publicly listed companies on the TSX, TSXV, CSE and the NYSE. He is also a member of the advisory committee to the TSXV, a past member of the Ontario Securities Commission’s Advisory Committee on Small and Medium Sized Enterprises, as well as a past member of the CPA/PDAC Taskforce on IFRS for Mining. Mr. Danziger graduated from the University of Toronto with a Bachelor of Commerce and is a Chartered Professional Accountant (CPA), qualifying as a Chartered Accountant (CA) in 1983.

Mr. Duncan Middlemiss, is a professional mining engineer with decades of years of mining experience now working in consulting. Mr. Middlemiss is currently the President, CEO, and Director of Arizona Metals Corporation since May 2024. Previously he was the President and Chief Executive Officer and a director of Wesdome Gold Mines Ltd. from 2016 to January 2023. Prior to joining Wesdome Gold Mines Ltd., he was President and Chief Executive Officer and a director of St. Andrew Goldfields Ltd. until its acquisition by Kirkland Lake Gold Inc. in January 2016. Mr. Middlemiss joined St. Andrew Goldfields Ltd. in July 2008 as General Manager and Vice President Operations, later assuming the role of Chief Operating Officer. He was appointed as President and Chief Executive Officer in October 2013. Mr. Middlemiss has extensive experience in the mining of gold deposits in the Abitibi Greenstone Belt. He is the Past Chair of the Ontario Mining Association. Mr. Middlemiss holds B.Sc. in Mining Engineering from Queen’s University.Audit and Risk Committee Oversight

At no time since the commencement of the Corporation’s most recent completed financial year was a recommendation of the Audit and Risk Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit and Risk Committee has adopted a pre-approval policy, which is embedded in the Audit and Risk Committee Charter.

External Auditor Service Fees

The aggregate fees billed by the Corporation’s external auditor in each of the last two fiscal years are as follows:

	2024	2023
Audit fees(1)	885,837	851,025
Audit-related fees(2)	—	—
Tax fees(3)	46,847	22,946
All other fees(4)	6,560	3,757
Total	939,243	877,728

Notes:

(1)

Audit fees include services rendered in connection with the audit of the Corporation’s annual consolidated financial statements, including interim reviews for the first three quarters of the year. Audit fees for 2023 also includes the fees for services in connection with bought deal financing.

(2)	Audit-related fees include fees related to the listing of the Corporation’s Common Shares on the NYSE, financing and other support services.
(3)	Tax fees mainly related to tax advice services for the preparation of corporate tax returns.
(4)	All other fees not included above.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available electronically on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov and on the Corporation’s website at www.osiskodev.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management information circular for its annual and special meeting of Shareholders held on April 26, 2022, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis as at and for the years ended December 31, 2024 and 2023. Copies of the management proxy circular, financial statements and management’s discussion and analysis (when filed) are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and may also be obtained upon request from the Corporation at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec H3B 2S2.

SCHEDULE ”A”

GLOSSARY OF TERMS

In this annual information form, the following capitalized words and terms shall have the following meanings:

“μm” means microns.

“2017 MRE” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“2018 MRE” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“2019 Program” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“2020 MRE” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“2020 Program” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“2021 Program” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“2022 FS MRE” has the meaning ascribed to such term in Schedule “C” - Technical Information – Cariboo Gold Project.

“2022 PEA MRE” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“2022 Program” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“2024 Trixie MRE” has the meaning ascribed to such term in “General Development of Business – Fiscal Year ended December 31, 2024 – Updated Mineral Resource Estimate for the Tintic Project”.

“2026 Warrant” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2023 – $51.8 Million Bought Deal Public Offering”.

“2029 Warrant” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2024 – October 2024 Non-Brokered Private Placement”.

“AAS” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“affiliate” means, with respect to any person, any other person that controls or is controlled by or is under common control with the referent person.

“Ag” means silver.

“Agency Agreement” has the meaning ascribed to it under the heading “General Development of Business – Fiscal Year Ended December 31, 2024 – US$ 50 Million Marketed Private Placement”.

“AIF” means this annual information form.

“AISC” means all-in sustaining costs.

“ALS” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“Amended Credit Agreement” has the meaning ascribed to such term under the heading “General Development of Business – Events Subsequent to December 31, 2023 Fiscal Year End – US$50 Million Credit Facility and Subsequent Amendments”.

“Amended Credit Facility” has the meaning ascribed to such term under the heading “General Development of Business – Events Subsequent to December 31, 2023 Fiscal Year End – US$50 Million Credit Facility and Subsequent Amendments”.

“associate” has the meaning ascribed to such term in the Securities Act (Québec).

“Au” means gold.

“Au-in-soil” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“Audit and Risk Committee” means the Audit and Risk Committee established by ODV.

“AXPL” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“Barkerville” means Barkerville Gold Mines Ltd.

“BC” means British Columbia.

“BCEAA” means the BC Environmental Assessment Act (2018).

“Board” means the board of directors of the Corporation, as the same is constituted from time to time.

“Bonanza Ledge II Project” means the mineral property located within the Cariboo Gold Project (in the Cariboo Gold District of British Columbia).

“Bought Deal Offering” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2023 –$51.8 Million Bought Deal Public Offering”.

“Brokered Escrow Release Condition” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Brokered and Non-Brokered Private Placement”.

“Brokered Offered Securities” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Brokered and Non-Brokered Private Placement”.

“Brokered Offering” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Brokered and Non-Brokered Private Placement”.

“Brokered Subscription Receipts” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Brokered and Non-Brokered Private Placement”.

“Brokered Units” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Brokered and Non-Brokered Private Placement”.

“Canadian Securities Laws” means applicable Canadian provincial and territorial securities laws.

“CAPEX” means capital expenditures.

“Cariboo 2019 PEA” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“Cariboo Gold Project” means the Cariboo gold project, an advanced stage gold exploration project located in the historical Wells-Barkerville mining camp (also known as the Cariboo Gold District) of British Columbia and extending for approximately 77 km from northwest to southeast.

“Cariboo Gold Quartz Mining” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“Cariboo Technical Report” means the technical report titled “NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada” dated January 10, 2023 (as amended January 12, 2023) with an effective date of December 30, 2022.

“CBCA” means the Canada Business Corporations Act.

“CCMC” means Chief Consolidated Mining Co.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“CIM Definition Standards” means the CIM Definition Standards for Mineral Resources & Mineral Reserves.

“cm” means centimetres.

“Common Share” means a common share in the share capital of the Corporation, which, for greater certainty, is on a post-Consolidation basis.

“Consolidation” has the meaning ascribed to such term under the heading “Corporate Structure – Name, Address and Incorporation”.

“Contributed Osisko Assets” has the meaning ascribed to such term under the heading “Corporate Structure – Name, Address and Incorporation”.

“Credit Agreement” has the meaning ascribed to such term under the heading “General Development of Business – Events Subsequent to December 31, 2023 Fiscal Year End – US$50 Million Credit Facility and Subsequent Amendments”.

“Credit Facility” has the meaning ascribed to such term under the heading “General Development of business – Events Subsequent to December 31, 2023 Fiscal Year End – US$50 Million Credit Facility and Subsequent Amendments”.

“CRM” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“CSE” means the Canadian Securities Exchange.

“Datamine” has the meaning scribed to such term in Schedule “D” - Technical Information - Tintic Project.

“DSU Plan” means the Deferred Share Unit Plan of the Corporation.

“DSUs” means the Deferred Share Units granted under the DSU Plan.

“DWQ” has the meaning scribed to such term in Schedule “D” – Technical Information – Tintic Project.

“EA” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“EAC” has the meaning ascribed to such term in Schedule “C” – Technical Information – Cariboo Gold Project.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval website.

“Emerald Hollow” means Emerald Hollow LLC.

“FA” has the meaning ascribed to such term in Schedule ”C” – Technical Information – Cariboo Gold Project.

“Forward-Looking Information” has the meaning ascribed to such term in Canadian Securities Laws.

“Framework Agreement” has the meaning ascribed to such term in Schedule ”D” – Technical Information – Tintic Project.

“ft” means feet.

“g” means grams.

“G&A” means general and administration expenses.

“g/t” means grams per tonne.

“Guerrero Properties” means the mineral exploration properties consisting of approximately 900,000 hectares located in the Guerrero Gold Belt in Guerrero, Mexico.

“ha” means hectares.

“IFRS” means IFRS Accounting Standards as issued by the International Accounting Standards Board.

“InnovExplo” means InnovExplo Inc.

“IRR” means internal rate of return.

“km” means kilometres.

“kW” means kilowatt.

“LBMA” means the London Bullion Market Association.

“LeapFrog” has the meaning ascribed to such term in Schedule “D” – Technical Information – Tintic Project.

“LHD” has the meaning ascribed to such term in Schedule “C” - Technical Information - Cariboo Gold Project.

“LMO” has the meaning ascribed to such term in Schedule “D” – Technical Information – Tintic Project.

“LOM” means life of mine.

“m” means metres.

“March 2027 Warrant” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Brokered and Non-Brokered Private Placement”.

“Maturity Date” has the meaning ascribed to such term under the heading “General Development of business – Events Subsequent to December 31, 2023 Fiscal Year End – US$50 Million Credit Facility and Subsequent Amendment”.

“May 2027 Warrant” has the meaning ascribed to such term under the heading “General Development of Business - Fiscal Year Ended December 31, 2022 - Brokered and Non - Brokered Private Placement”.

“mm” means millimetres.

“MSC” has the meaning ascribed to such term in Schedule ”C” – Technical Information – Cariboo Gold Project.

“Mt” million tonne.

“NI 43 – 101” means National Instrument 43 - 101 - Standards of Disclosure for Mineral Projects (Regulation 43 - 101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec).

“Non-Brokered Escrow Release Condition” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Brokered and Non-Brokered Private Placement”.

“Non - Brokered Offering” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Brokered and Non-Brokered Private Placement”.

“Non-Brokered Subscription Receipts” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Brokered and Non-Brokered Private Placement”.

“Non-Brokered Units” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Brokered and Non-Brokered Private Placement”.

“November 2024 Offering” has the meaning ascribed to it under the heading “General Development of Business – Fiscal Year Ended December 31, 2024 – US$ 50 Million Marketed Private Placement”.

“NSR” means net smelter return.

“NYSE” means the New York Stock Exchange.

“October 2024 Offering” has the meaning ascribed to it under the heading “General Development of Business - Fiscal Year Ended December 31, 2024 - October 2024 Non - Brokered Private Placement”.

“ODV” or the “Corporation” means Osisko Development Corp./ Osisko Développement Corp.

“ODV Databases” has the meaning ascribed to such term in Schedule “C” - Technical Information - Cariboo Gold Project.

“ONSC” has the meaning ascribed to it under the heading “ Cease Trade Orders, Bankruptcies, Penalties or Sanctions - Bankruptcy”.

“OPEX” means operating cost expenditures.

“Option Plan” means the Stock Option Plan of the Corporation.

“Options” means the outstanding options to purchase Common Shares granted under the Option Plan.

“Osisko Gold Royalties” means Osisko Gold Royalties Ltd.

“QA/QC” means quality assurance-quality control.

“QP” means “qualified person” within the meaning of such term in NI 43-101.

“QR Mill” means the Quesnel River Mill.

“RC” means reverse circulation.

“RCP” has the meaning ascribed to such term in Schedule ”C” – Technical Information – Cariboo Gold Project.

“RSU Plan” means the Restricted Share Unit Plan of the Corporation.

“RSUs” means the Restricted Share Units granted under the RSU Plan.

“RTO” has the meaning ascribed to such term under the heading “Corporate Structure – Name, Address and Incorporation”.

“San Antonio Project” means the mineral property 100% owned by the Corporation located in Sonora, Mexico.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 404” has the meaning ascribed to such term under the heading “Risk Factors – Risk Factors Related to the Corporation – U.S. Public Company Costs”.

“Secured Overnight Financing Rate” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +.

“Shareholders” means the holders of Common Shares.

“Supervisor” has the meaning ascribed to such term in Schedule “D” - Technical Information - Tintic Project.

“TCM” means Tintic Consolidated Metals LLC.

“Tintic Acquisition” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Acquisition of Tintic Consolidated Metals LLC”.

“Tintic Agreements” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Acquisition of Tintic Consolidated Metals LLC”.

“Tintic Project” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2022 – Acquisition of Tintic Consolidated Metals LLC”.

“Tintic Stream” has the meaning ascribed to such term under the heading “General Development of Business –Fiscal Year Ended December 31, 2022 – Acquisition of Tintic Consolidated Metals LLC”.

“Tintic Technical Report” means the technical report titled “NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America” dated April 25, 2024, with an effective date of March 14, 2024.

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

“U.S. Exchange Act” has the meaning ascribed to such term under the heading “Corporate Structure – Name, Address and Incorporation”.

“U.S. Sarbanes-Oxley Act” has the meaning ascribed to such term under the heading “Risk Factors – Risk Factors Related to the Corporation – U.S. Public Company Costs”.

“U.S. Securities Laws” means applicable U.S. federal and state securities laws.

“USGS” means the U.S. Geological Survey.

“UT” means Utah.

“UT DOGM” means the Utah Division of Oil, Gas and Mining.

“UT Legal Counsel” means Holland and Hart LLP.

“Warrant Repricing” has the meaning ascribed to such term under the heading “General Development of Business – Fiscal Year Ended December 31, 2023 – Warrant Repricing”.

“Warrants” means Common Share purchase warrants of the Corporation.

“Wharf Resources” has the meaning ascribed to such term in Schedule ”C” – Technical Information – Cariboo Gold Project.

“WRSF” has the meaning ascribed to such term in Schedule ”C” – Technical Information – Cariboo Gold Project.

SCHEDULE ”B”

OSISKO DEVELOPMENT CORP.

AUDIT AND RISK COMMITTEE CHARTER

This Charter shall govern the activities of the Audit and Risk Committee (the “Committee”) of the board of directors (the “Board of Directors”) of Osisko Development Corp. (the “Corporation”).

I.	PURPOSES OF THE AUDIT AND RISK COMMITTEE

The purposes of the Committee are to assist the Board of Directors of the Corporation:

1.	in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures;
2.	in its oversight of the integrity, transparency and quality of the Corporation’s financial statements and the independent audit thereof;
3.	in selecting, evaluating and, where deemed appropriate, replacing the external auditors;
4.	in evaluating the qualification, independence and performance of the external auditors;
5.	in its oversight of the Corporation’s risk identification, assessment and management program; and
6.	in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Committee is to provide independent and objective oversight. The Corporation’s management team is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Committee as representatives of shareholders. The Committee is directly responsible (subject to the Board of Directors’ approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditors shall submit, at least annually, to the Corporation and the Committee:

●	as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation (“Statement as to Independence”); and
●	a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F2 of National Instrument 52-110.

A report describing: the Corporation’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues

II.	COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board of Directors.

All members of the Committee shall be financially literate within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements), and at least one member of the Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III.	MEMBERSHIP, MEETINGS AND QUORUM

The Committee shall meet at least quarterly or more frequently if circumstances dictate, to discuss with management and recommend to the Board of Directors to approve the annual audited financial statements and quarterly financial statements, and all other related matters. The Committee may request any officer or employee of the Corporation or the Corporation’s external counsel or external auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Proceedings and meetings of the Committee are governed by the provisions of by-laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regard to committee composition and organization.

The quorum at any meeting of the Committee is a majority of members in office. All members of the Committee should strive to be at all meetings.

IV.	DUTIES AND POWERS OF THE AUDIT AND RISK COMMITTEE

To carry out its purposes, the Committee shall have unrestricted access to information and shall have the following duties and powers:

1.	with respect to the external auditor,
(i)	to review and assess annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;
(ii)	to review and approve the fees charged by the external auditors for audit services;
(iii)

to review and pre-approve all services, including non-audit services, to be provided by the Corporation’s external auditors to the Corporation or to its subsidiaries, and associated fees and to oversee that such services will not have an impact on the auditor’s independence, in accordance with procedures established by the Committee. The Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv)

to oversee that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation’s external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors’ independence; and

(v)	to instruct the external auditors that the external auditors are ultimately accountable to the Committee and the Board of Directors, as representatives of the shareholders;
2.	with respect to financial reporting principles, policies and internal controls,
(i)	to advise management that they are expected to provide to the Committee a timely analysis of significant financial reporting issues and practices;
(ii)	to oversee that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Committee or legal or regulatory requirements;
(iii)	to consider, review and discuss any reports or communications (and management’s responses thereto) submitted to the Committee by the external auditors, including reports and communications related to:
●	significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting;
●	consideration of fraud in the audit of the financial statement;
●	detection of illegal acts;
●	the external auditors’ responsibilities under generally accepted auditing standards;
●	significant accounting policies;
●	management judgements and accounting estimates;
●	adjustments arising from the audit;
●	the responsibility of the external auditors for other information in documents containing audited financial statements;
●	disagreements with management;
●	consultation by management with other accountants;
●	major issues discussed with management prior to retention of the external auditors;
●	difficulties encountered with management in performing the audit;
●	the external auditors judgements about the quality of the entity’s accounting principles; and
●	reviews of interim financial information conducted by the external auditors.
(iv)	to meet with management and external auditors:
●	to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;

●	to discuss the audited financial statements, including the accompanying management’s discussion and analysis;
●	to discuss the unaudited interim quarterly financial statements, including the accompanying management’s discussion and analysis;
●	to discuss the appropriateness and quality of the Corporation’s accounting principles as applied in its financial reporting;
●	to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation’s financial statements;
●	to resolve disagreements between management and the external auditors regarding financial reporting;
●	to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;
●	to discuss significant changes to the Corporation’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;
●	to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies;
●	to review, evaluate and monitor (as applicable) the Corporation’s risk management program including the revenue protection program. This function should include:
➢	risk assessment;
➢	quantification of exposure;
➢	risk mitigation measures; and
➢	risk reporting;
●	to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;
●	to monitor and review communications received in accordance with the Corporation’s Internal Whistle Blowing Policy;
●	following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;
(v)	to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;
(vi)	to discuss with the Corporation’s management any significant legal matters that may have a material effect on the financial statements, the Corporation’s compliance policies, including material notices to or inquiries received from governmental agencies;
(vii)	to periodically review with management the need for an internal audit function;

(viii)

to review, and discuss with the Corporation’s Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation’s financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule;

(ix)	to create an agenda for the ensuing year; and
(x)	to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditors of the Corporation.
3.	with respect to reporting and recommendations,
(i)	to prepare/review any report or other financial disclosures to be included in the Corporation’s annual information form and management information circular;
(ii)	to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management’s discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;
(iii)	to review and recommend to the Board of Directors for approval, the annual report, management’s assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;
(iv)	to review and reassess the adequacy of the procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraph 3(ii) above;
(v)	to prepare Committee report(s) as required by applicable regulators;
(vi)	to review this Charter at least annually and recommend any changes to the Board of Directors;
(vii)	to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Committee may deem necessary or appropriate;
(viii)to review quarterly the expenses of the Chief Executive Officer; and
(ix)	to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations.
4.	with respect to Related Party Transaction,
(i)	to review, discuss with management, and approve all related party transactions;
5.	with respect to Cyber Security;
(i)	to oversee the Corporation’s cyber security program;
6.	with respect to Legal Compliance,
(i)	to review legal compliance matters with the Corporation’s General Counsel;

V.	RESOURCES AND AUTHORITY OF THE AUDIT AND RISK COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Committee shall have the sole authority (subject to the Board of Directors’ approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation’s external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Committee and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

VI.	ANNUAL EVALUATION

At least annually, the Committee shall, in a manner it determines to be appropriate:

●	perform a review and evaluation of the performance of the Committee and its members, including the compliance with this Charter; and
●	review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

This Charter was adopted by the Board of Directors on November 25, 2020 and ratified on December 4, 2020. This Charter was last reviewed on November 11, 2024.

SCHEDULE “C”

TECHNICAL INFORMATION – CARIBOO GOLD PROJECT

Scientific and technical information relating to the Cariboo Gold Project provided in this AIF is supported by and qualified in its entirety by the full text of the most recent technical report on the Cariboo Gold Project filed in accordance with NI 43-101 titled “NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada” dated January 10, 2023 (as amended January 12, 2023) with an effective date of December 30, 2022, being the Cariboo Technical Report, which was prepared, reviewed, and approved by Colin Hardie, P. Eng, Mathieu Belisle, P. Eng, Katherine Mueller, P. Eng., John Cunning, P. Eng., Paul Gauthier, P. Eng., Aytaç Göksu, P. Eng, Saileshkumar Singh, P. Eng., Éric Lecomte, P. Eng., Vincent-Nadeau Benoit, P. Geo., Carl Pelletier, P. Geo, Jean-François Maillé, P. Eng., Keith Mountjoy, P. Geo., Michelle Liew. P. Eng., David Willms, P. Eng., Timothy Coleman, P. Eng., Thomas Rutkowski., P. Eng., and Laurentius Verburg., P. Geo. Reference should be made to the full text of the technical report, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Corporation’s issuer profile. The Cariboo Technical Report is subject to certain assumptions, qualifications and procedures described herein. In particular, “inferred” mineral resources have a greater amount of uncertainty as to their existence, economic and legal feasibility. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Scientific or technical information in respect of the Cariboo Gold Project contained in this AIF, including any updates to the scientific or technical information derived from the Cariboo Technical Report and any other and any other scientific or technical information in respect of the Cariboo Gold Project contained in this AIF, was prepared by or under the supervision of Maggie Layman, Vice President Exploration of the Corporation, who is a “qualified person” for purposes of NI 43-101.

Property Description and Ownership

The Cariboo Gold Project is located in ODV’s Cariboo Gold Project Main Block, a group of claims located in the historical Wells-Barkerville mining camp of BC that extends for approximately 77 km from northwest to southeast.

The Cariboo Gold Project falls within the Cariboo Regional District, a division of the local government system in BC, and Wells, BC. Wells is situated 74 km east of Quesnel, approximately 115 km southeast of Prince George, and approximately 500 km north of Vancouver.

ODV’s land holdings consist of 415 mineral titles totalling 155,088.69 ha across two contiguous property blocks known as the Cariboo Main Block and the QR Mill site. These mineral titles include mineral claims, mineral leases, placer claims, and placer leases.

Through its 100% owned subsidiary Barkerville, ODV holds 100% interest in 56 Cariboo Main Block placer titles, 35 QR Mill Property mineral claims, the QR Mill mineral lease No. 320752, and 362 of the 379 Cariboo Main Block mineral and placer claims and placer leases. 17 mineral claims are jointly owned with other companies and individuals: ODV holds a 97.5% interest in six mineral claims, an 85% interest in two mineral claims, and a 50% interest in the other nine mineral claims.

A map showing mineral title distribution and ownership is presented below:

Mineral Title and Ownership Map for the Cariboo Gold Project

575000
600000
625000
5925000
5900000
5875000
5850000
MOSQUITO
ISLAND MTN.
COW MTN.
BC VEIN
BONANZA
LEDGE
Gold Mine
Gold Deposit
BGM 100%
BGM 97.5%, Shane Williams 2.5%
BGM 85%, Standard Drilling 12.5%, Shane Williams 2.5%
BGM 50%, Imperial Metals 50%
QR Mineral Lease # 320752
Competitor Mineral Tenures
Regional BGM Claims
Highways
Project Access Roads
BC Parks

BGM

Barkerville Gold Mines Ltd.
Date: 9/26/2022
Author: C. Adamson

Cariboo Gold & QR Ownership
Cariboo Gold Project & QR Property
British Columbia, Canada

0 5 10 15
Kilometers
Coord. Sys.: NAD 1983 UTM Zone 10N

N
W E
S

The Cariboo Gold Project also contains 546 private land parcels from Crown-granted mineral claims (3,330.20 ha) that overlap many of the mineral titles where Barkerville is the registered owner on the title of the surface and/or undersurface rights to the parcels. A NSR royalty of 5% payable to Osisko Gold Royalties is the only royalty that applies to the Cariboo Gold Project.

For a summary of permitting and regulatory approvals required on the Cariboo Gold Project, please refer to the section “Environmental and Permitting” below.

Accessibility, Climate and Infrastructure

The Cariboo Gold Project is located in Wells, BC, approximately 74 km east of the City of Quesnel. The Cariboo Gold Project is accessible via Highway 26, which branches off Provincial Highway 97 at Quesnel. A network of gravel roads provides access to Cow,

Island, and Barkerville Mountains. The Cariboo Gold Project offices and related facilities are located in the town of Wells. The QR Mill is a wholly-owned and fully permitted milling and tailings facility approximately 110 km from Wells. An all season forest service road provides access (500 Nyland Lake Road).

The City of Quesnel is the primary supply and service centre for natural resource industries and has the closest regional hospital. Manpower is also available in the region. The Cariboo Gold Project has sufficient power and water to support a mining operation. Canadian National Railway provides rail access from Quesnel to the Port of Vancouver.

ODV has sufficient surface rights in the Cariboo Gold Project area for mineral exploration and development operations. These rights are generally conveyed by ODV’s Crown-granted mineral claims or by specific permits, such as those related to tailings and waste disposal areas, or water and timber use, and the mineral lease currently being applied for.

ODV holds seven water licences: one for Willow River, three at the QR Mill, one at the Ballarat temporary work camp, one unused licence on Island Mountain, and one for a well at the geological compound and field offices at Lowhee Creek. The climate allows for year-round mining operations, and there is enough readily available water to conduct diamond drilling.

The Cariboo Region experiences a dry continental climate due to the coastal mountains influencing the westerly flow of winds and moisture coming from the Pacific Ocean. The climate at the site is characterized by relatively cold winters and mild summers. The annual precipitation is moderate and there is comparatively little variation over the year in monthly precipitation. The Cariboo Gold Project is able to operate 365 days a year.

History

The Cariboo Gold Project contains several historical mines, including Cariboo Gold Quartz Mine, Aurum Mine/Island Mountain Mine, and Mosquito Creek Mine.

All “reserves” and “resources” estimates provided in this section are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow the CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and ODV and Barkerville are not treating the historical estimate as current mineral reserves. For the purposes of this section, the term “ore” is being used in a historical context.

Historical Mines

Cariboo Gold Quartz Mine

Fred Wells purchased the Rainbow claim group from A.W. Sanders and formed Cariboo Gold Quartz Mining Company Ltd. (“Cariboo Gold Quartz Mining”) in 1927. The Cariboo Gold Quartz Mine operated from 1927 to 1959 at Cow Mountain.

In 1959, in its 33rd annual report, the company reported book reserves of 95,265 tonnes of mineralized material, including a 1952 reserve write-down of 42,275 tonnes of 9.26 g/t Au and another 52,990 tonnes of 12.69 g/t Au scattered in 51 mineralized material remnants through 13 levels and across a distance of 10,500 ft (3,200 m).

The Cariboo Gold Quartz Mine continued operating using feed from the Aurum Mine until March 1967. During the period between 1933 and 1967, a total of 1,951,944 tonnes of mineralized material were mined, yielding 863,307 oz of gold and 91,652 oz of silver (MINFILE number 093H 019). The average recovery during that period was 95.3%.

Island Mountain Mine (Aurum Mine)

In 1925, C.J. Seymour Baker acquired the original five Crown-granted mineral claims (later known as the Aurum Group), at which he worked until 1932. In 1932, Newmont Mining Corporation acquired the Aurum Group and eight adjacent claims to form Island Mountain Mines Company Ltd.

Under Newmont Mining Corporation’s ownership, production from the mine was 699,536 tonnes from which 333,705 oz of gold and 48,130 oz of silver were recovered (MINFILE number 093H 006). The mill also recovered 531 lbs of zinc and 134 lbs of lead.

Cariboo Gold Quartz Mining purchased the mine and equipment from Newmont Mining Corporation in 1954 for a sum of $305,000. Underground workings extending northwest from the Island Mountain Mine into the Mosquito Group are formally known as the Aurum Mine.

Mosquito Creek Mine

Andrew H. Jukes, of Calgary, acquired the Mosquito Creek claim group and formed Mosquito Creek Gold Mining Company Ltd. in 1971 to explore the ground above the Aurum Mine. Surface exploration drilling and underground development from 1971 to 1975 were financed by a joint venture agreement with Home Oil Company Ltd. of Calgary. They conducted an extensive surface and underground exploration and development program on the property. In 1975, Mosquito Creek Gold Mining Company Ltd. purchased all of Home Oil Company Ltd’s interest in the property. Subsequently, Peregrine Petroleum Ltd. entered into a joint venture agreement with Mosquito Creek Gold Mining Company Ltd., whereby it ultimately earned a 50% working interest in the property.

A total of 27,384 oz of gold were recovered from 86,248 tonnes of mostly pyrite-type mineralized material milled during the main production period (1980 to 1983). The operation failed due to low initial reserves and a low discovery rate of new mineralized material. The latter was the result of insufficient development at depth and northwest of the Mosquito Fault.

In 1984, Hudson Bay Mining and Smelting Co. Ltd. optioned the property but dropped it after earning a 10% interest. Hudson Bay Mining and Smelting Co. Ltd. sold its interest back to Mosquito Creek Gold Mining Company Ltd. and Peregrine Petroleum Ltd. sold its 50% interest to Mosquito Creek Gold Mining Company Ltd.

In 1986, the property was optioned by Hecla Mining Company of Canada Ltd. who conducted underground exploration work and then dropped their interest in the company.

Mining operations were intermittent until 1987 when Mosquito Creek Gold Mining Company Ltd. became Mosquito Consolidated Gold Mines Ltd. After the gold price dropped, and new ore became hard to find, the mine closed in 1987. During the period between 1980 and 1987, a total of 92,826 tonnes of ore were mined from which 35,054 oz of gold and 9,750 oz of silver were recovered (MINFILE number 093H 010).

In 1988, Lyon Lake Mines Ltd optioned the property and earned a 50% interest after performing underground exploration.

Surface Work Programs

Cariboo Gold Quartz Mining Company Ltd (1968)

In 1968, Dolmage Campbell and Associates Ltd carried out 5 km of bulldozer trenching on behalf of Cariboo Gold Quartz Mining. A total of 17 trenches approximately 2 m to 2.5 m deep were excavated across the Baker-Rainbow contact over a strike length of 1.6 km on Island Mountain. Pyritic mineralization, 6 m long by 1 m wide, was discovered in Trench J.

Wharf Resources Ltd (1980-1981)

In 1972, Cariboo Gold Quartz Mining amalgamated with Coseka Resources Ltd to form a company with the name of the latter. In April 1973, Wharf Resources Ltd (formerly Plateau Metals and Industries) amalgamated with French Exploration Ltd (a wholly-owned subsidiary of Coseka Resources Ltd) (“Wharf Resources”). Wharf Resources carried out surface drilling programs in 1980 and 1981 to search for near-surface ore on the Cariboo and Island Mountain claim groups. A total of 7,010 m of percussion drilling and 1,219 m of diamond drilling were completed in 1980 and 1981.

Blackberry Gold Resources Inc. (1988)

In 1987, Blackberry Gold Resources Inc. completed several work programs on the ARCH 1-4 claim group located on Cow and Richfield mountains. The objective of the work was to discover gold mineralization associated with the system of north-striking fault structures. Very low frequency electromagnetic geophysical surveys were used to define conductors inferred to be the strike extension of major faults on the Cariboo Group of Crown-granted mineral claims. Four strong conductive trends were tested along six fences of percussion drill holes for a total of 2,424 m of drilled in 79 holes. This was followed by 2,465 m of diamond drilling in 19 holes.

Pan Orvana Resources Inc. (1989-1991)

On July 12, 1985, Mosquito Creek Gold purchased the Cariboo and Island Mountain claim groups from Wharf Resources, Pan Orvana Resources Inc. signed the Cariboo Gold Option Agreement on May 20, 1988, obtaining the right to earn a 50% interest in the Cariboo Group, but terminated the agreement in 1991 without exercising the option. Pan Orvana Resources Inc. excavated 20 surface trenches, drilled four holes and conducted ground geophysical surveys, geochemical sampling programs and geological mapping.

Gold City Mining Corp. (1994-1995)

In 1994 and 1995, Gold City Mining Corp. assembled a large land position consisting of 13,000 ha of mineral titles between Mount Tom and the Cariboo Hudson Mine to form the Welbar Gold Project.

Doing so involved seven option agreements, including one that covered the Mosquito Creek, Island Mountain and Cariboo claim groups. The latter was subject to the Cariboo Option Agreement between Mosquito Consolidated Gold Mines Ltd and International Wayside Gold Mines Ltd. Intera Information Technologies Corp. flew a synthetic aperture radar survey in July 1995. DIGHEM I Power completed a regional airborne radiometric- Mag-EM survey of 1,280 line-kilometres, as well as trenching and diamond drilling on some of their properties, including one drill hole on the Mosquito Creek Group.

From October 1 to November 30, 1995, Gold City Mining Corp. conducted a 13-hole (1,865 metres) diamond drilling program on the Cariboo-Hudson Property. Gold City Mining Corp. optioned the Cariboo-Hudson Property from Cathedral Gold Corp. in 1994. In November 1995, Gold City Mining Corp. sunk four diamond drill holes (560 metres) on the Williams Creek Property. That same month, Gold City Mining Corp. drilled two holes (390 metres) on the Island Mountain Property.

International Wayside Gold Mines Ltd

1999-2014

From 1999 to 2014, International Wayside Gold Mines Ltd. drilled 66 holes totaling 8,602 m in surface diamond drilling on the Island Mountain Project.

1995-2009

1995-1999 Work Programs

International Wayside Gold Mines Ltd. worked the Cariboo Gold Project area continuously from May 1, 1995. Most of the work was carried out on the main mine trend, either from the surface or underground from the 1,200-level adit. In 1998 and 1999, a secondary target, the BC Vein, was explored over a strike length of 384 m by 31 surface drill holes totaling 2,245.2 m. Between 1995 and 1999, International Wayside Gold Mines Ltd.’s drilled 104 holes totaling 7,349.4 m in surface diamond drilling, 17 holes totaling 654.1 m in underground diamond drilling and 135 holes totaling 5,739.9 m in underground percussion drilling over the Rainbow, Pinkerton, Sanders, Butts and BC Vein zones.

In the summer of 1997, International Wayside Gold Mines Ltd. carried out a geochemical and prospecting program to find new mineralized showings and generate targets for further exploration. The geochemical surveys yielded 1,079 soil samples, 59 stream sediment samples and 121 rock samples.

From 1995 to 1999, International Wayside Gold Mines Ltd. drilled a total of 104 surface diamond drill holes (7,349.4 metres), 17 underground diamond drill holes (654.1 metres) and 135 underground percussion drill holes (5,739.9 metres).

2000-2009 Work Programs

International Wayside Gold Mines Ltd. carried out extensive work from 2000 to 2009. During this period, International Wayside Gold Mines Ltd. drilled 336 holes totaling 49,121.5 m in surface diamond drilling and 76 holes totaling 6,177.4 m in underground diamond drilling over the Bonanza Ledge zone.

Barkerville Gold Mines Ltd.

2010-2014

From 2010 to 2014, Barkerville engaged in surface diamond drilling on the Cariboo Gold Project and drilled a total of 318 holes (73,700.1 m).

2015-2022

Barkerville as it operated from 2015-2022, will be referred to as ODV. Current ODV management has been in place since 2015 and on November 21, 2019, Osisko Gold Royalties acquired the Cariboo Gold Project through the acquisition of Barkerville. The Cariboo Gold Project was part of the Contributed Osisko Assets that created ODV on November 25, 2020.

During 2015, ODV milled 11,275 tonnes of Bonanza Ledge ore at an average head grade of 10.14 g/t Au, a recovery rate of 94%, and an average net operating cost of $877/oz. Based on the results as of February 28, 2015, management decided to cease production and place Bonanza Ledge under care and maintenance.

In 2016, ODV mandated InnovExplo to complete a NI 43-101 technical report and Mineral Resources Estimate (the “2017 MRE”) for the Barkerville Mountain deposit. GEOVIA GEMS was used for modelling purposes and the estimation approach, which consisted of 3D block modelling and the ordinary kriging interpolation method. The close-out date of the database was July 18, 2016, and the effective date of the 2017 MRE was March 21, 2017.

In January 2017, ODV began commissioning its wholly-owned QR Mill using the low-grade stockpile at the Bonanza Ledge open pit. Material sorting was done at the stockpile, producing relatively high-grade pre-concentrate. By the end of February 2017, ODV had transported 2,860 tonnes of ore to the QR Mill for an average grade of 2.94 g/t Au. During the second quarter of 2017, ODV began portal and underground development at the Bonanza Ledge Mine to prepare for the processing of in-situ Bonanza Ledge material. A total of 470 m of underground development was completed in 2017, resulting in the processing of approximately 7,000 tonnes of both low-and higher-grade development material at the QR Mill for commissioning and training purposes.

In 2017, ODV mandated InnovExplo to update the 2017 MRE and perform a review and validation of the maiden mineral resource estimate for the Cow Mountain and Island Mountain deposits combined. The close-out date of the database was December 31, 2017, and the effective date for the 2018 mineral resource estimate was May 2, 2018 (the “2018 MRE”). Test Mining at Bonanza Ledge was completed in December 2018. The objective was to gain technical information and train personnel to aid in future studies, permitting, and future mining. A total of 1,900 m of development took place at the Bonanza Ledge Mine in 2018. Approximately 120,000 tonnes of ore was extracted and processed at an average grade of 5.94 g/t Au. Bonanza Ledge Mine was placed on care and maintenance in December 2018.

In 2019, ODV mandated InnovExplo to review, validate and update the 2018 MRE. Based on the mineral resource estimate completed in 2019, ODV mandated BBA Engineering Ltd. to prepare a technical report and preliminary economic assessment for the Cariboo Gold Project (the “Cariboo 2019 PEA”). The effective date of the Cariboo 2019 PEA was August 18, 2019. The Cariboo 2019 PEA provided a base case assessment for developing the Cariboo Gold Project as a 4,000 tpd underground mine, with a concentrator located at the Mine Site at Wells and further processing at the QR Mill. The mine life was estimated to be 11 years.

In 2020, ODV mandated InnovExplo to complete an NI 43-101 technical report to present an updated mineral resource estimate and geological model (the “2020 MRE”) for the Cariboo Gold Project. In 2022, a PEA was completed for the Cariboo Gold Project (the “2022 PEA”). The effective date of the 2022 mineral resource update was May 17, 2022.

The Bonanza Ledge Mine resumed development in mid–2019 and in 2020, 3,268 tonnes of ore was extracted at an average grade of 2.58 g/t Au. In 2020, the underground focus was the development of drifts to access the BC Vein. In 2021, 98,786 tonnes of ore was extracted at an average grade of 4.48 g/t Au (as of December 31, 2021). In 2022, 170,652 tonnes of ore was extracted at an average grade of 5.16 g/t Au. Development of a new portal to access and develop a bulk sample at the Cow Mountain portion of the mineral resource was completed in December 2021. The Bonanza Ledge Mine was placed on care and maintenance again in June 2022.

Geology and Mineralization

The Cariboo Gold Project lies within the Kootenay Terrane of the Omineca Tectonic Belt in the south-central Canadian Cordillera. The Omineca rocks were complexly deformed by Middle Jurassic to Early Tertiary compressional tectonics, and by Tertiary transtension and extension. The Kootenay Terrane in the vicinity of the Cariboo Gold Project is subdivided into the eastern Cariboo and western Barkerville subterranes. The Cariboo Subterrane is juxtaposed on the Barkerville Subterrane by the east-dipping Pleasant Valley Thrust.

The Snowshoe Group, central to the Barkerville Subterrane, hosts the Cariboo Gold Project. The Barkerville and Cariboo Subterranes comprise metamorphosed equivalents of continent-derived siliciclastic protoliths with interlayered marble units and granitic orthogneiss. The subterranes are pericratonic in character and are thought to have formed near the current western margin of Laurentia. Various authors suggest that both Barkerville and Cariboo Subterranes share the same tectostratigraphic position and depositional environment.

The principal gold-producing areas in the Barkerville Subterrane are hosted in rocks metamorphosed to lower-greenschist facies (sub-biotite isograd); amphibolite-facies rocks are locally found on the Cariboo Gold Project but are not associated with any significant mineralization. The S1 and S2 fabrics are defined by phyllosilicate minerals (sericite and chlorite); they generally define foliation suggesting that peak metamorphic temperature coincided with the formation of cleavage.

Lode-gold mineralization in the Wells-Barkerville mining camp (Cariboo Gold District) shares many characteristics with an orogenic gold deposit model. Gold mineralization is associated with orogenic silica-carbonate-sericite-pyrite stable fluids moving along secondary permeability controlled by metamorphic fabrics, vein arrays, faults, lithologic contacts, and rheological contrasts. Deposit types on the Cariboo Gold Project consist of vein and replacement-type mineralization grouped into five inter-related styles:

1.	Fault-fill breccia veins subparallel to foliation (S1), hosted in carbonaceous mudstone;
2.	Vertical northeast-trending extensional veins dominantly hosted in sandstone units in S3 cleavages;
3.	Fractured moderately dipping east-northeast-trending shear veins, hosted in sandstone units;
4.	Gold bearing sulphide replacements hosted in fold hinges of calcareous sandstone units; and
5.	Gold-bearing sulphide replacement mineralization hosted in fault-bounded calcareous siltstone units.

Deposit Types

The Cariboo Gold Project shares many characteristics with an orogenic gold deposit model. This class of deposit is typified by deformed and metamorphosed mid-crustal blocks and major structures, inherent products of orogenesis. Orogenic gold deposits span the entire breadth of the province of British Columbia, occurring predominantly within two main belts. The westerly belt is associated with accreted pericratonic terranes linked to Late Cretaceous to Paleocene movement on crustal-scale dextral strike-slip fault systems along the western margin of the Stikine terrane, and eastern Coast Belt. The easterly belt is crudely cospatial with the Jurassic to Cretaceous accretion of the Intermontane terranes and autochthonous strata of the ancestral North American. Orogenic deposits have significant economic importance, as they are known to host auriferous mineralization as high-grade vein deposits, low-grade bulk-tonnage lode deposits, and are intimately linked with substantial placer accumulations.

Most orogenic gold deposits in metamorphic terranes, such as the Barkerville terrane, are found adjacent to first-order, deep-crustal fault zones, which show complex structural histories and may extend along strike for hundreds of kilometres with widths of as much as a few thousand metres. Most orogenic gold deposits occur in greenschist facies rocks, but significant orebodies can be present in both lower and higher-grade rocks. Hydrothermal fluids are generated from metamorphic dehydration reactions along deepcrustal fault zones, driven by episodes of major pressure fluctuations during seismic events. Gold mineralization is associated with orogenic silica-carbonate-sericite-pyrite stable fluids moving along secondary permeability controlled by metamorphic fabrics, vein arrays, faults, lithologic contacts, and rheological contrasts. Gold deposits form as simple to complex networks of gold-bearing, laminated quartz-carbonate shear veins along second and third-order faults, particularly at jogs or changes in strike along major deformation zones.

Mineralization styles vary from stockworks and breccias in shallow, brittle regimes, through laminated crack-seal veins and sigmoidal vein arrays in brittle-ductile crustal regions, to replacement- and disseminated-type orebodies in deeper, ductile environments. Mineralization is syn- to late-deformation and typically post-peak metamorphism, and commonly associated with silica-carbonate-sericite-pyrite alteration. Gold is largely confined to the quartz-carbonate vein network, but may also be present in significant amounts within iron-rich sulphidized wall-rock selvages, or within silicified and sulphide-rich replacement zones. One of the key structural factors for gold mineralization emplacement is often a late strike-slip movement event that reactivates earlier-formed structures within the developing orogen.

Inter-related vein systems are the principal source of gold and silver within the Barkerville trend and are a key fluid pathway for sulphide mineralization. Axial planar (“AXPL”) quartz veins represent the dominant vein system hosting gold-and-silver-rich sulphide mineralization for the Mosquito Creek, Shaft, Valley, Cow Mountain, Lowhee, and KL zone deposits.

Veins range in width from millimetres to several metres and are termed vein corridors when highly concentrated over 2 m in width and up to hectometres in strike. Vein corridors are planar structures, typified as steeply dipping, striking N020-N050, 100 m–700 m downdip and extending 100 m–300 m along strike. The principal aims of exploration and infill drilling programs involve testing the extent and concentrations of AXPL vein corridor deposits, with targeting based in part on proximity to identifiable large-scale F3 hinge zones.

Replacement-style gold mineralization contains the most consistently high gold grades in the Cariboo Gold Project and were the main target for the historic underground Mosquito Creek Mine on Island Mountain. Semi-massive replacement style mineralization observed at the historically mined Bonanza Ledge is fault-bounded in the footwall of the BC Vein shear. The replacement deposits observed at Island Mountain and Mosquito Creek are thought to be structurally controlled in the hinges of F2 folds and the formation of L-tectonites and considered contemporaneous with the AXPL veining.

Steep, orogen-parallel, D2-parallel faults, and damage zones act as fluid pathways for crustal fluids. The BC Vein is a poly-deformed, steeply-dipping, and S1 strike-parallel shear zone of unknown relative offset. The structure is internally characterized by strongly carbonaceous to graphitic siltstone fault breccia, discontinuous pods of brecciated milky white quartz and later stage grey quartz which has, in places, annealed the breccia matrix. Fine-grained pyrite and gold are associated with the annealing late-stage grey quartz. The Wells Shear is interpreted as the offset Cow Mountain equivalent of BC Vein owing to its similar strike, deformational style, and position within tectonostratigraphic sequence. The BC Vein-Wells Shear structure is highly variable in thickness both along strike and down dip. The close geographic association between this structure and the locations of highest density axial planar veining as well as the highest gold grades in both soil and rock geochemical assays is taken to reflect its importance as a fluid pathway at the time of mineralization.

Exploration

ODV’s exploration team executed a systematic methodology to the exploration program on the Cariboo Gold Project. The program included geological mapping, channel, soil, underground sampling, and diamond drilling.

The exploration team has continued its geological mapping across the Cariboo Gold Project’s area to identify lithologic contacts, define alterations and geochemical signatures, record micro- and macro-scale structural data, and to collect select rock samples. The targeted deposit types within the Cariboo Gold Project are structurally and/or geochemically controlled, thus the mapping data continues to play a vital role in refining the geologic model of the area and defining mineralized zones.

2015-2019 Geochemical and Mapping Programs

From 2015 to 2019, ODV executed a systematic approach with surface mapping and geochemical sampling. From 2015 to 2017, sampling efforts specifically targeted the Barkerville Trend, a major deep-seated shear that trends 60 km northwest-southeast through the centre of the Cariboo Gold Project area, called the Cariboo Break at the time. In 2018 and 2019, the focus shifted to the northwest and southeast extensions of known mineralization around the Wells area within the Barkerville Trend. Further exploration was conducted along the parallel Lightning Creek Trend.

2016 Magnetic and VTEM Survey Program

In 2016, a helicopter-borne Magnetic and VTEM Survey was conducted by Geotech Ltd. over ODV’s Cariboo Gold Project. The survey was flown in southwest to northeast lines spaced 200 m apart. A total of 7,024 line-km of data was acquired. The data was corrected against a base station. The program resulted in 1,308 km2 of geophysical data that confirmed a northwest-southeast anomaly associated with magnetic anomalies.

2020 Geochemical and Mapping Programs

Geological surface mapping took place on the Burns Mountain prospect from June 22 to August 4, 2020. Geochemical surveying coincided with mapping on the Yanks Peak prospect from August 18 to September 10, 2020. The geochemical survey then moved to Burns Mountain from September 10 to 29, 2020. The objective at Yanks Peak prospect was designed to expand upon the results derived from the 2017 and 2018 geochemical survey completed by ODV. The grid at the Burns Mountain prospect was designed to infill a gap in the geochemical grid and expand to the south of Lightning Creek to Chisholm Creek.

The 2020 geochemical sampling program was designed to primarily test for soil geochemical signatures in an area known to host several mineral occurrences which lay within a quartzite dominant lithology. A secondary objective was to collect stratigraphic and structural geologic information with emphasis on structural control and the structural relation to mineralization on the properties. A total of 429 soil samples and seven rock samples were collected on the Burns Mountain prospect; 1,187 soil samples and 56 rock samples were collected on the Yanks Peak prospect in 2020.

The principal aims of the 2020 mapping program were to refine the understanding of local stratigraphy and structure, with emphasis on the structural controls on mineralization. Additionally, another goal of the program was to delineate highly prospective target areas for future brownfields exploration and provide recommendations for targeting methodology. The program consisted of detailed geologic mapping at a 1:2000 scale at the Burns Mountain, Yanks Peak and Cunningham Creek prospects. A total of 43 rock samples were collected at the Burns Mountain prospect, 12 rock samples at the Cunningham Creek prospect and 42 rock samples at the Yanks Peak prospect. The 2020 Program collected an additional 3,060 structural measurement at 905-point locations on the Burns Mountain prospect, 1,036 structural measurements at 341-point locations on the Cunningham Creek prospect, and 2,318 structural measurements at 706-point locations on Yanks Peak prospect. The anomalous gold-in-soil values along with the data gleaned from the geologic mapping program on these prospects indicated stratigraphy and veining similar to those which are gold-bearing in the Wells-Barkerville area.

2021 Geochemical and Mapping Programs

Geological surface mapping took place on the Burns Mountain prospect from June 1 to July 25, 2021, and September 18 to October 3, 2021, and on the Cunningham Creek prospect from August 12 to October 21, 2021. The geochemical survey took place on the Burns Mountain, Cow Mountain, and Mount Agnes prospects from June 26 to July 21, 2021 and July 25 to August 31, 2021.

The primary objective of the 2021 Soil program was to connect the Burns Mountain and Yanks Peak soil sampling grids along the Lightning Creek Trend. A secondary objective was to begin closing the gap in the soil data between Cow Mountain and Burns Prospects, following up on anomalies seen in the eastern portion of Burns Mountain and western portion of Cow Mountain. In total, 651 soil samples were collected on the Burns Mountain prospect, 682 on the Mount Agnes prospect and 20 on the Cow Mountain prospect areas. In addition, a total of eight rock samples were collected on the Mount Agnes prospect and eight on the Burns Mountain prospect by the geochemical sampling team in 2021. The 2021 Geologic mapping programs principal aims were to delineate and provide detailed exploration strategies for greenfield-brownfield exploration targets within both Burns Mountain and Cunningham Creek prospects. The focus of the mapping efforts in the Burns Mountain area was on Mount Nelson and Oregon Gulch. The efforts on Mount Nelson were in following up on geochemical anomalies found in previous years’ soil programs. Oregon Gulch has many historic showings that suggest mineralization in a style comparable to what ODV is targeting. On the Cunningham Creek prospect mapping was focused on the historic Cariboo-Hudson Mine and along the trend of it. Detailed geologic mapping was conducted at a 1:2000 scale. A total of 244 rock samples were collected on Burns Mountain, eight rock samples on Mount Agnes, and 97 rock samples on the Cunningham Creek prospects. The 2021 mapping team collected an additional 3,509 structural measurements at 844-point locations on the Burns Mountain prospect, and 1,390 structural measurements at 407-point locations on the Cunningham Creek prospect. The anomalous gold-in-soil values along with the data collected from the geologic mapping program on both prospects indicated stratigraphy and veining similar to those which are gold-bearing in the Wells-Barkerville area.

Drilling

From 2015 to 2022, Barkerville/ODV drilled a total of 2,280 diamond drill holes, totalling 695.08 km of drill core. While surface data continues to inform the geologic model, diamond drill core is the primary source of geological information for the Cariboo Gold Project.

The objectives for the 2020 and 2021 diamond drilling programs (the “2020 Program” and the “2021 Program”) were to test new brownfields targets adjacent to known deposits, infill high-grade vein corridors modelled from the Cariboo 2019 PEA classified as Inferred and explore the depth potential of known deposits. The focus of the 2022 diamond drilling program (the “2022 Program”) was the infill of a proposed underground bulk-sampling area, the continued category conversion from Inferred to Indicated status of modelled vein corridors, and the delineation of additional vein corridors. The 2022 Program started on March 25, 2022, and was completed on July 6, 2022.

Drilling Methodology

Drills are aligned using a Suunto compass. Drill alignments are confirmed using Minnovare’s Azimuth Aligner (it was used for a part of the 2021 drilling campaign and all of the 2022 drilling campaign). The downhole dip and azimuth are surveyed using a REFLEX EZ-TRAC too. Collar locations are determined using a Trimble DGPS. The first survey was usually measured 9 m below the casing, and readings were then taken every 30 m downhole. A survey was also taken at the bottom of the hole if the end of hole depth was 15 m or more from the previous test. The instrument was handled by the drilling contractors, and survey information was digitally recorded using IMDEX’s IMDEXHUB-IQ, as well as transcribed and provided in paper format to ODV geologists.

At the drill rig, the drill helpers placed core into core boxes and marked off every 3 m drill run using a labeled wooden block. The drill helpers were also responsible for marking orientation information on the core using either the REFLEX ACT IIITM tool or the Devico DeviHead orientation tool. All holes were drilled in NQ diameter unless noted otherwise in the Cariboo Technical Report.

All drill hole casings collared at an elevation similar to Jack of Clubs Lake were cemented into bedrock. Special consideration was given to the Valley Zone due to the local groundwater conditions, whereby a cementing procedure was deployed to ensure no groundwater would escape the drill hole once plugged: A first hole was drilled through the overburden and cased (HWT size) 6 m to 9 m into competent bedrock. HQ drill rods were then drilled 1 m beyond casing. Once the geologist and drill foreman inspected the rock to ensure the rock was competent bedrock, casing was reamed to the bottom of the hole and cemented with the drill foreman present. A PQ displacement plug was then pushed downhole until cement came up around the casing, leaving it to set. After at least 24 hours, 250 pounds per square inch (“psi”) of water pressure was applied to the drill hole. If, during the pressure test, the pressure decreased and water was able to escape the cement, the drill hole was either abandoned or recemented. If no issues were experienced during the pressure test, drilling would then commence, and this process was repeated for any additional holes. Upon completion of the drill hole, a safety plug was placed 24 m past the shoe and the hole cemented. The HQ drill rods were then removed, and a displacement plug was pumped down the hole. One additional batch of cement was then pumped downhole, and a wait time of 45 minutes was observed, ensuring that no water was seen exiting the hole.

Core Logging Procedures

The drill core was transported to ODV’s facility in the District of Wells, British Columbia where it was cleaned of drilling additives and mud, and the metres were marked before collecting the data. Recovery for each 3 m drill run was noted. When recovery was less than 2.5 m (>0.5 m of loss), loss was recorded on a separate block as a “lost core interval”.

Geotechnical data collection included Rock Quality Designation, Intact Rock Strength, and fracture counts at 1–3 m intervals. Magnetic susceptibility data were not collected because it was concluded that such data are not relevant to the deposit. Downhole orientation lines were connected where possible, and orientation off-set measurements were recorded. All data (lithology, alteration, mineralization, structures, interval structures, and veins) less and greater than 5 cm were recorded using Datamine DHLogger software. Sample intervals and pertinent information regarding lithology, mineralization and alteration were marked on the core.

After recording the sampling information, drill core samples were cut in half using a diamondblade table mounted rock saw. Half the sample was bagged and labelled, then packaged for shipment to an assay lab. Numbered security tags were applied to lab shipments for chain of custody requirements. Samples were then shipped to the laboratory of ALS Minerals (“ALS”) in North Vancouver, BC, for analysis. The remaining half-core samples are stored on-site in a secured location for future reference.

The QP have not identified drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results. In the opinion of the QPs, the core logging and sampling procedures used by ODV are consistent with generally accepted industry best practices and are, therefore, adequate for an advanced exploration project.

2015 to 2019 Drilling

In 2015, drilling was focused on Barkerville Mountain with 180 holes drilled on the BC Vein and Bonanza Ledge deposit, totalling 35,848.5 m; eight drill holes on the KL Zone totalling 1,675 m, and 12 dill holes on the Barkerville Mountain deposit totalling 3,626.7 m. The 2015 diamond drill program was designed to drill the BC Vein structure at a spacing of 25 m to 50 m to a depth of 250 m from surface, and a spacing of 100 m down to a depth of 450 m below surface.

In 2016, drilling on Barkerville Mountain consisted of 53 holes on the BC Vein and Bonanza Ledge deposit, totalling 8,605.5 m, and 10 holes on the KL Zone deposit, totalling 2,621.18 m. The BC Vein area was drilled to infill high-grade areas at 12.5 m to 25 m spacing while the KL Zone was drilled to test an 800 m-long gold-in-soil (“Au-in-soil”) anomaly. Cow Mountain drilling produced 233 drill holes on the Cow prospect, and drill holes on the Valley Zone prospect, totalling 31,157.07 m and 1,023.5 m, respectively. The 2016 campaign tested depths of approximately 300 m. Drill holes were completed on approximately 50 m centres in selected areas. Drilling in the Valley Zone tested the lateral extents of AP veins and refined the stratigraphic model. Results showed denser than expected vein occurrences. As a result, three more rigs were added to the program and collar locations were stepped out to expand the intersected vein corridors. On Island Mountain, 33 holes were drilled on the Shaft Zone prospect, and 50 holes on the Mosquito Creek prospect, totalling 11,289.5 m and 16,026.75 m, respectively. Drilling on Island Mountain was conducted in order to understand the structural and lithological controls on gold mineralization, as well as to test the down-plunge extent of sulphide replacement zones.

In 2017, drilling was again conducted on Barkerville Mountain (BC Vein and Bonanza Ledge, KL Zone, and Barkerville Mountain deposits), Cow Mountain (Cow and Valley Zone deposits), and Island Mountain (Shaft Zone and Mosquito Creek deposits). Barkerville Mountain drilling produced 25 holes at BC Vein, seven at Bonanza Ledge, and one drill hole at KL Zone, totalling 4,412.7 m, 3,388 m, and 530.15 m, respectively. The 2017 drilling program on Barkerville Mountain explored the Au-in-soil anomaly adjacent to the KL Zone, investigating the 2016 identified targets. Cow Mountain had a total of 17 drill holes at the Cow prospect, and 80 drill holes at the Valley Zone prospect, totalling 6,034.7 m, and 38,872.96 m, respectively. Cow Mountain drilling continued the goals of the 2016 drilling program. Island Mountain had a total of 211 holes at the Shaft Zone prospect, and 44 dill holes at the Mosquito Creek prospect, totalling 93,733.12 m and 13,455.7 m, respectively.

In 2018, drilling was conducted on Barkerville Mountain (BC Vein and Bonanza Ledge deposits), Cow Mountain (Cow and Valley Zone deposits), and Island Mountain (Shaft Zone and Mosquito Creek deposits). Barkerville Mountain had a total of 10 drill holes on the BC Vein and Bonanza Ledge deposits totalling 1,683.8 m. The aim of the 2018 Program at Barkerville Mountain was to provide infill data on the BC Vein. In addition, the program expanded upon data collected in 2017 and also targeted vein mineralization concentrated within the hanging wall of the BC Vein. Cow Mountain had a total of 246 drill holes on the Cow prospect, and two drill holes on the Valley Zone prospect, totalling 67,715.05 m and 401.9 m, respectively. The aim of the 2018 Program at Cow Mountain was to infill and expand the high-grade gold-bearing vein corridors. Drilling on Island Mountain produced 168 drill holes on the Shaft Zone prospect, and 20 drill holes on the Mosquito Creek prospect, totalling 53,731.29 m and 4,597 m, respectively. The 2018 Program at Island Mountain focused on targets generated by underground mapping and sampling data, as well as historical data compiled from smaller scale mapping, trenching, soil sampling and drilling programs. The program aimed to demonstrate continuity and expand on known mineralized vein corridors. Infill drilling was designed to intercept modelled vein corridors with a 25 m spacing at depth in order to convert Inferred resources to the Indicated category.

In 2019, drilling was conducted on Barkerville Mountain (BC Vein and Bonanza Ledge, KL Zone, Williams Creek, and Lowhee Zone deposits), Cow Mountain (Cow prospect), and Island Mountain (Shaft Zone, Mosquito Creek, and Willow prospects) (the “2019 Program”). Barkerville Mountain had a total of 36 drill holes on the BC Vein and Bonanza Ledge deposit, 73 on the KL Zone, four on Williams Creek, and 24 holes on the Lowhee zone, totalling 7,974.2 m, 31,974.62 m, 1,572 m, and 8,422 m, respectively. The 2019 Program on Barkerville Mountain focused on exploration for mineralized vein corridors analogous to those on Cow Mountain and Island Mountain within the prospective sandstone unit, with drilling on BC Vein to increase confidence in the block model. Cow Mountain had a total of 72 drill holes on the Cow prospect, totalling 16,136.6 m and was primarily focused on infill drilling and testing down dip extents of mineralized vein corridors. Island Mountain had a total of 26 drill holes on the Shaft Zone prospect, 15 on the Mosquito Creek prospect, and six on the Willow prospect, totalling 12,032.45 m, 8,258.89 m, and 3,078.9 m, respectively. The objective of the 2019 Program on Island Mountain was to infill high-grade areas currently classified as Inferred on the Mosquito and Shaft Zones and to test the strike and depth extent of the mineralized vein corridors. Exploration to the northwest of Mosquito Creek also occurred on what is known as the Willow Target, an Au-in-soil geochemical anomaly identified from 2018 soil sampling. Additionally, the Proserpine property had a total of six (6) holes drilled, totalling 2,676.25 m. This program was aimed at testing Au-in-soil anomalies and historical gold occurrences, as well as historical underground workings.

2020 Drilling Program

The 2020 Program was conducted between January 16, 2020, and December 14, 2020, by Smithers, B.C. based Hy-Tech Drilling Ltd. and its primary focus was delineating the Cow-Island-Barkerville corridor. A total of 57,078.8 m was drilled in 201 surface holes. The objective of this program was to delineate mineralized vein corridors further within all deposits and intercept veins with a 25 m spacing from previously drilled holes in order to convert Inferred resources to the Indicated category. The below table provides a summary of Barkerville’s 2020 Program:

	Number of
Deposit	Drill Holes	Metres Drilled
BC Vein and Bonanza Ledge	3	560.60
Lowhee Zone	24	10,144.50
Cow Mountain	48	12,596.05
Valley Zone	56	17,558.85
Shaft Zone	15	3,909.00
Mosquito Creek	50	9,392.40
Proserpine	5	2,917.40
Total	201	57,078.80

Overall, visual inspection of the 2020 drilling results demonstrated that the thickness and the grade of the mineralized zones were in the same order of magnitude as the 2020 MRE. The 2020 drilling continued to confirm the geological and grade continuities that were demonstrated in the 2020 MRE.

2021 Drilling Program

The 2021 Program was conducted by Hy-Tech Drilling Ltd. between January 4, 2021 and October 20, 2021. The 2021 Program also saw the addition of Paycore Drilling, based in Valemount, British Columbia, between August 18, 2021, and October 16, 2021.

The 2021 Program at Island Mountain focused on Shaft Zone with 60,990.8 m drilled in 162 holes, and Mosquito Creek totalling 10,710.65 m drilled in 42 holes, further continuing the category conversion work from Inferred to Indicated status within known vein corridors.

The 2021 Program at Cow Mountain was primarily focused in the Valley Zone to continue category conversion work and expand known mineralized vein corridors with a total of 47,484.92 m drilled in 108 holes. Minor drilling on Cow Mountain was conducted, totalling 1,988.5 m drilled in six (6) holes. The purpose of this drilling was to conduct metallurgical testing of modelled vein corridors.

The 2021 Program at Lowhee Zone continued to define the prospect, targeting mineralized vein corridors within the prospective sandstone unit analogous to those on Cow Mountain and Island Mountain. A total of 29,860.9 m was drilled in 95 holes. Drill hole spacing along the modelled vein corridors was kept to a distance of 25 m.

2022 Drilling Program

The 2022 Program was conducted by Hy-Tech Drilling Ltd. at the Lowhee Zone on Barkerville Mountain. The 2022 Program started on March 25, 2022, and was completed on of July 6, 2022. The focus of the 2022 Program at the Lowhee Zone was the infill of a proposed underground bulk sampling area, the continued category conversion from Inferred to Indicated status of modelled vein corridors, and the delineation of additional vein corridors.

Assay results from 27 drill holes were received after April 6, 2022, representing 6,563.9 m of assays, and, as such, are excluded from the 2022 FS MRE (as defined herein). Overall, the visual inspection of the 2022 drilling results demonstrated that the thickness and the grade of the mineralized zones are in the same order of magnitude as the 2022 FS MRE. The 2022 drilling continues to confirm the geological and grade continuities that were demonstrated in the 2022 FS MRE.

Sample Preparation, Analyses and Security

The following paragraphs describe the sample preparation, analysis and security procedures of the 2020 and 2021 Programs included in the current resource estimate in the Cariboo Technical Report. The QPs reviewed the QA/QC procedures and results completed only on gold assay results.

Core Handling, Sampling and Security

Core handling, sampling, and security procedures as detailed in this section are managed by ODV personnel.

The drill core is placed into wooden core boxes at the drill site with the end of each drill run marked with a small wooden block displaying the depth of the hole. Box labels indicate the hole and box numbers. The boxes are racked and covered at the drill, secured with ratchet straps, and then transported daily from the drill site to ODV’s core storage and logging facility in the District of Wells, British Columbia. The boxes are labelled in permanent marker with the hole and box number (e.g., GR-15-01 Bx 1). The core is transported by truck during the drilling programs. There are two secure core storage areas, one in Wells near the core logging facility and a second is located near the Ballarat Camp, approximately 5 km east of Wells.

Upon receiving a load of core from the drill crew, the core is brought into the logging room. Meterage blocks are checked for errors, the core is oriented in the box and cleaned, and the metre marks are drawn on the core before logging begins. The geological and geotechnical core logging data is collected with Datamine’s DHLogger software.

The sample intervals are between 0.5 m and 1.5 m in length and do not cross geological contacts. A line is drawn with a pencil along the length of the core to indicate where the core will be sawed. Each sampling ticket is divided into three tags. One tag is stapled to the core box at the beginning of the interval to record the drill hole number and sample interval recorded. The second tag is placed in the sample bag, which is sent to the laboratory; this tag does not reference the drill hole or meterage. The last tag remains in the sample ticket book with the hole number and recorded intervals. All samples are assigned a unique sample number.

After the core boxes with tags are photographed, the core boxes are moved to the cutting station. The core is cut lengthwise by diamond saw, with half the core submitted as the primary sample and the remaining half core retained in the core box for future reference.

The samples are individually bagged with the corresponding tag. The tag number is written on the bag and each bag is sealed. The bags are then placed in rice bags and the rice bags are sealed with numbered security tags for the chain of custody requirements. If any tampering with security tags is suspected, the laboratory will communicate with ODV. Samples are transported to the ALS laboratory in Vancouver, BC and the remaining drill core is subsequently stored on site at ODV’s secure facilities in Wells and at a second location near the Ballarat Camp.

Sample Preparation and Assay

Sample Preparation

●	Samples are sorted and logged into the ALS LIMS program;
●	Samples are dried and weighed;

●	Samples are crushed to +70% passing 2 mm (CRU-31);
●	The crushed sample split of up to 500g is pulverized to +85% passing 75 μm screen (PUL 32m);
●	Samples containing visible gold or cosalite mineralization are assayed by metallic screen method; a crushed sample split of 1,000 g is pulverized (method PUL-32) to pass 100 μm (Tyler 150 mesh) stainless steel screen to separate the oversize fractions (method SCR-21).

Gold Assaying

●	A 50 g pulp aliquot is analyzed by Au-AA26: fire assay followed by aqua regia digestion (HNO3‐HCl) with an atomic absorption spectroscopy finish (“AAS”);
●	When assay results are higher than 100 g/t Au, a second 50 g pulp aliquot is analyzed by Au-GRA22: fire assay (“FA”), parting with nitric acid (HNO3) with a gravimetric finish;
●	All samples containing visible gold or cosalite mineralization are assayed by the metallic screen method (method Au-SCR21). At the request of ODV, any sample exceeding 100 g/t Au (Au-AA26) is rerun with the screen method following the procedure below;
●	For visible gold assays or cosalite mineralization, the +100 μm fraction (Au+) is analyzed in its entirety by fire assay with gravimetric finish. The 100 μm fraction (minus) is homogenized and two subsamples are analyzed by FA with AAS (Au-AA25) or gravimetric finish (AuGRA21). The average of the two minus fraction subsamples are taken and reported as the Au-fraction result. The gold content is then determined by the weighted average of the Au+ and Au- fractions.

Multi-Element Assaying

●	Some samples are analyzed by trace-level multi-element method ME‐MS61: a 0.25 g aliquot is digested by four-acid digestion (HNO3‐HClO4‐HF‐HCl) and HCl leach (method GEO-4A01) and analyzed by ICP-AES;
●	Following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver, and tungsten and diluted accordingly. Samples meeting these criteria are then analyzed by ICP-MS. Results are corrected for spectral interelement interferences.

Specific Gravity Measurements

●	Before crushing and pulverizing, the specific gravity of selected samples is determined by the bulk sample method (water displacement, OA GRA08).

Quality Assurance and Quality Control

A total of 49,243 and 111,361 samples (including QA/QC samples) were assayed during 2020 and 2021, respectively. The 2020 and 2021 QA/QC programs included a routine insertion of standards and blanks to monitor gold assay results. ODV included one standard in every 20 samples and one blank in every 40 samples. The 2020 and 2021 QA/QC programs did not include field or coarse reject duplicates.

Accuracy is monitored by adding standards at the rate of one certified reference materials (“CRM”) for every 20 samples. Standards are used to detect assay problems with specific sample batches and any possible long-term biases in the overall dataset. ODV’s definition of a quality control failure is when:

●	Assays for a CRM are outside plus or minus three standard deviations (±3SD) or ±10%; or
●	Assays for two consecutive CRMs are outside ±2SD, if one of them is outside ±3SD.

Conclusions

A total of 564 holes from the 2020 and 2021 Programs were included in the current resource. The QP is of the opinion that the sample preparation, analysis, QA/QC, and security protocols used for the Cariboo Gold Project follow generally accepted industry standards, and that the data is valid. The QP recommends the implementation of QA/QC on the silver assay results for future programs.

Data Verification

The QPs verified the ODV diamond drill hole databases used for the 2022 MRE (the “ODV Databases”) and reviewed and validated geological models of each deposit, and reviewed information on mined-out areas and the data for selected drill holes (assays, QA/QC program, downhole surveys, lithologies, alteration, and structures). The QP also reviewed and validated the resource estimation process followed by Daniel Downton, P.Geo., of ODV, including all parameters, geological interpretation, basic statistics, variography, interpolation parameters, block model construction, scripts that run the model, volumetric report, and the validation process.

The ODV Databases contain the 4,064 completed and validated diamond drills holes used for the 2022 FS MRE for the Cariboo Gold Project. They are divided among four databases covering the eight deposits as follows:

●	Cow Mountain database for the Cow and Valley deposits (1,473 holes);
●	Island Mountain database for the Shaft and Mosquito deposits (1,851 holes);
●	Barkerville Mountain database for the BC Vein and Splays, the KL, and the Lowhee deposits (578 holes);
●	Bonanza Ledge database (162 holes).

Since the 2020 MRE, no drilling has been carried out on the KL, BC Vein, and the Bonanza Ledge deposits. The block model completed for the 2020 MRE for the Bonanza Ledge deposit as published in the 2020 technical report remains current for the 2022 FS MRE. The block model completed for the BC Vein deposit for the 2022 Mineral Resource Estimate dated May 17, 2022 (the “2022 PEA MRE”) remains current for the 2022 FS MRE. Other block models for the remaining six (6) deposits were updated.

A site visit was conducted from November 1 to 5, 2021 by the QP, Vincent Nadeau-Benoit. The site visit included a visit and review of the core logging facilities, drill pads, and mineralized outcrops. The QP also examined core samples from drill holes from the 2020 Program and 2021 Program. Core logging and sampling procedures were discussed with ODV’s geologists. Discussions covered collar locations, drilling protocols, downhole surveys, logging protocols, oriented core, structural measurements, sampling protocols and QA/QC protocols. Nadeau-Benoit, QP, is of the opinion that the site visit and validation exercises demonstrated the validity of the protocols in place and their use during the 2020 Program and 2021 Program.

Carl Pelletier, QP, also previously conducted site visits; from February 1 to 4, 2016, and from May 3 to 12, 2016. The first included the Bonanza Ledge pit, the Cow Mountain area, and the Island Mountain area. The second involved a visit to the core logging facilities and several drill hole collars.

Mineral Resource Estimate

The 2022 Feasibility Mineral Resource Estimate for the Cariboo Gold Project (the “2022 FS MRE”) encompasses updated resources for the deposits of Cow Mountain (Cow Zone and Valley Zone), Island Mountain (Shaft Zone and Mosquito Zone), and Barkerville Mountain (Lowhee Zone and KL Zone). The updates were prepared by Daniel Downton, P.Geo., of ODV, and reviewed and validated by Carl Pelletier, P.Geo., and Vincent Nadeau-Benoit, P.Geo., both of InnovExplo, using all available information. Since the 2022 PEA MRE, no new gold assay results were added to the databases for the Mosquito, Cow, and KL Zone deposits, but gold resources in a dilution halo and silver mineralization estimates in the vein corridors were added to the models. No changes are reported for the Bonanza Ledge or BC Vein (Barkerville Mountain) deposits. To report the 2022 FS MRE for the Cariboo Gold Project, conceptual “potential mining shapes” were used as constraints to demonstrate mineralized continuity and to show that the “reasonable prospects for eventual economic extraction” criteria is met, as defined in the CIM Definition Standards and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. The Mineral Resource updates for Shaft, Valley, and Lowhee Zones include new information from the end of the 2021 exploration program. The dilution halos and silver estimate additions contain data from all previous drilling campaigns, including previously validated historic information.

The 2022 FS MRE covers all the deposits in the Cow-Island-Barkerville Mountain Corridor. The resource area for the Cow Mountain/Island Mountain segment covers a strike length of 3.7 km and a width of approximately 700 m, down to a vertical depth of 600 m below surface. The estimate for the Barkerville Mountain segment covers a strike length of 3 km and a width of approximately 700 m, down to a vertical depth of 500 m below surface.

Two diamond drill hole databases cover the Cariboo Gold Project: Bonanza Ledge and BM-CM-IM (Barkerville Mountain including the BC Vein, KL, and Lowhee deposits, Cow Mountain including the Cow and Valley deposits, and Island Mountain including the Shaft and Mosquito deposits). These databases were filtered by deposit (Cow, Shaft, Valley, Mosquito, BC Vein, KL, or Lowhee) before the work in Datamine. A subset of drill holes was used to generate the 2022 FS MRE database for each deposit, as follows:

●	The Cow deposit contains 1,219 validated drill holes;
●	The Valley deposit contains 254 validated drill holes;
●	The Shaft deposit contains 1,010 validated drill holes;
●	The Mosquito deposit contains 641 validated drill holes;
●	The Lowhee deposit contains 113 validated drill holes;
●	The BC Vein and KL Zone deposits contain 420 validated drill holes.

The QP data verification included the ODV Databases used for the 2022 FS MRE, as well as the review and validation of the geological models of each deposit, the review of information on mined-out areas, and the data for selected drill holes (assays, QA/QC program, downhole surveys, lithologies, alteration and structures).

The QPs also reviewed and validated the resource estimation process followed by ODV, including all parameters, geological interpretation, basic statistics, variography, interpolation parameters, block model construction, scripts that run the model, volumetric report, and the validation process.

Historical work subject to verification consisted of the holes used for the 2022 PEA MRE. Basic cross-check routines were performed between the current ODV Databases and the previously validated database for the 2022 PEA MRE.

The QPs were granted access to the assay certificates for all holes in the 2021 drilling programs. Assays were verified for 5% of the drill holes. No discrepancies were found.

Overall, the QPs data verification demonstrates that the data, protocols, and estimation process for the Cariboo Gold Project are acceptable. The QPs consider the ODV databases to be valid and of sufficient quality to be used for the Mineral Resource Estimate herein.

ODV updated, in 2022, the geological models for the Valley, Shaft, and Lowhee deposits using historical data, the data from the 2015–2019 drilling programs, and new holes from the 2020–2021 drilling programs. The KL and BC Vein deposit were not drilled in 2021 and the Mosquito and Cow deposits had no new data since the May 17, 2022 update, though the geological models were reviewed by the QPs. The Bonanza Ledge geological model, initially from Brousseau et al. (2017), was reviewed and validated by the QPs.

A total of 482 geological solids were created and/or updated for all the deposits.

The QPs have classified the 2022 FS MRE as Measured, Indicated, and Inferred Mineral Resources based on data density, search ellipse criteria, drill hole density, and interpolation parameters. The 2022 FS MRE is considered to be reliable and established on quality data and geological knowledge. The Mineral Resource Estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves.

Table 1 displays the results from the 2022 FS MRE, exclusive of the reserves, for the Cariboo Gold Project for all eight deposits: Cow, Valley, Shaft, Mosquito, KL, Lowhee, BC Vein, and Bonanza Ledge.

Table 1: Cariboo Gold Project 2022 FS MRE Reported at a 2.0 g/t Au Cut-Off Grade

(Except for Bonanza Ledge Reported at a 3.5 g/t Au Cut-Off Grade)

		Tonne	Au Grade	Au Ounce	Ag Grade	Ag Ounce
Category	Deposit	‘000	(Au g/t)	‘000	(Ag g/t)	‘000
Measured	Bonanza Ledge	47	5.06	8
	Bonanza Ledge	32	4.02	4
	BC Vein	1,030	3.12	103
	KL	386	3.18	39
	Lowhee	1,368	3.18	140	0.23	10
Indicated	Mosquito	1,288	3.68	152	0.08	3
	Shaft	4,781	3.39	523	0.06	9
	Valley	2,104	3.14	213	0.09	6
	Cow	3,644	3.31	388	0.09	11
Total Indicated Mineral Resources		14,635	3.32	1,564	0.09	39
	BC Vein	461	3.55	53
	KL	1,918	2.75	169
	Lowhee	445	3.34	48	0.10	1
Inferred	Mosquito	1,290	3.55	147	0.01	0
	Shaft	6,468	3.84	800	0.01	1
	Valley	2,119	3.30	225	0.02	1
	Cow	2,769	3.03	270	0.00	0
Total Measured and Indicated Mineral Resources		14,682	3.33	1,571	0.09	39
Total Inferred Mineral Resources		15,470	3.44	1,712	0.01	4

Mineral Resource Estimate notes:

(1)

The independent and qualified persons for the Mineral Resource Estimates, as defined by NI 43-101, are Carl Pelletier, P.Geo., and Vincent Nadeau Benoit, P.Geo. (InnovExplo Inc.). The effective date of the 2022 FS MRE is November 11, 2022.

(2)	These Mineral Resources, exclusive of the reserves, are not Mineral Reserves as they do not have demonstrated economic viability.
(3)

The Mineral Resource Estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

(4)

A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the gold grade of the adjacent material when assayed or a value of zero when not assayed.

(5)

The estimate is reported for a potential underground scenario at a cut-off grade of 2.0 g/t Au, except for Bonanza Ledge at a cut-off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of US$1,700/oz; a USD: CAD exchange rate of 1.27; a global mining cost of $54.32/t; a processing and transport cost of $22.29/t; a G&A plus Environmental cost of $15.31/t; and a sustaining CapEx cost of $31.19/t. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of US$1,700/oz; a USD:CAD exchange rate of 1.27; a global mining cost of $79.13/t; a processing and transport cost of $65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

(6)

Density values for Cow, Shaft, Lowhee, and BC Vein were estimated using the inverse distance squared interpolation method, with a value applied for the non-estimated blocks of 2.80 g/cm3 for Cow, 2.78 g/cm3 for Shaft, 2.74 g/cm3 for Lowhee, and 2.69 g/cm3 for BC Vein. Median densities were applied for Valley (2.81 g/cm3), Mosquito (2.79 g/cm3), and KL (2.81 g/cm3). A density of 3.20 g/cm3 was applied for Bonanza Ledge.

(7)

A four-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (2.5 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.5 m). Restricted search ellipsoids ranged from 7 g/t Au to 50 g/t Au at four different distances ranging from 25 m to 250 m for each deposit. High-grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.

(8)

The gold Mineral Resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software, using hard boundaries on composited assays. The silver Mineral Resources and the dilution halo gold mineralization were estimated using Datamine StudioTM RM Pro 1.11. The Ordinary Kriging (“OK”) method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Mineral Resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).

(9)

Results are presented in situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t, etc.). The number of tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

(10)

The qualified persons responsible for the MRE section of the Cariboo Technical Report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource Estimate.

Mineral Reserve Estimate

Mineral Reserves were classified in compliance with the CIM Definition Standards for Mineral Resources and Mineral Reserves. As such, the Mineral Reserves are based on Measured and Indicated Mineral Resources and do not include any Inferred Mineral Resources. Measured and Indicated Mineral Resources are exclusive of proven and probable reserves. Mineral Reserves are the estimated tonnage and grade of ore that is considered economically viable for extraction. Mineral Reserves for the Cariboo Gold Project deposit incorporate dilution and mining recovery factors based on the selected mining method and design. In addition, economic analyses were completed to validate the profitability of particular areas of the reserves. The following sources of information were instrumental in the Mineral Reserve estimation process: the resource blocks model (last updated September 8, 2022); the 2022 PEA MRE; the current 3D model of existing underground workings and historical stope outlines; the litho-structural model of the site.

The different cut-off grade calculations are based on parameters from benchmarks derived from the previous 2022 PEA MRE, as well as ODV and InnovExplo estimates. Due to the variation in metallurgical recoveries along the deposit, four cut-off grades were used for the stope optimization. The parameters used in these calculations are summarized in Table 2.

Table 2: Cut-Off Grade Calculation Parameters

		Phase 1 (1,500 tpd)		Phase 2 (4,900 tpd)
		General	Marginal	General	Marginal
		Economic	blocks at	Economic	blocks at
Input Parameters		Assessment	vicinity	Assessment	vicinity
Gold Price	$US/oz	1,700	1,700	1,700	1,700
Exchange Rate	$CAD/$US	1.27	1.27	1.27	1.27
Royalty	%	5.00%	5.00%	5.00%	5.00%
Refining Cost	$/oz	5.0	5.0	5.0	5.0
Processing Cost and transport	$/t treated	66.34	66.34	22.29	22.29
Metallurgical Recovery	%	92.30%	92.30%	92.10%	92.10%
Mining Recovery	%	94.00%	94.00%	94.00%	94.00%
Mining Dilution	%	5.00%	5.00%	5.00%	5.00%
Mining Cost	$/t treated	71.90	71.90	54.32	54.32
Sustaining Cost	$/t treated	50.00	0.00	31.19	0.00
Environment	$/t treated	14.45	14.45	4.93	4.93
General and Administration	$/t treated	17.35	17.35	10.38	10.38
Cut-Off Grade	g/t	4.00	3.10	2.30	1.70

Table 3: Cariboo Gold Statement of Mineral Reserves as of December 6, 2022

	Tonnage	Grade	Contained Gold	Grade	Contained Silver
Category	(t)	Au (g/t)	(oz)	Ag (g/t)	(oz)
Proven
-	—	—	—	—	—
Probable
Cow	4,126,955	3.41	452,941	0.08	11,018
Valley	3,444,914	3.70	409,887	0.14	15,059
Shaft	7,962,448	3.87	989,757	0.02	4,473
Mosquito	602,591	4.93	95,479	0.03	619
Lowhee	566,547	4.56	83,088	0.21	3,786
Total P & P	16,703,454	3.78	2,031,152	0.07	34,955

Notes:

(1)	The Qualified Person for the Mineral Reserve Estimate is Eric Lecomte, P.Eng. (InnovExplo).
(2)	The Mineral Reserve Estimate has an effective date of December 6, 2022.
(3)	Estimated at US$1,700/oz Au using an exchange rate of US$1.27:CAD1.00, variable cut-off value from 1.70 g/t to 4.00 g/t Au.
(4)	Mineral reserve tonnage and mined metal have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
(5)

Mineral Reserves include both internal and external dilution along with mining recovery. The external dilution is estimated to be 8%. The average mining recovery factor was set at 93.6% to account for mineralized material left in each block in the margins of the deposit.

Mining Methods

The Cariboo Gold Project consists of three main zones (Cow, Shaft, and Valley) with two smaller satellite zones (Lowhee and Mosquito). The rate of exploitation of each deposit will change over time, while the overall steady state production rate is 4,900 tpd. In 2024, production will begin at 1,500 tpd (pending permitting) for 2.75 years and will ramp up to 4,900 tpd (pending permitting) in 2027 for 8.5 years.

The selected mining method is mainly long hole longitudinal retreat with some stopes using a modified long hole longitudinal retreat method. Primary materials handling fleet will comprise of 10 tonne Load Haul Dump (“LHD”) and 50 t haul trucks.

Pre-production of the underground workings is set to begin in 2023 with 1,500 tpd achieved in September 2024 and full production of 4,900 tpd at the Mine Site Complex (“MSC”) in Q4 2027. Underground mine life is set to last until January 2036.

A hydrogeological investigation program was completed to provide key groundwater related inputs to the FS, namely, to estimate potential mine dewatering rates, to understand further the regional groundwater flow regime, and to characterize potential impacts of mine dewatering on groundwater and surface water systems.

Geotechnical Evaluation

SRK undertook two geotechnical field investigation programs on the Cariboo Gold Project designed to characterize the rock geotechnical conditions and support the underground mine and infrastructure designs. These investigations also supported structural geology reviews, detailed evaluation of geotechnical design domains, and the development of geotechnical design guidelines within each of these domains. These guidelines included excavation design parameters, estimates of dilution, as well as support requirements.

The 2018 geotechnical field data acquisition program included drilling and logging of 13 dedicated geotechnical drill holes. The 2021 geotechnical field data acquisition program included drilling and logging of five dedicated geotechnical drill holes. During both programs, representative rock core samples from each geotechnical domain were collected from the geotechnical drill holes for laboratory testing.

A review of photographs taken of exploration drill holes was undertaken from 2020 to 2022 to build a broader geotechnical understanding of the rock mass conditions across the Cariboo Gold Project site to optimize the geotechnical design. A total of 83,047 m of photo-logging has been conducted to date.

In addition to the 3D structural model created by ODV to represent the major Regional Fault structures on the Cariboo Gold Project property, SRK also provided a 3D fault model that was created for the secondary structures.

The geotechnical evaluation focused on a qualitative drill-hole-based assessment of the rock mass forming the immediate hanging wall and footwall of the proposed mineable stopes in each vein. Planned stopes in each major vein corridor, in each mining zone were individually assessed based on the lithology logging data provided by ODV, the regional structural model provided by ODV, the secondary structural model provided by SRK, the current understanding of existing historic mine workings, the geotechnical data acquired from the field program, and qualitative photographic review of drill holes intercepting the planned stopes.

Excavation stability assessments have been completed using well-established empirical and semi-empirical relationships and engineering experience. The design procedure involves two steps: the quality of the rock mass is rated using a pre-defined classification system, and then the expected performance of the underground openings is predicted using an empirically derived stability correlation with the rock mass quality.

Sub-level open stoping with a sub-level spacing of 30 m is achievable in rock mass Class 1 to Class 3 lower by varying the open strike length and the use of two-phase backfill in the Class 3 lower rock mass in the Shaft Zone where stope widths are less than 5 m.

Mining Method Description

The long hole mining method was primarily selected due to the sub vertical geometry of mineralized vein corridors and the relatively lower cost. This method involves driving two drifts longitudinally along the mineralized vein corridors to define a stope. The top access serves as a drilling platform while the bottom access allows for mucking of drilled then blasted material. Once empty, these stopes are then backfilled with either paste fill or cemented rockfill. Stopes are mined retreating towards the access. This method allows for simultaneous mining of stopes along different vein corridors as well as along the same corridor if a pillar exists between active levels. A modified longitudinal method will also be used to a lesser extent (10% of the tonnage). That method essentially follows the same approach as the first one, except that the mucking and backfilling are done in two steps to limit the size of the exposed walls. This method will only be used for stopes located in poor ground during Phase 2, since paste backfill is required.

The minimum designed stope width for all zones is 3.7 m and the sill to sill stope height for all zones is 30 m. The maximum permissible strike length (the distance along strike that can be mined before backfilling is required) is a function of geotechnical constraints and differs by zone.

Mine Design

There will be two portals accessing underground ramps. The Cow Portal will allow access to the Lowhee, Shaft, and Mosquito zones in the earlier stages of the Cariboo Gold Project. The Valley portal will be built during the expansion to develop the Main ramp connecting the previous zones to the new Cow and Valley Zones. The Valley Portal will be used as the main services access. The zones are accessed by main ramps connecting to haulage drifts, and each individual zone has an internal ramp system. The Mosquito Zone is further west, connected to Shaft Zone by a 1,150 m long haulage drift.

Each zone is planned to be mined with the longitudinal retreat long hole method, except for the Shaft Zone and Mosquito Zone that will be mined using both mining methods. Sublevels for all zones are 30 m sill to sill and a combination of Cemented Rock Fill and paste fill are planned to backfill mined stopes. Stope strike lengths vary by zone based on geotechnical assessments of each zone. All zones are capped by a crown pillar (15 m for Cow and Valley and 20 m for Shaft and Mosquito) and vary in depth.

Underground Infrastructure

A major piece of underground infrastructure for the Phase 2 of the Cariboo Gold Project is the underground crushing system. This crusher is located below the services building in a location that has been identified as geotechnically favourable for long-term infrastructure. Ore will be brought to the crusher by underground trucks from all mining zones.

Ore will ultimately be brought to surface using a vertical conveyor to be pre-concentrated by sorting and flotation. The material rejected by the sorter will be transferred back underground using a wastepass raise and then it will either be used as backfill material or hauled to the Bonanza Ledge Waste Rock Storage Facility (“WRSF”) using automated trucks.

The mine will include haulage drifts connecting the five separate zones, an underground garage, and pumping stations. The Valley Portal will provide access for material and the labour force.

Development Schedule

The development schedule has been created with a combination of traditional jumbo development and roadheaders. The roadheaders are scheduled to provide a lateral advance of 200 m per month in single heading conditions and will be concentrated on the ramps and level access development. The jumbos will provide an average overall lateral advance of 300 m per month per jumbo crew when multiple active headings are available. Lateral development will rely on contractors for the initial pre-production phase, with a handover to mine personnel with the initiation of production.

Electrical Distribution and Networks

During Phase 1, electrical power will be delivered to the mine through the Cow Portal from a 13.8 kilovolt (“kV”) overhead power line originating from Bonanza Ledge Site. At Phase 2, power will be delivered from the main electrical room at the MSC to Valley Portal, while the power connection at Cow Portal will remain as a redundant power connection. Underground substations will transform the power to 600 volt (“V”) or 1,000 V depending on need or equipment to be supplied.

Fiber optics will be used to provide a data backbone to the mine. The mine network will then rely on 4G provided by radiant cables. This will allow for communication, automation of equipment, as well as ventilation-on-demand.

Mine Automation and Monitoring Systems

The layout of mine levels was designed to facilitate the automation of mucking and hauling. Each level will have one load out, which will allow for tele-remote loading of haulage trucks or loading of dumped waste material. Automation, or tele-operation of haulage trucks will be limited to dedicated drift or between shifts only. Automation and tele-remote for LHD will be available any time as production levels will be isolated with barricades. By the end of 2027, all mucking operation on the production levels will be fully automated, with one operator for two LHD’s.

Permanent Mine Pumping Network

The mine dewatering network was designed to handle 10,666 cubic metres per day. This system will also contribute to the dewatering of historic excavations.

Ventilation

The ventilation system has been designed to comply with British Columbia regulations. The airflow required to ventilate diesel engines was compiled using a 0.06 cubic metres per second / kW rate.

The system will be comprised of four independent intake fresh air raises, one exhaust raise and remaining exhaust through the main ramps and the Cow Portal. The total estimated airflow required to meet production is 715,000 cubic feet per minute (337 cubic metres per second).

Production Rate

Beginning in 2024, the total production rate will be 1,500 tpd (Phase 1), ramping up in 2027 to 4,900 tpd (Phase 2) (ore), with each zone contributing a different ratio to production over time.

Production Plan

The LOM has a 12-year mine life at maximum production rates from 1,500 tpd to 4,900 tpd. Production ramps-up to steady state of 4,900 tpd is achievable by the end of 2027, the third production year, with completion of the flotation circuit. The overall mine plan comprises 16.7 Mt of ore that will be processed with an average grade of 3.8 g/t Au. The mine will produce 7.1 Mt of waste from the development over the LOM.

Table 4: Ore Produced Per Year

Year		2023	2024	2025	2026	2027	2028	2029
Lowhee	t	4,823	178,373	382,498	854	—	—	—
	g/t	4.37	4.68	4.51	5.19	—	—	—
Cow	t	—	—	—	—	—	87,289	315,430
	g/t	—	—	—	—	—	3.55	4.05
Valley Upper	t	—	—	—	4,615	8,503	163,792	164
	g/t	—	—	—	3.09	4.00	3.16	1.70
Valley Lower	t	—	—	—	—	—	200	170,592
	g/t	—	—	—	—	—	4.36	4.11
Shaft	t	—	—	155,885	535,687	676,495	1,308,353	1,302,626
	g/t	—	—	4.48	4.37	3.54	3.53	3.79
Mosquito	t	—	—	—	8,368	358,879	235,344	—
	g/t	—	—	—	4.34	5.31	4.36	—

Year		2030	2031	2032	2033	2034	2035	2036
Lowhee	t	—	—	—	—	—	—	—
	g/t	—	—	—	—	—	—	—
Cow	t	102,785	108,332	111,743	424,534	1,431,941	1,520,129	24,774
	g/t	4.28	3.86	2.67	3.59	3.39	3.21	3.20
Valley Upper	t	73,178	55,075	401,230	333,481	—	—	—
	g/t	3.35	3.66	3.63	3.57	—	—	—
Valley Lower	t	413,547	733,222	670,563	307,727	86,442	22,581	—
	g/t	4.30	3.69	3.69	3.50	3.35	3.02	—
Shaft	t	1,200,306	891,828	611,251	723,113	271,700	248,599	36,605
	g/t	4.23	4.07	3.91	3.85	3.50	3.41	3.09
Mosquito	t	—	—	—	—	—	—	—
	g/t	—	—	—	—	—	—	—

Mine Equipment and Personnel

During pre-production, all development will be conducted by contractors. These contractors will provide the equipment used to develop lateral advance except for the roadheaders. ODV will take over the development and production work at the beginning of the production phase, gradually integrating its own equipment according to the needs of the operation.

The mine will operate 365 days/year with three different rosters for office and hourly personnel. A total of 298 employees related to underground mining for operation and maintenance services for Phase 2 are anticipated in Wells.

Mineral Processing and Metallurgical Testing

A preliminary metallurgical testwork program was previously undertaken to determine the metallurgical response on samples prepared from drill holes obtained from the Shaft, Cow, and Valley deposits. The testwork consisted of an investigation into the amenability of mineral sorting to pre-concentrate the run of mine prior to milling, chemical characterization, a preliminary evaluation of comminution characteristics, a series of gravity, flotation and leaching tests, cyanide destruction testing, as well as preliminary thickening and rheology tests. The average metallurgical recovery per site is reported in Table 5 below. Based on testwork results and the proposed mine plan at the time, the overall projected gold recovery is 92.0%. The annual recovery projections are expected to differ from the average testwork results according to the final mine proportions of ore zones.

Table 5: Average Gold Recovery and Process Step

Process Step	Average Au Stage Recovery (%)
Bonanza Site	96.3
Mine Site Complex	95.3
QR Mill – Phase 1	96.6
QR Mill – Phase 2	96.5
Overall Au Recovery – Phase 1	93.0
Overall Au Recovery – Phase 2	91.9
Overall Au Recovery - LOM	92.0

Additional testwork on samples from the Lowhee deposit was performed during and after the 2022 PEA. The testwork on samples from the Shaft, Cow and Valley Zones consisted of metallurgical testing on ore sorting test products, an extended gravity recoverable test, a series of flotation and cyanide leaching testing, a feasibility past fill test, as well as a final dewatering and rheology test. The latest testwork program was completed to characterize and understand the metallurgical response of materials from the Lowhee deposit. The latest testwork included ore sorting tests, comminution tests, leaching tests, and cyanide destruction tests. In addition to metallurgical testing, paste backfill test results are summarized in the Cariboo Technical Report. Paste backfill testwork programs were completed to characterize ore sorter tailings and flotation tailings, to design the paste system, and to determine the backfill strategy. Testwork data from the 2022 PEA, and new testwork with effective date on November 15, 2022 was considered for the process design.

Recovery Methods

The Cariboo Gold Project will ramp up tonnage in two phases, Phase 1 starting with a 1,500 tpd ore sorting and leaching flowsheet, followed by Phase 2 with a 4,900 tpd ore sorting, flotation, and leaching flowsheet.

In the first phase, the ore will be processed in two stages at two sites: the Bonanza Ledge Site located at the current Bonanza Ledge Mine, and the QR Mill located 111 km from the MSC.

For the initial throughput, during Phase 1, of 1,500 tpd, a pre-concentrator, including mobile crushing and ore sorting, will be built at the Bonanza Ledge Site. The use of the Bonanza Ledge Site will reduce the overall operation and transportation costs. The crushing operation will consist of a two-stage crushing and screening. The crushed product will be processed in an ore sorting circuit. The concentrate from the sorted concentrate will be crushed and then trucked to the QR Mill for further comminution, leaching, and refining.

The QR Mill is an existing plant under care and maintenance with a daily capacity to treat 860 t of ore. The QR Mill will require refurbishment of some areas before start-up. A filtration plant will be added to produce dry tailings.

In Phase 2, the ore will be processed in two stages at two sites: the MSC and the QR Mill located 111 km west of the MSC.

For the expanded throughput of 4,900 tpd, crushing will occur underground and will then be conveyed to the surface, where ore sorting, grinding and flotation will be conducted in a services building at the MSC. The MSC services building will serve as a pre-concentration step to reduce the overall operation and transportation costs. The primary crushing operation will be located underground, and the crushed product will be conveyed to the surface to feed a sizing screen. The sizing screen undersize will be discharged into a fine storage bin and the oversize will be sent to the ore sorting circuit. The sorted concentrate will be combined with the fine storage bin material to feed a grinding and flotation circuit. The flotation concentrate will be trucked to the QR Mill for further comminution, leaching, and refining.

The QR Mill will be upgraded to process the higher concentrate feed grades in the second phase. Carbon in leach and the ADR circuit will be replaced and the refinery will be upgraded.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The Cariboo Gold Project will include the following infrastructure:

Phase 1

Bonanza Ledge

●	First phase of the WRSF;
●	Surface water management infrastructure;
●	Fuel systems (liquified natural gas and diesel storage and distribution);
●	Natural gas power plant;
●	Ore crushing and sorting facility;

QR Mill

●	Upgrades to the QR Mill to process ore sorting concentrate and a new tailings dewatering circuit;
●	Filtered stack tailings storage facility;
●	Water management infrastructure;
●	Relocation and upgrade of the propane system;
●	Improvements to the fire protection system.

Offsite Infrastructure

●	Construction of an Integrated Remote Operational Centre.

Phase 2

Mine Site Complex

●	Access roads, bridge, parking lots, security facilities and access gates;
●	Mine surface infrastructure including a portal and mine ventilation and heating infrastructure;
●	Concentrator;
●	Office complex including office space and mine dry facilities;
●	Surface water management infrastructure;
●	MSC water treatment plant and treated effluent discharge line;
●	Fuel systems (liquified natural gas and diesel storage and distribution);
●	66 kV to 13.8 kV electrical substation;

●	Site electrical distribution and lighting;
●	Fiber optic network;
●	Firewater pumping station and distribution piping system;
●	Potable water well, treatment plant and distribution system;
●	Sewage treatment system.

Bonanza Ledge

●	Second phase of the WRSF and associated surface water management infrastructure.

QR Mill

●	Upgrades to the QR Mill to process high-grade flotation concentrate from the concentrator at the MSC;
●	Information technology and telecom upgrade to support remote process monitoring;
●	Potable water treatment plant and distribution system;
●	Sewage treatment system.

Offsite Infrastructure

●	66 kV power line connecting BC Hydro’s Barlow substation to the MSC 66 kV/13.8 kV substation;
●	Increase the number of rooms for worker accommodations;
●	Final expansion of the Integrated Remote Operational Centre in Quesnel.

Environmental and Permitting

Regulatory Context and Environmental Studies

An Environmental Assessment (“EA”) for the Cariboo Gold Project was initiated with the submission and acceptance of an Initial Project Description in 2020, as per the BCEAA, at a production rate of 4,750 tpd. Submission of the revised application occurred in October 2022, and acceptance to the Effects Assessment Phase was issued by the Environmental Assessment Office of British Columbia on November 30, 2022. Issuance of an Environmental Assessment Certificate (“EAC”) is expected after the successful review of the application.

As part of the EA Application for the Cariboo Gold Project, site-specific environmental baseline modelling and existing conditions characterization has been ongoing since 2016, with updates made to various reports following comments from the Technical Advisory Committee, the Participating Indigenous nations and the Community Advisory Committee. ODV has prepared a preliminary list of key provincial and federal authorizations, licenses, and permits that may be required for the Cariboo Gold Project, following the EA process. The QR Mill and Bonanza Ledge, constituent parts of the Cariboo Gold Project, are authorized under separate Mines Act and Environmental Management Act permits, and each have their own associated reclamation bonding and liability estimates. Extensive baseline data collection and monitoring occurred as part of permit amendment applications for these sites, and monitoring data continues to be collected in support of site-specific environmental management and permit requirements.

Environmental baseline studies and modelling for the Cariboo Gold Project have been undertaken in the following areas: air quality, terrain and soils, vegetation, wildlife and wildlife habitat, climate and physiography, fisheries and aquatic resources, surface water, and groundwater. In addition, ODV has established environmental monitoring plans for a suite of valued components to respond to regulatory requirements and best management practices for the Cariboo Gold Project.

Considerations of Social and Community Impacts

Since 2016, ODV has been undertaking meaningful and transparent engagement with Indigenous nations, the public, local community members, provincial and local government agencies and other stakeholders, and this engagement is ongoing. Positive relationships have been developed and maintained with three participating indigenous nations, Lhtako Dené Nation, Xatśūll First Nation, Williams Lake First Nation, and ODV intends to maintain these relationships through all phases of the Cariboo Gold Project.

Mine Reclamation and Closure Plan

ODV has prepared various RCP for the Cariboo Gold Project to detail how the sites will be reclaimed to a safe, stable, and non-polluting condition. An updated RCP was provided as an appendix to the EA for the Cariboo Gold Project. RCPs will continue to be updated as mine plans evolve, regulatory guidelines change, and in accordance with permit requirements. The Cariboo Gold Project footprint at each site has been divided into Master Areas to reflect disturbance type and proposed end land use. Detailed closure and reclamation prescriptions will be provided for each Master Area.

Permitting and Required Approvals

As outlined above, the Cariboo Gold Project is currently undergoing an EA under the BCEAA given that it will have a production capacity of > 75,000 tonnes per year of mineral ore. However, the Cariboo Gold Project is not subject to federal review under the Impact Assessment Act as it does not exceed the relevant threshold specified in the Schedule of Physical Activities specified in the federal Physical Activities Regulations (SOR/2019-285. S. 18(c)).

The Cariboo Gold Project will require several permits, approvals and authorizations from provincial, federal and municipal agencies as summarized below.

BC Environmental Assessment Regulations

The Cariboo Gold Project, proposed at a production rate of 4,750 tpd, is currently undergoing review as per the BCEAA (2018). Submission of the revised application was completed in October 2022 initiating the assessment phase, with an expected issuance of an EAC in early 2023.

Federal Permits, Approvals, Licenses and Authorizations

Below is a list of federal permits, approvals and authorizations that could potentially be applicable to the Cariboo Gold Project.

●	Fisheries Act Authorization
●	Migratory Birds Convention Act Authorization
●	Navigation Protection Program Notification and/or Approval
●	Species at Risk Act Authorization
●	Explosive Licenses and Permits
●	Transportation of Dangerous Goods Regulation

Provincial Permits, Approvals and Licenses

Below is a list of provincial permits, approvals and licenses that could potentially be applicable to the Cariboo Gold Project.

●	Mines Act Permit
●	Effluent Discharge Permit
●	Emissions Discharge Permit
●	Refuse Permit and Waste Storage Approval
●	Heritage Conservation Act Permit
●	Heritage Conservation Act Concurrence Letters
●	License of Occupation
●	Statutory Right of Way
●	Wildlife Act Permit
●	Sewer System Regulation Approval
●	Construction Permit for a Potable Water Well
●	Water System Construction Permit
●	Drinking Water System Operations Permit
●	Short term Use of Water Permit (Water Sustainability Act, Section 10)
●	Change of Approval (for changes in and about a stream) (Water Sustainability Act, Section 11)
●	Water License (Diversion, storage, and use of water) (Water Sustainability Act, Sections 7 and 9)
●	Licenses to Cut and Special Use Permit
●	Industrial Access Permit
●	Permit for regulated activities
●	Explosives Magazine Storage and Use Permit

In addition, the Cariboo Gold Project is located in the jurisdiction of Cariboo Regional District and District of Wells. Both jurisdictions have passed certain by-laws that may pertain to the Cariboo Gold Project activities / operations and property ownership or business operations.

Capital and Operating Costs Estimates

Capital Costs

The total initial capital cost for the Cariboo Gold Project is estimated to be $137.3 million and the total expansion capital cost is estimated to be $451.1 million. The overall capital cost estimate developed in the Cariboo Technical Report generally meets the American Association of Cost Engineers Class 3 requirements and has an accuracy range of between -10% and +15%. The capital cost estimate was compiled using mix of quotations and budgetary quotations, database costs, and database factors. Items such as sales taxes, land acquisition, permitting, licensing, feasibility studies, and financing costs are not included in the cost estimate.

Costs are expressed in Q4 2022 Canadian dollars with an exchange rate of CAD 1.00 for USD 0.77 with no allowances for escalation, currency fluctuation or interest during construction.

The cumulative life of mine CAPEX, including initial capital, expansion capital, sustaining capital, is estimated to be $1,055 million. The Cariboo Gold Project’s site reclamation and closure costs are estimated at $17.3 million and its salvage value is expected to be $56.2 million.

Table 6: Project Capital Costs Summary

		Initial Capital	Expansion	Sustaining
		Cost	Capital Cost	Capital Cost	Total Cost
WBS	Cost Area	($ million)	($ million)	($ million)	($ million)
000	Surface Mobile Equipment	—	0.1	9.3	9.4
200	Underground Mine	53.8	110.8	313.3	478.0
300	Water and Waste Management	6.5	12.9	37.3	56.7
400	Electrical and Communication	10.2	31.8	62.9	104.9
500	Surface Infrastructure	1.8	33.0	2.7	37.5
600	Process Plant - Wells	5.2	114.5	4.4	124.1
600	Process Plant – QR Mill	17.5	25.7	—	43.2
700	Construction Indirect Costs	10.6	55.6	1.1	67.3
800	General Services	8.7	30.0	27.0	65.7
900	Pre-production	12.7	—	—	12.7
999	Contingency	10.3	36.7	8.5	55.6
	Total	137.3	451.1	466.6	1,055.0
	Site Reclamation and Closure	—	—	17.3	17.3
	Salvage Value	—	—	(56.2)	(56.2)
	Total – Forecast to Spend	137.3	451.1	427.8	1,016.2

All capital costs for the Cariboo Gold Project have been distributed against the development schedule to support the economic cash flow model. Figure 1 presents the planned annual and cumulative LOM capital cost profile.

Figure 1: Annual and Cumulative Project Capital Costs

Operating Costs

The operating cost estimate was based on multiple sources, such as budget quotations, in-house data, and ODV’s projected salary chart. The OPEX estimate is based on a combination of experience, reference projects, quotes, and budgetary quotes and factors appropriate for an FS study. The target accuracy of the operating costs is ±10%. No cost escalation or contingency has been included within the operating cost estimate.

The operating cost estimate includes the costs to mine, transport, and process the ore to produce gold doré. It also includes costs for tailings management, water treatment, and G&A.

The average operating cost over the 12-year mine life is estimated to be $102.6 per tonne mined. Total LOM and unit operating cost estimates are summarized and shown on a percentage basis in Table 7. Mining costs are presented inclusive of costs related to backfilling, including paste backfilling. Processing costs are presented inclusive of the flotation circuit during Phase 2 of the Cariboo Gold Project, as well as the costs related to ore sorting for both phases of the Cariboo Gold Project.

Table 7: Total Operating Cost Breakdown

		Phase 1	Phase 2			Annual
		unit cost	unit cost	Average LOM	LOM	average cost	Average LOM	OPEX
Area	Cost Area Description	($/t mined)	($/t mined)	($/tonne mined)	($ million)	($ million)	($/oz)	(%)
000	Mineralized material transport	17.3	3.5	4.8	79.5	7.0	42.5	5%
200	Underground mining	77.6	51.1	53.6	894.9	78.4	478.7	52%
300	Water and waste management	18.4	6.1	7.2	120.7	10.6	64.6	7%
600	Processing - Mine Site Complex and QR	37.1	25.3	26.4	440.4	38.5	235.6	26%
800	General and administration	19.4	9.8	10.7	178.8	15.7	95.7	10%
	Total	169.8	95.8	102.6	1,714.4	150.2	917.0	100%

Note:

(1)	Water and waste management and G&A operating costs do not include a portion of the expenditures which have been capitalized. See Chapters 21.2.6 and 21.2.7 of the Cariboo Technical Report.

It is anticipated that 488 employees (staff and labour) will be required during the peak of operations during Phase 2. Table 8 provides a summary of the employees by phase.

Table 8: Summary of Maximum Personnel Per Phase

Area	Activity	Phase 1	Phase 2
	Mine administration	3	3
	Logistics	5	5
	Finance	3	3
	Information technology	2	3
General and administration	Human resources	2	2
	Health and safety	5	6
	Technical services	17	24
	Environmental department	6	9
	Site services	5	7
	Subtotal	48	62

Underground mine	Staff and supervision	9	12
	Operations	122	201
	Maintenance and services	57	97
	Subtotal	188	310

Process plant	Staff and supervision	11	16
	Operations	38	53
	Maintenance and services	20	38
	Subtotal	69	107

Water and waste management	Operations	9	9
	Subtotal	9	9

Total		314	488

Project Economics

The economic/financial assessment of the Cariboo Gold Project was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on Q4 2022 metal price projections in U.S. dollars, and CAPEX and OPEX in Canadian dollars. Inflation or cost escalation factors were not taken into account. The base case gold price is US$1,700/oz.

The economic analysis presented in this section contains forward-looking information with regards to the Mineral Resource Estimates, commodity prices, exchange rates, proposed mine production plan, projected recovery rates, operating costs, construction costs, and project schedule. The results of the economic analysis are subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those presented here.

The input parameters used and results of the financial analysis are presented in Table 9.

The pre-tax base case financial model resulted in an IRR of 24.4% and a NPV of $691M using a 5% discount rate. The pre-tax payback period after start of operations is 5.8 years. On an after-tax basis, the base case financial model resulted in an IRR of 20.7% and a NPV of $502M using a 5% discount rate. The after-tax payback period after start of operations is 5.9 years. The AISC including royalties over the LOM are US$968.1/oz.

Table 9: Financial Analysis Summary

Description	Unit	Value
Total Tonnes Mined	M tonne (Mt)	16.7
Average Diluted Gold Grade	g/t	3.78
Total Gold Contained	oz	2,031,153
Total Gold Payable	oz	1,868,856
Average Annual Gold Produced	Au oz per year	163,695
Total Initial Capital Cost	$M	137.3
Total Expansion Capital Cost	$M	451.1
Sustaining Capital	$M	466.6
Site Reclamation Cost	$M	17.3
Salvage Value	$M	56.2
Operating Costs	$/t mined	102.6
All-in Sustaining Costs	USD/oz	968.1
Total LOM NSR Revenue	$M	4,126
LOM Royalties	$M	206.3
Total LOM Pre-Tax Cash Flow	$M	1,191.7
Average Annual Pre-tax Cash Flow	$M	104.4
LOM Taxes	$M	290.6
Total LOM After-Tax Free Cash Flow	$M	901.1
Average Annual After-Tax Free Cash Flow	$M	78.9
Valuation Summary
Pre-Tax NPV (at 5% Discount Rate)	$M	691
Pre-Tax IRR	%	24.4
Pre-Tax Payback (after start of operations)	year	5.8
After-Tax NPV (at 5% Discount Rate)	$M	502
After-Tax IRR	%	20.7
After-Tax Payback (after start of operations)	year	5.9

Note:

(1)	Not including sunk costs ($2.5 million) and pre-permit expenses ($64.8 million) totalling $67.3 million.

A financial sensitivity analysis was conducted on the Cariboo Gold Project’s after tax NPV and IRR using the following variables: capital cost (pre-production and sustaining) operating costs, USD:CAD exchange rate, and the price of gold.

The graphical representations of the financial sensitivity analysis on NPV and IRR are depicted in Figure 2 and Figure 3. The sensitivity analysis reveals that the USD:CAD exchange rate and gold price have the most significant influence on both NPV and IRR compared to the other parameters, based on the range of values evaluated. After the USD:CAD exchange rates and gold price, NPV was most impacted by changes in operating costs and then, to a lesser extent, capital costs. It should be noted that the economic viability of the Cariboo Gold Project will not be significantly negatively impacted by variations in the capital cost, within the margins of error associated with the FS capital cost estimate.

After the USD:CAD exchange rates and gold price, the Cariboo Gold Project’s IRR was most impacted by variation in capital costs, and to a lesser extent by the operating costs.

Overall, the NPV and IRR of the Cariboo Gold Project are generally positive over most of the range of values used for the sensitivity analysis when analyzed individually.

Figure 2: After-Tax Sensitivity Analysis – Net Present Value (NPV)

Figure 3: After-Tax Sensitivity Analysis – Internal Rate of Return (IRR)

Cariboo Gold Project Schedule and Organization

ODV will assemble a team to manage the Cariboo Gold Project technical studies and the Cariboo Gold Project construction. All Cariboo Gold Project phases, including detailed engineering, procurement, pre-production, and construction activities will be under the direction of the Chief Operating Officer of ODV. Permitting and Cariboo Gold Project financing will be supported and performed by ODV’s Project Development Team and Financial teams, respectively.

During Phase 1, the construction activities were planned in close coordination with pre-production activities with the aim of respecting the existing lodging facilities in Wells and the existing camp at the QR Mill site. During Phase 2, given the substantially higher construction labour requirements at the MSC, the construction activities were planned to respect the new lodging capacity at Wells and the existing satellite facilities.

The preliminary on-site workforce requirement for construction, including infrastructure, concentrator, and development of the underground mine is expected to be 635 construction personnel to ramp up the Cariboo Gold Project to 4,900 tpd for 2027.

The implementation of Phase 2 will be undertaken in such a way as to turn over key process components of Phase 2 during Phase 1 progressively, so that the concurrent operation availability is not dramatically impacted. As an example, at the QR Mill site, the schedule to implement the new carbon in pulp (“CIP”) circuit will be undertaken ahead of time to enable the dismantlement of the existing CIP circuit of Phase 1 in the process building and allow for enough time for the construction of the elution circuit at that same location. Similarly during Phase 2, the ore sorters at Bonanza Ledge will be progressively dismantled and inserted in the services building at the MSC during ramp-up to minimize the downtime of operations at QR Mill and the downtime of commissioning and ramp-up at the MSC.

Based on the Cariboo Technical Report, pending the completion of all studies and receipt of the required permits, the development of Lowhee Zone is scheduled to begin in Q4 2023 while the concentrator and MSC infrastructure construction is scheduled to begin in Q3 2025 with full capacity production beginning in Q3 2027. For more updated information on the Corporation’s timelines for the advancement and development of the Cariboo Gold Project, please refer to the Corporation’s public records as may be updated from time to time and available on SEDAR+ (www.sedarplus.ca) under the Corporation’s issuer profile. Expected project key milestones and timing to complete such milestones are subject to change based on a number of factors facing the Corporation, as outlined under the section “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”.

The major Cariboo Gold Project activity milestones are presented in Table 10.

Table 10: Key Milestones

Activity	Date
Pre-Permit Activities
Detail engineering activities for Phase 1	Q1 2023
Start of bulk sample Lowhee Zone	Q1 2023
Start of engineering to support permitting	Q1 2023
End of bulk sample Lowhee Zone	Q4 2023
Water drawdown commencement at TMF – QR Mill Site	Q1 2023
New water treatment plant construction – QR Mill Site	Q2 2023
New water treatment plant operation – QR Mill Site	Q3 2023
Water management infrastructure – Bonanza Ledge Site	Q3 2023
New water treatment plant construction – Bonanza Ledge Site	Q3 2023
Sanitary upgrades at Ballarat Camp	Q3 2023
New water treatment plant operation– Bonanza Ledge Site	Q4 2023
Water drawdown Completion at TMF – QR Mill Site	Q2 2024
Phase 1
Cariboo Gold Project’s EAC application and reception of certificate	Q1/Q2 2023
Construction of waste rock storage facility at Bonanza Ledge	Q2 2023
Commitment to equipment packages	Q3 2023
Start of dismantling activities as part of Care and Maintenance for Lowhee extraction	Q4 2023
Start of underground development	Q4 2023
Waste rock storage facility ready for storage at Bonanza Ledge Site	Q1 2024
Start of major construction at QR Mill – Phase 1	Q4 2023
Start construction of ore sorting facility at Bonanza Ledge	Q2 2024
Commissioning of ore sorting facility at Bonanza Ledge	Q3 2024
Commissioning of QR Mill – Phase 1	Q3 2024
Ramp-up to 1,500 tpd	Q4 2024
Phase 1 commercial production achieved	Q4 2024
Phase 2
Transmission line license of occupation	Q3 2023
Expansion of Ballarat Camp	Q2 2025
Site preparation at MSC	Q2 2025
Start of transmission line clearing and construction	Q4 2025
BC Hydro grid tie-in	Q3 2026
Start of Major Construction at MSC	Q3 2025
Commissioning WTP at MSC	Q1 2026
Start of construction at QR Mill	Q3 2026
Commissioning of QR Mill new process components	Q3 2027
Commissioning process plant at the MSC	Q3 2027
Ramp up to 4,900 tpd	Q3 2027
Phase 2 commercial production achieved	Q4 2027

Interpretations and Conclusions

The Cariboo Technical Report was prepared to demonstrate the economic viability of developing the Cariboo Gold Project resources as an underground mine, and pre-concentrating the ore using an ore sorter circuit followed by flotation and transportation from the MSC to the QR Mill for further processing by gravity and leaching. The Cariboo Technical Report provides a summary of the results and findings from each major area of investigation. Standard industry practices, equipment, and processes were used. To date, the QPs are not aware of any unusual or significant risks or uncertainties that could materially affect the reliability or confidence in the Cariboo Gold Project based on the information available.

The results of the Cariboo Technical Report indicate that the proposed Cariboo Gold Project has technical and financial merit using the base case assumptions. The QPs consider the FS results sufficiently reliable and recommend that the Cariboo Gold Project be advanced to the next stage of development through the initiation of Phase 1 detailed engineering.

The following conclusions are based on the QPs detailed review of all pertinent information:

●	The results demonstrate the geological and grade continuities for all eight gold deposits in the Cow-Island-Barkerville Mountain Corridor.
●	In a potential underground scenario, the Cariboo Gold Project contains an estimated Measured Resource of 8,000 ounces of gold, and Indicated Resource of 3,463,000 ounces, and an Inferred Resource of 1,621,000 ounces.
●	The resource estimates for the Mosquito, Shaft, Valley, Cow, and Lowhee deposits were updated using the 2021 drill results. Additional diamond drilling on multiple zones would likely increase the Inferred Resources and upgrade some of the Inferred Resources to Indicated Resources.
●	The selected flowsheet for processing material from the deposits includes mineral sorting, grinding, flotation and leaching. The process at the Mine Site Complex produces a pre-concentrate consisting of mineral sorting concentrate in Phase I and in Phase II mineral sorting and flotation concentrate both Phases concentrates are transported to the QR Mill for further milling and leaching. Based on the testwork results and the proposed mining plan at the time, the overall projected Au recovery is 92.0%.
●	The Cariboo Gold Project mine layout demonstrates a development intensive stope access requirement and therefore has a high development meter per tonne of mineralized material ratio. These factors may pose a challenge to successful implementation of the mine plan given the restrictive geotechnical parameters and intrinsically lower productivities of the mining method. However, through diligent planning and adherence to proper work procedures, sufficient active headings and stoping areas should meet daily production requirements.
●	The use of innovative technologies and techniques may improve productivity: Such as roadheaders, and the use of autonomous equipment.
●	The environmental baseline work completed to date is sufficient to support a FS. Further work is underway, as required, to support the Environmental Assessment process and permit applications for the Cariboo Gold Project.
●	The information and assumptions used in the design of the Mine Site Complex, Bonanza Ledge, and QR Mill infrastructure are sufficient to support a feasibility study. Further work is underway and recommended to support subsequent design phases.
●	The total capital costs (initial, expansion and sustaining) for the Cariboo Gold Project were estimated at $1,055.0 million, and the average operating costs over the 12-year mine life is estimated to be $102.6/tonne mined. The AISC including royalties over the LOM are US$968.1/oz.

●	The financial analysis performed as part of the Cariboo Technical Report using the base case assumptions results in an after-tax NPV 5% of $502.4 million and an internal rate of return of 20.7% (base case exchange rate of 0.77 CAD for 1.00 USD). The cumulative cash flow for the Cariboo Gold Project (after-tax) is $901.1 million and the payback period after start of operations is 5.9 years over the planned mine life of 12 years.

The QPs consider the FS to be reliable, thorough, based on quality data, reasonable hypotheses, and parameters compliant with NI 43-101 requirements and CIM Definition Standards.

Risks and Opportunities

An analysis of the results of the investigations has identified a series of risks and opportunities associated with each of the technical aspects considered for the development of the Cariboo Gold Project.

Potential Risks

The most significant potential risks associated with the Cariboo Gold Project are:

●	The planned daily mining production rate may be difficult to achieve due to geological continuity issues, geotechnical issues, possible interaction of equipment, automation constraints, and other potential slowdowns resulting in a longer mining cycle time;
●	Greater water inflow than anticipated leading to an increase in water pumping and treatment capital and operational costs;
●	There is currently limited contingency storage if the water treatment system at the QR site is unable to operate or meet discharge criteria. A mitigation approach could include consideration of additional contingency storage locations and maintaining pumping system redundancy;
●	Tailings and paste management: Different distribution between ore sorting and flotation will make it harder to manage different streams. (Mitigation: old workings to help);
●	The inability to locate an appropriate borrow source for aggregate material near the Mine Site would increase the cost and environmental impact of the Cariboo Gold Project due to transporting the material over a greater distance;
●	Discovery of an unidentified contaminant that cannot be treated by the chosen mine water treatment systems (complexity of contaminants) may lead to increased water treatment costs;
●	The inability, for technical or permitting reasons, to use the old underground galleries at BL as a flood management reservoir may lead to the need for an additional basin at surface, resulting in higher capital costs and possible project delays.

Several of the previous noted risks are common to most mining projects, many of which may be mitigated, at least to some degree, with adequate engineering, planning, and pro-active management.

Key Opportunities

There are several opportunities that could improve the economics, timing, and/or permitting potential of the Cariboo Gold Project. The key opportunities that have been identified at this time are as follows:

●	Additional exploration surface definition diamond drilling could identify new resource areas and upgrade Inferred resources to the Indicated category;
●	The opportunity exists to examine alternative mining methods that could be considered in certain areas of the mine. In veins of sufficient width and continuity, the application of transverse longhole stoping could be considered which may allow for improved mine operations, lower capital and/or operating costs.

●	Additional geotechnical data will be collected during the Lowhee bulk sample and the underground development of Phase 1, including geotechnical mapping and underground geotechnical core drilling. This information could result in design modifications with lower operating or capital costs.
●	A geometallurgical system should be implemented that would gather and analyse data collected during definition drilling and mapping to collect geotechnical, rock mass, and mineralogical properties. This should allow for the optimization of the mine sequence and cost structure to maximize the economics of each individual stope within the life of mine;
●	There is a capital cost reduction opportunity to possibly mix non-potentially acid generating waste rock material with borrow pit aggregate for the construction of some of the civil and water management infrastructure at the MSC;
●	Refinement of water quality model and additional hydrogeological investigations during Phase 1 of the mine operations may allow for MSC water treatment plant design improvements potentially leading to lower capital and/or operating costs.

Recommendations

Based on the results of the 2022 FS, the QPs recommend that the Cariboo Gold Project move to an advanced phase of development which would involve detail engineering and that project execution activities commence at ODV’s discretion.

Specifically, the QPs recommend continuing ODV’s exploration program, completing the bulk sample, and various pre-permitting activities (see below for details).

It is recommended that the drilling (infill and exploration), geological mapping, and grab sampling test the extensions of known high-grade vein corridors and identify new targets.

The recommended work program is detailed below:

1.	Exploration Work:

Based on the results of the 2022 FS MRE, it is recommended that the Cariboo Gold Project deposit be advanced to the next phase. Additional exploration and delineation drilling, as well as further geological and structural interpretation are recommended to determine the extents of the gold mineralization. The recommended geology work program is detailed below. Infill drilling in high-grade vein corridors (greater than 6.0 g/t Au) is recommended to convert resources currently categorized as Inferred to the Indicated category. A budget of 130,000 m of drilling is recommended for this program.

2.	Complete the bulk sample:

Underground bulk sampling program to test geological and grade continuities, metallurgical and geotechnical parameters.

3.	Pre-permitting work:

A budget for the proposed program was proposed to serve as a guideline for the Cariboo Gold Project. The budget is presented in Table 11 and amounts to a total budget of $114.8 million. The QPs believe the recommended work program and proposed expenditures are appropriate and well thought out, and that the proposed budget reasonably reflects the contemplated activities.

Additional recommendations and further details on those can be found in Chapter 26 of the Cariboo Technical Report.

Table 11: Work Program Budget

Work Program	Cost Estimate ($ million)
Infill and exploration drilling (130,000 m)	30.0
Surface mapping and sampling	0.5
Bulk Sample	15.0
Pre-Permitting Work	57.2
000-Mobile equipment	4.3
200-Underground mine	3.1
300-Water and waste management	21.9
400-Electrical and communication	7.4
500-Surface infrastructure	0.4
600-Processing – Mine Site Complex	3.4
600-Processing – QR Mill	4.7
700-Construction indirect costs	12.0
Sub-Total	102.7
Contingency	12.1
Total	114.8

SCHEDULE “D”

TECHNICAL INFORMATION – TINTIC PROJECT

Scientific and technical information relating to the Tintic Project located in Utah provided in this AIF is supported by and qualified in its entirety by the full text of the most recent technical report on the Tintic Project filed in accordance with NI 43-101, titled “NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America” dated March 14, 2024, with an effective date of April 25, 2024, being the Tintic Technical Report, which was prepared, reviewed, and approved by William J. Lewis, P. Geo, Ing. Alan J. San Martin, MAusIMM (CP) and Richard Gowans, P. Eng. Mr. Lewis, Mr. San Martin and Mr. Gowans are employees of Micon International Limited (Micon) and are considered to be “independent” of ODV for purposes of Section 1.5 of NI 43-101. Reference should be made to the full text of the technical report, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Corporation’s issuer profile. The Tintic Technical Report is subject to certain assumptions, qualifications and procedures described therein. In particular, “inferred” mineral resources have a greater amount of uncertainty as to their existence, economic and legal feasibility. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Scientific or technical information in respect of the Tintic Project contained in this AIF, including any updates to the scientific or technical information derived from the Tintic Technical Report and any other and any other scientific or technical information in respect of the Tintic Technical Report contained in this AIF, was prepared by or under the supervision of Maggie Layman, Vice President Exploration of the Corporation, who is a “qualified person” for purposes of NI 43-101.

Property Description and Ownership

The Tintic Project is located in western Utah County, approximately 64 km south of Provo, Utah and 95 km south of Salt Lake City. The property on which the Trixie test mine or Trixie deposit is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The township of Eureka is located approximately 6.4 km northwest of the Trixie test mine.

The coordinates of the center of the Tintic Project are 407,700mE and 4,423,400mN, referenced in NAD83, Northern UTM Zone 12. The Tintic Project area is located on Eureka Quadrangle, U.S. Topographic Map 1:24,000 scale, 7.5 Minute Series.

The nearest rail siding, in use, is located at Tintic Junction, approximately 10 km west of the Tintic Project.

Tintic Project Property Outline within the East Tintic District

The area of the Tintic Project owned or controlled by ODV comprises 1,370 claims totalling 7,601.32 ha (18,783.246 acres) of patented mining claims and a further 110 mining claims of approximately 731.41 ha (1807.346 acres). ODV owns a small and varying percentage, interest or royalty in a number of other claims outside the main claim package.

ODV verified the status of the mineral title to certain patented mining claims by engaging UT Legal Counsel to conduct a review of ODV’s chain of title for the select patented mining claims within the land package covering approximately 243 ha (600 acres) surrounding the Trixie and Burgin mines. UT Legal Counsel conducted their title review by examining the United States Bureau of Land Management records, including the patents issued by the United States, mineral survey and master title plans, and the official records of the UT County Recorder’s Office, including the abstract (tract), mining claims, and grantor/grantee indices, among miscellaneous other records. This consolidated land position has been acquired over a hundred years of prior consolidation in the District. ODV also engaged with Wolcott LLC, an independent consultant to conduct field checks and generate a geospatial database for the mineral claims.

On May 30, 2022, ODV announced the Tintic Acquisition from IG Tintic LLC and CCMC for total consideration at closing of approximately US$177 million in cash and shares of ODV and:

1.	US$12.5 million in deferred payments;
2.	two 1% NSR royalty, with a 50% buyback right in favour of ODV exercisable within five years; and

3.	other contingent payments, rights and obligations. The state of Utah is entitled to a 0.78% mining severance tax. A map showing surface ownership for the Tintic Project is presented below:

Tintic Project Surface Ownership

Encumbrances and Other Significant Factors or Risks

Encumbrances

Permitting of the Trixie test mine is well advanced, with many project components already permitted and bonded by the UT DOGM. These include the Trixie shaft and surface facilities. Full development of the Trixie test mine will require a number of additional Agency approvals, none of which is anticipated to be problematic to obtain. Pursuant to the Stream Agreement between TCM and Osisko Bermuda dated August 12, 2022, Osisko Bermuda has a first ranking security interest over all of the present and future assets of TCM.

Other Significant Factors and Risks

On closing of the Tintic Acquisition, ODV entered into a Framework Agreement with Emerald Hollow, the entity which retained ownership of the water rights and the majority of the surface rights over the Tintic Project, executed at closing and dated effective May

27, 2022 (the “Framework Agreement”). Under the Framework Agreement, ODV has the right to conduct exploration activities and has agreed easements to use the surface rights owned by Emerald Hollow. ODV also has the right to purchase surface rights from Emerald Hollow at market rates if it has reasonably determined that actual use and occupation of such lands for facilities for more than 18 months are necessary for economic exploitation of proven or probable reserves or measured, indicated, or inferred resources.

ODV has also retained a right of first offer in the event that Emerald Hollow desires to sell, assign, or otherwise transfer to a third party all or a portion of its interest in the surface rights it owns, as well as a first priority right to purchase from Emerald Hollow, at a price based on prevailing market rates, a maximum annual water flow rate of 2.45 cubic feet per second (cfs) and a maximum annual volume of 1,776.64 acre-feet of water from Emerald Hollow for its mining activities.

Permitting and Environmental Liabilities

Environment

TCM maintains adequate financial surety of US$1,473,167 with the UT DOGM. This financial surety was last updated in August 2021 with the addition of a pilot process operation.

TCM maintains all necessary environmental permits to operate within the Tintic operations area, including the current large mine permit update. As part of this update, environmental resources within the Tintic Project were reviewed. As of the date of the Tintic Technical Report, all water rights and other water sources have been secured and agreed upon. Furthermore, the U.S. Fish and Wildlife Service has deemed that this area does not contain areas of critical wildlife concern.

Permits and Environmental Liabilities

TCM is working under the Notice of Intent Large Mine Operations (“LMO”) plan permit approved by the UT DOGM in 2017, with an update submitted in October 2023, and tentatively approved on November 10, 2023. The Utah DOGM has indicated it will issue final approval of the revised LMO upon fulfillment of certain changes to submitted plans and bond calculations, which TCM is addressing. TCM has exploration permits in place (i.e., surety bonding) to support surface diamond drilling and the excavation of the decline at the Trxie test mine. Once approved, the exploration for the decline will fall within the LMO permit.

Under agreement with the UT DOGM and the UT Department of Water Quality (“DWQ”), TCM is permitted to operate a pilot processing facility and a tails holding pad. TCM does not discharge any water or effluents from current operations. On December 12, 2023, the DWQ issued a Ground Water Discharge and Construction Permit, which permits conversion of the pilot-scale facilities into an expanded, full-scale operation, including a Heap Leach Facility and associated Solution Collection Pond, with a leak collection and removal system. TCM does not discharge any water or effluents from current operations and does not anticipate discharging from expanded operations. Groundwater at the site is more than 1,000 feet below surface, and there are no perennial water bodies (seeps, springs, ponds, etc.) within a one-mile radius.

Accessibility, Climate and Infrastructure

The closest major airport to the Tintic Project is in Salt Lake City, UT, located to the north-northwest of the city of Provo, UT via Interstate 15. Access to the Tintic Project from Provo, is via Interstate 15, a distance of 36 km south to exit 248 to US 6, then west on US 6, 27 km to Silver Pass Road, and then south 3.2 km to the Burgin project office site. The Trixie test mine is located 2.6 km southwest of the Burgin office on the paved Silver Pass Access Road. Provo and other smaller towns, including Payson, Santaquin and Eureka are also adjacent to the Tintic Project.

The towns of Goshen, Santaquin, Payson and Provo are the main sources for supplies and services. Tintic Project personnel and contractors also live in these areas.

The Tintic Project has sufficient power and water to support a mining operation.

Topographic relief in the East Tintic District ranges from 1,494 m in the Goshen Valley east of the District to 1,996 m at nearby Mineral Hill. The elevation at Trixie is at an elevation of 1,852 m.

The Tintic Mountains host the scanty vegetation typical of an arid region. Different species of cactus, forbs and shrubs grow on exposed rocky points. The more common trees of the higher slopes are pinyon pine, juniper and mountain mahogany. At lower elevations, maple thickets occur in the dry ravines, especially on the eastern slopes, while aspens are found in sheltered spots, more commonly those of northern exposure. In the valleys, sagebrush, rabbitbrush, Brigham’s tea and cheat grass constitute almost the sole vegetation. Range improvement projects in the area have had some effect on improving grazing.

The climate of the East Tintic District is semi-arid. The U.S. Climate data website noted that the mean monthly low temperatures at the nearby town of Elberta range from -10° Celsius (C) (15° Fahrenheit (F)) in January to 15°C (58°F) in July. The mean monthly high temperatures range from 2°C (37°F) in January to 33°C (93°F) in July. The Tintic Project has year-round access and operating season.

The development of an underground ramp commenced in July, 2022 and was completed to the 625 level at Trixie during Q3 2023, with the breakthrough occurring at the end of September. ODV anticipates that the decline ramp will improve underground access for exploration and may potentially support an increase in productivity and mining rates in the future.

The Tintic Project’s main office, laboratory, workshops and onsite processing facilities are located at the Burgin site, immediately off Highway 6 and northeast of the Trixie test mine. The Burgin mine is a past-producing underground operation that was last mined in 1976. All references to Burgin are with respect to the main office and surface facilities located at this site, not the Trixie test mine or deposit unless otherwise specified.

A mill facility previously operational in 2002 is located at the Burgin site. In October, 2021, a pilot vat leaching circuit was established within the old Burgin mill facility for the recovery of gold and silver from of the mineralized material from the Trixie test mine. ODV’s recent operations also included trucking mineralized material to an offsite facility for vat and heap leaching. This activity occurred from late 2020 up to May, 2022.

In 2022, a pilot dry stack tailings facility was constructed on site adjacent to the mill facility. The facility was designed and installed with a double liner for future re-permitting/repurpose as a heap leach facility. The groundwater discharge permit for this facility to function as a heap leach was issued in December 2023, one additional required permit is in review.

Test milling designs in the Burgin mill building have been considered through 2023, to further demonstrate the leach recovery results from the pilot vat leach facility in operation through late 2022. There is a tailings facility north of the processing facilities which is intended to support tailings storage for a potential future Burgin Test Mill. Both pilot milling facilities and pilot heap leach facilities have been considered to further demonstrate the leach recovery results observed in the pilot vat leach facility in operation through late 2023. There is a separate dry stack facility designed and in permit review to the north of the processing facilities which is intended to handle finely comminuted tailings such as those from a milling process. Current efforts are primarily focused on developing the heap leach plan, including the above-mentioned re-permitting, and engineering of peripheral components of the heap leach facility.

The onsite laboratory at the Burgin site provides FA analysis for gold and silver for all underground grade control sampling from the Trixie test mine. AAS and bottle roll analysis to complement onsite VAT leaching and processing has also been established. Using an onsite laboratory to assay samples generated on site is common practice in the mining industry. Onsite laboratories usually participate in round robin exercises with government or independent laboratories as part of their Quality Assurance and Quality Control programs. In addition, onsite laboratories, such as the Burgin site usually send out check samples and engage laboratory auditing consultants to independently review their procedures.

The mineral property is sufficiently large that construction of further infrastructure at the Tintic Project will not be hindered by lack of space.

History

All “reserves” and “resources” estimates provided in this section are historical in nature and should not be relied upon. The QP has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and ODV is not treating the historical estimate as current mineral reserves. For the purposes of this section, the term “ore” is being used in a historical context.

Tintic District – Early Mining History (1869 to 2002)

Economic mineralization in the Tintic District was first discovered in 1869 and, within a few years, most of the major outcropping ore bodies were being mined and many of the historic mining towns, including Diamond, Silver City, Mammoth, Eureka, Dividend and Knightsville had been established. By 1899, the Tintic District had become one of the richest mining districts in the United States. Active mining in the district continued through the 20th and the beginning of the 21st century.

East Tintic District

Even though many claims in what is now identified as the East Tintic District had been staked before the turn of the 20th century, the only known occurrence of surface mineralization was in a small outcrop near the present Eureka Lilly shaft. All future discoveries of the blind ore bodies in the East Tintic District have been based on surface alteration and underground geological interpretation.

E.J. Raddatz became interested in the East Tintic District around 1906 and acquired a major holding in what is now the Tintic Standard area. Raddatz reasoned that, even though the surface rocks were inhospitable, there was a chance of discovery in the Ophir limestone at depth. It took a considerable amount of time, two shafts and thousands of feet (ft) of drift and winze workings but, in 1916, the Tintic Standard deposit was discovered and went on to become one of the major lead-silver mines in the world.

Mining geologists, attracted by the discovery of the Tintic Standard deposit, began to study the district. Based on these studies, a long drive on the 700 level of the Tintic Standard mine was commissioned. This exploration work intersected the mineral deposit that became the North Lily mine. Similar strategies led to the discovery of the Eureka Standard mine.

During World War II, the United States recognized that, in the event of a long war, new sources of raw material would be essential. As a result, the USGS undertook an exploration program seeking blind ore bodies in the East Tintic District. One of the blind targets identified by the USGS was the CCMC oxide area, a prominent outcrop of oxidized and pyritized volcanics which overlies the Burgin deposit. However, no major discovery was made from either the sinking of the 22.6 m (75 ft) deep CCMC shaft or the drift from the Apex Standard mine. It was later surface drilling that made the discovery of the Burgin ore body.

District production slowly increased through discovery of new mines and peaked between 1921 and 1930. From that peak, production decreased to a low between 1961 and 1970. Production from the Burgin mine led to a second peak of between 1971 and 1976.

Trixie – Exploration Underground Development and Mining (1927 to 1995)

Trixie Early Exploration (Pre-1957)

Following the discovery of the Tintic Standard deposit in 1917, the North Lily deposit in 1927 and the Eureka Standard deposit in 1928, interest was sparked over a poorly exposed structure overlying the current location of the Trixie test mine.

Intense hydrothermal alteration of volcanic rocks exposed at surface at the Trixie site attracted the attention of the U.S. Bureau of Mines, which, in 1946-1947 conducted a number of studies in the Trixie area.

During 1954-1955 the USGS conducted sampling and mapping of the area immediately north of the current Trixie shaft location. This was followed up by the drilling that confirmed the presence of the Trixie fault and the validity of the surface anomalies when low-grade lead-zinc ore was intersected in the Trixie fault zone. After the conclusion of the USGS research program in 1956, Bear Creek Mining completed additional holes in the target area and several of these holes intersected strong lead-zinc replacement mineralization in the underlying limestone. Despite the apparent presence of ore-grade mineralization at depth, the disappointing core recoveries resulted in surface exploration work being terminated in 1957. Subsequently, the decision was made to conduct future exploration from underground.

Trixie - Shaft Sinking and Underground Development and Mining (1968 to 1992)

The sinking of the Trixie shaft was initiated in 1968 and had reached the 750 ft level by 1969. Although the initial target of exploration at the Trixie historic mine was lead-zinc replacement mineralization in the hanging wall of the Trixie Fault, a gold-bearing structure was encountered during shaft sinking. This northerly-trending and steeply west-dipping structural zone became the primary source of ore, which was concentrated along three gold-silver mineralized shoots referred to as the 756 ore shoot, the 75-85 ore shoot, and the survey zone.

The original carbonate replacement deposit (CRD) that was discovered at the Trixie historic mine in 1969 is located on the north end of the deposit within the downthrown carbonate sequence north of the Trixie fault. While limited in scale, the replacement mineralization consists of massive sulphide minerals and jasperoid between the 750 ft level and 900 ft level.

The 756 ore shoot represents the most productive of the three historically mined ore zones. This ore shoot plunges to the north, towards the Trixie and Eureka Standard faults and was mined continuously from approximately 75 ft above the 625 level to below the deepest 1350 level development. Based on limited historic drilling it remains open at depth.

In 1976, as mining and exploration continued within the 756 ore shoot, the 75-85 ore shoot was discovered approximately 1,600 ft (488 m) south of the Trixie shaft. The 75-85 ore shoot was mined from approximately 50 ft (15 m) above the 625 level down to the 1200 level.

In early 1980, Bear Creek Mining discovered the survey zone while exploring for the Sioux-Ajax fault by drifting south on the 1050 ft level of the Trixie historic mine. The survey vein segment was explored and extensively developed by Kennecott on the 750, 900, 1050 and 1200 levels during the pre-1995 silica flux mining periods. The southern end of the Survey Vein is extended for a distance of 3,400 ft south of the main shaft along the 1050 level and it remains open to the south and at depth.

In 1980, Sunshine Mining Corporation leased the Burgin unit from CCMC and by 1983 had also begun work at Trixie where it re-started mining operations and undertook additional underground development and diamond drilling. Much of the underground development and drilling from this time appears to have been focused on the 900, 1050, 1200 and 1350 levels. Perhaps the most notable exploration efforts at Trixie during this time were the southerly extensions of the 900, 1050 and 1200 ft level drifts, following the discovery of the survey zone and the northeastward extension from the 1350 ft level to connect with the 1100 ft level of the Eureka Standard mine. This connection provided the underground access needed to evaluate the Eureka Standard fault along-strike and down-dip from the original Eureka Standard mine workings. Sunshine operated the Trixie historic mine until terminating their lease with CCMC at the end of 1992.

Trixie Exploration and Production (2000 to 2002)

Between 2000 and 2002, CCMC (through its affiliate Tintic Utah Metals LLC) undertook an aggressive surface and underground drilling program at Trixie resulting in the discovery of a small-tonnage gold-silver resource associated with the earlier mined 75-85 mineralized zone. The 625 ft level was developed within the mine in 2001, but mining was suspended due to the decrease in the price of gold below $300/oz and CCMC’s financial and reported management problems.

Trixie Exploration and Production (2019 to 2021)

TCM – Trixie, Modern Target Generation (2019 to 2020)

TCM acquired the historical Trixie mine at the beginning of 2019, and initially focused its assessment on the base-metal resource opportunity at the Burgin mine. However, high-grade gold opportunities that had potential for near-term production and revenue at Trixie quickly became the focus of the company. Since most of the historic mining was focused on the steep west-dipping structural corridor with very little development or exploration into either the footwall or hanging wall, there was high potential to define additional mineralized structures in close proximity to the existing underground infrastructure.

In August, 2019, TCM made the decision to commence rehabilitation of the historic mine and shaft, with the intention of beginning underground drilling and exploration of documented targets on the historic 625 ft and 750 ft development levels.

By December, 2019, TCM had compiled the historic Trixie datasets into a new 3D model of the deposit and identified a significant new target in the immediate footwall to the 610 stope. This new target, initially termed the North Survey Vein, was developed from reconsidering assays within historic surface RC holes which could not have originated from any of the historically mined areas. Further investigation of this target led to the discovery of the T2 and T4 structures.

The broad zones of mineralization encountered in the 2000-2001 surface RC drilling were originally interpreted to be caused by the smearing of mineralization within the holes. However, 2021 exploration work by TCM demonstrated that mineralization up to 60 ft in width is associated with the T4 stockwork. The broad zones of mineralization encountered in the 2000-2001 RC drilling were thus re-interpreted as intercepts of T2-T4 stockwork mineralization in the immediate footwall of the 75-85 structure.

TCM T2 Discovery (2020 to 2021)

Between February and June, 2020, refurbishment of the 625 level was completed and this allowed for the commencement of underground diamond drilling. A total of five diamond drill holes were completed between June and August, 2020.

Despite extremely difficult drilling conditions, visible mineralization within the footwall of the 610 stope was confirmed in three of the five holes. With the visual confirmation of the mineralization and structure, a decision was made by TCM management to commence development of an exploration drift eastward towards the target zone.

The decision to develop into the target zone proved fortuitous as only 13 m (44 ft) east of the historic 625 ft level development, TCM drifted directly into the T2 structure.

Abundant visible gold associated with the striking green colour of the mineralized zone aided the visual identification and test mining of the T2 structure. Initial test mining continued north and south on-strike of the steeply east dipping structure to determine potential strike lengths of the mineralized zone. At the same time, the original 609 exploration cross-cut was extended further eastward to test ground immediately east of the T2 structure for further mineralization. Together with additional diamond drilling and exploration cross-cuts a broad zone of mineralized stockwork veining up to 25 m (80 ft) in width was identified, and this is referred to as the T4 stockwork zone of mineralization.

TCM Underground Development and Mineral Processing (2020 to 2021)

In November, 2020, the first shipment of mineralized material was shipped to an offsite processing facility and the first gold was poured by TCM. Continual underground development and drilling through 2021 helped define T2 mineralization over a 120 m (400 ft) strike length and led to the recognition of the scale of the T4 stockwork mineralization. Design work for a surface portal and internal decline ramp to access the Trixie underground development was commenced shortly thereafter. A geological model for T2-T4 mineralization identified the potential significance of the overlying Ophir Shale as a cap above the Tintic Quartzite host rock in influencing the T2-T4 mineralized zone. In the fall of 2021, the Burgin processing facility was equipped with an onsite vat leaching process. On May 30, 2022, ODV announced the completion of its acquisition of TCM.

Geological Setting and Mineralization

Geological Setting

The Tintic Project is located within the historic Tintic mining district, a cluster of base and precious metal deposits covering more than 200 square kilometres (km2) (or approximately 80 square miles) within the East Tintic Mountains of north-central UT. The district is centred approximately 90 km (56 miles) south-southwest of Salt Lake City and 65 km (40 miles) south of the Bingham Canyon porphyry Cu-Au-Mo deposit. The East Tintic Mountains occupy a position within the Late Cretaceous Sevier fold and thrust belt approximately 30 km (20 miles) from the eastern limit of the Basin and Range extensional province, as defined by the surface expression of the Wasatch fault. District mineralization is associated with a post-Sevier compression and pre-Basin and Range extension period of magmatism spanning ca. 27-35 Ma (latest Eocene to Oligocene). Commonly divided into Main, East, North and Southwest subdistricts, the greater Tintic is collectively the second largest metal producing district in UT state, with Bingham first and Park City a close third. The core Tintic Project area covers more than 90% of known deposits within the East Tintic subdistrict. Additional coverage extends north, west, and south into the North, Main and Southwest districts, respectively.

District Geology

The geology of the Tintic district can be summarized as the record of four major phases of geologic evolution. These are 1) development of a Palaeozoic platformal sequence atop previously deformed Precambrian basement, 2) folding, faulting and uplift accommodating east-west shortening during Late Cretaceous Sevier Orogeny, 3) latest Eocene to Oligocene calc-alkaline magmatism associated with district mineralization, and 4) Miocene to recent Basin and Range extension.

Accommodation of east-west shortening during Late Cretaceous Sevier Orogeny resulted in the development of the district scale Tintic syncline-East Tintic anticline fold pair, and several associated district-scale generally west-vergent thrusts. The geometry of the sub-horizontal roughly north-south trending fold pair is responsible for the general basement architecture of the Tintic district, wherein the youngest (Mississippian) rocks of the Palaeozoic sequence are preserved along the trough of the Tintic syncline in the Main district and the Tintic Quartzite is present at its highest structural levels along the crest of the East Tintic anticline in the East district. High-angle structures developed in relation to the Sevier orogeny include a system of predominantly northeast trending faults, with strike-slip offset interpreted as accommodating differential displacement syn-compression, and a system of variably oriented normal faults developed in accommodation of late to post-orogenic gravitational collapse.

Extensive erosion following Sevier uplift resulted in the development of a rugged paleo-topography by the onset of district magmatism ca. 35 Ma. The latest Eocene to Oligocene magmatic record consists of a quartz latite flow and tuff dominant sequence of irregular thickness up to 1,500 m (5,000 ft) with cross cutting to coeval locally porphyritic monzonite to quartz monzonite intrusions of varying geometries. District mineralization, dated in the East Tintic at around 31 Ma, is contemporaneous and associated. In the East Tintic district, known fissure-vein and replacement deposits are nearly exclusively buried beneath the irregular volcanic cover. While the basal (pre-mineral) volcanic cover hosts no significant mineralization, it is commonly characterized by significant hydrothermal alteration. Several sub-km-scale lithocaps point to potential porphyry targets at depth, where more localized alteration along predominantly north to northeast-trending fissures with associated pebble dikes were used in successful targeting of many of the known historic deposits.

The Palaeozoic sequence and its irregular volcanic cover are disrupted by Basin and Range extensional faulting. Miocene-age volcanics likely mark the onset of extension in the district ca. 16-18 Ma. While any pre-existing fault structures are likely primed for some degree of Basin and Range extensional reactivation, the most significant normal offsets occur along roughly north-south trending structures, e.g., the district-scale Eureka Lilly fault. The variably north-south striking and west-dipping Eureka Lilly fault forms a major aquitard through the East Tintic district, dividing a fresh, cool-water-table in its hanging-wall to the west from a hot and saline water table in its footwall to the east. Post-lava offset on the Eureka Lilly fault is apparently variable along strike and may account for only one-half (1/2) to one-third (1/3) of the total offset across the structure, believed to have initiated during Late Sevier orogeny.

District Mineralization and Structure

The four subdistricts of the Tintic are in part distinguishable in terms of their known mineral occurrences, hosted within the deformed Palaeozoic sequence and, to a more limited extent, Oligocene monzonitic intrusions. The Main district is the most historically productive district by far, with characteristic carbonate-hosted lead-zinc-silver replacement deposits that form predominantly north to northeast-trending sub-horizontal zones rooted into subvertical chimney-like mineralized bodies rich in copper, gold and silver. Carbonate-replacement deposits with economic zinc ± lead ± silver are likewise present in the East district and the historically least-productive North district. The East district is unique in terms of the relative structural complexity of its deposits, and by the added presence of gold and silver-rich high-sulphidation fissure vein systems hosted within the brittle and unreactive Tintic Quartzite, such as at Trixie. The southwest district is characterised by a relative dominance of igneous rocks, containing fissure systems hosted within the Silver City stock and smaller associated monzonitic porphyry intrusions. The southwest district is also host to the southwest Tintic porphyry copper system, viewed as subeconomic, but with minor historical production from peripheral high-sulphidation, copper-silver-lead veins. Several key observations suggest the presence of additional and potentially economic porphyry centres within the district. These include indicator clay assemblages and elevated molybdenum and/or copper-lead ratios at the Big Hill, Silver Pass, and Government Canyon lithocaps, all contained within the Tintic Project claims area.

Geology, Structure and Mineralization at Trixie

Mineralization at the Trixie test mine is structurally controlled within a north-south-trending fissure-vein and breccia system developed within the brittle Tintic Quartzite. Gold and silver-rich mineralization within the so-called Trixie vein system is best classified as high-sulfidation epithermal (see discussion in Section 8). Current development and exploration at Trixie is focused within and in the footwall to the historically productive steep-to-the-west-dipping 75-85 structural corridor, primarily targeting the subvertical-to-the-east-dipping T2 fissure vein, and a network of smaller-scale likewise north-south-trending mineralized fissures in its hanging wall.

Sub-horizontal Palaeozoic strata exposed in underground workings at Trixie are believed to occupy a position within or proximal to the hinge zone of the East Tintic anticline, the nature of which may exert primary influence on the geometry, frequency, and distribution of grade controlling structures within the Trixie vein system. The stratigraphic contact between the Tintic Quartzite and overlying and impermeable lower shale member of the Ophir Formation appears to have a major controlling influence on the development and grade distribution of mineralization at Trixie. While controlling structures within the Trixie vein system do penetrate the younger overlying sequences, mineralization typically displays strong rheologic control and is restricted to the older and underlying brittlely fractured Tintic Quartzite host.

The main shaft of the historic Trixie mine was collared at approximately 1,852 m (6,075 ft) elevation into an outcropping window of Middle Cambrian Teutonic Limestone. The shaft passes through the full thickness of the Ophir Formation to reach the Tintic Quartzite at a depth of approximately 125 m (410 ft) below surface. Current development stems off the historical 625 level of the mine with lesser development off the 750 level. Deeper historical workings include the 900, 1050, 1200, and 1350 levels. The water table at Trixie currently sits below the lower limits of the Trixie main shaft, which extends another ~100 ft below the 1350 level, around 442 m below surface. The Late Eocene to Oligocene Packard Quartz Latite unconformably overlies the Palaeozoic sequence, highlighting a rugged palaeotopography and locally reaching thicknesses up to 380 m (1,250 ft) directly south of the ventilation shaft.

North of the Trixie main shaft, the Tintic Quartzite is down-dropped an estimated 198 m (650 ft) across the east-west-trending sub-vertically north-dipping Trixie fault zone (Morris et al., 1979). At the very northern limits of development, the sequence is again offset relative down to the north across the Eureka Standard fault zone, which appears to consist locally of at least two major east-northeast trending splays. Though not fully constrained, relative stratigraphic offset across the Eureka Standard fault zone is of similar or greater magnitude to that observed across the Trixie Fault zone.

The Eureka Lilly fault zone at Trixie runs sub-parallel to the 75-85 structural corridor and likewise dips steeply to the west. The two structures apparently converge just beyond the southern limits of current exploration and development. The historically mined South Survey Vein, which defines the southern limits of Trixie historic development, appears to occupy a position within or directly adjacent to Eureka Lilly structural corridor.

The historic 756 ore shoot at the north end of Trixie development displays a steep northerly plunge in the footwall to the Trixie fault zone. At the southern end of Trixie development, an apparent southerly plunge to higher grade ore shoots within the historically mined 75-85 zone is less well understood. It has been previously suggested that the geometry of these ore shoots could be related to a presumed south-dipping splay of the Sioux Ajax fault zone, a system with known structural control on mineralization within the Mammoth and Iron Blossom mines in the main Tintic district to the west. However, strong evidence for the presence of this structure at the southern limits of current development and exploration has yet to present. It has been more recently postulated that the apparent southerly plunge of the historically mined 75-85 zone ore shots may instead be controlled by the intersection of the 75-85 structure and the Eureka Lilly fault zone.

Exploration Programs

Exploration work undertaken at the Tintic Project in 2022 and 2023 consisted of a coordinated underground mapping and sampling program at Trixie and a regional surface mapping and sampling campaign, as well as compilation of historical data from several of the largest mining operations in the district. Underground at Trixie, post-advancement face, rib and back chip-sampling, and post-survey three-dimensional underground back and rib geologic mapping were conducted by the geological team. On surface, detailed geological and alteration mapping, structural measurements, and rock sampling were conducted by ODV geologists, while soil samples were collected by a team from Rangefront Mining Services.

No surface regional-scale mapping or sampling programs were conducted in 2022.

2023 Regional Surface Exploration

The primary goal of the 2023 regional exploration program was to acquire a better understanding of the relationship between the known blind deposits of the East Tintic District and the surface lithological, alteration, geochemical, geophysical, spectral mineralogy and structural indicators which may be used to expand on known deposits and define new targets. To address this goal, available historical datasets were assembled, digitized and imported into Leapfrog and ArcGIS Pro, suites of rock samples were collected from across the property, a campaign of detailed lithological and alteration mapping was conducted, and an expansion of the existing soil sample grid was completed. The footprint of mapping and rock sampling covers approximately 1,000 hectares, while the 2023 soil sampling footprint covered approximately 830 hectares.

The 2023 rock sampling campaign can be effectively subdivided into three subcategories, 1) sampling of pebble dikes, breccias and gossan zones as the most direct way to sample the hydrothermal plumbing system from surface, 2) the sampling of monzonite porphyry plugs stocks and dikes to better understand the magmatic system and to assess the potential for porphyry Cu-Au-Mo mineralization and 3) the sampling of the major mine-dump piles in the district with the goal of testing and constraining the proposed district scale metal zonation (e.g. moving from a Cu-Au rich core in the SW of the property outwards to Pb-Ag and eventually to Pb-Zn on the peripheries).

Targeting and Exploration Potential

One of the primary goals of the 2023 regional program was to develop drill-ready targets for future testing. Given the vast amount of available data from a wide range of sources and potential for multiple different deposit types in the district, the goal of this exercise was to remain as objective as possible and not be overly influenced by any one dataset. To do this, polygons were drawn in 29 different feature classes representing areas of anomalous prospectivity. For soil geochemistry, each element of interest or metric was filtered to the 90th percentile before polygons were drawn over areas where at least two adjacent soils were above the threshold. Similarly, rock sample points were first filtered to remove mine dump samples, then further filtered to 90th percentile and 30m buffers were drawn. Buffers were also drawn around mapped breccia zones, pebble dikes, gossan zones and major faults. Favourable alteration polygons included areas of mapped advanced argillic, sericitic, Iron-Oxide-rich and moderate to strong silica. Polygons representing the favourable zones of chargeability, resistivity and magnetism were also included. Underground mine workings were projected to surface with a 30m buffer added. Points with a 30 m buffer were also added at each of the mapped prospects, shaft collars and adit entrances. Using GIS software, each of the polygon feature classes were added together to produce a single output layer with an attribute column containing the count of overlapping prospectivity.

From the targeting methodology described above, a total of 15 primary targets and 10 secondary targets were identified. Of the 15 primary targets, eight of them overlie zones of known mineralization, which is a good sign that the methodology works. For each of those 8 primary targets overlying known mines or mineralization, the exploration potential has been evaluated based on the available underground mapping, historical ore grades and production numbers. The additional exploration potential in these mines comes primarily from four categories:

1)

Locations and orientations of economically mineralized structures that are already known. Because of extensive historical underground exploration and high-quality geological mapping much is already known about the locations, nature and orientation of the veins and breccias that will be targeted. This will considerably reduce the cost that would normally be incurred in determining these characteristics.

2)

Changes to the value of metals. Most of the mines under consideration were closed due to unfavourable economic conditions between 1940 and the mid 1950’s. Since that time, the inflation adjusted gold price has more than tripled, meaning that much of the material that would have been deemed sub-economic at the time of mining will be above current cut-off grades.

3)

Historical mining followed mineralization down to the elevation of the contemporary water table and stopped there, leaving all these deposits open at depth. Since the water table has dropped since ca. 1950, more mineralized material, even above the historical cut-off grades, will now be accessible.

4)

High probability of sub-parallel breccia/vein structures. The nature of the breccia/vein hydrothermal systems makes it likely that multiple sub-parallel structures would have been exploited in the pathway of the fluid/vapour outflows. Thus, by drilling at a high angle to the structures the potential of intersecting so far undiscovered and sub-parallel veins is maximized.

Exploration Drilling Programs

Surface RC Drilling

Surface RC drilling of the Trixie Deposit commenced in July, 2022. Layne Christensen Company (Layne) was the drilling contractor for this program and drilled until December, 2022. A total of 8,770 m (28,773 ft) was drilled in 28 holes in 2022. The RC assays from 20 holes were returned in 2023 and are included in the database.

The 2023 initial Trixie mineral resource estimate (the “Initial MRE”) included assays for eight RC holes. The results from the remaining 20 holes were received in 2023 and are incorporated into the Tintic Technical Report. The RC drilling was designed to explore approximately 600 m to the northeast of Trixie. Subsequent RC holes were planned along strike to test north of the T2 domain, and further to the south to explore for mineralized structures to be followed up with underground core drilling. See Table 12 below for Surface RC Drilling Assay highlights.

Table 12: 2022 Surface RC Drilling Assay Highlights

Hole Number		Depth From (ft)	Depth To (ft)	Length (ft)	Au (ppm)	Ag (ppm)
TRC038A		359.66	362.71	3.05	3.47	3.55
TRC121		225.55	249.94	24.38	2.70	29.29
TRC121	including	248.41	249.94	1.52	20.30	155.00

Underground Diamond Drilling

On October 3, 2022, Nasco Industrial Services and Supply LLC. (NISS) commenced drilling the Trixie deposit and, by December 19, 2022, had completed 990.6 m (3,250 ft) of underground diamond drilling in 28 drill holes. In 2023, NISS drilled a total 6,028 m (19,776 ft) of underground drilling in 73 holes at Trixie. A total of 122 new holes from the remainder of the 2022 drilling and 2023 drilling were included in the updated 2024 Trixie MRE.

Underground holes were drilled in vertical fans oriented semi-orthogonally to the strike of the deposit. Multiple fans were drilled from each underground drill bay with both up and down holes ranging from dips of + to -55° averaging 67 m (220 ft) per hole.

In October, 2023, one hole commenced drilling to test for a copper-moly-gold porphyry target below the Trixie deposit. This hole was drilled to a depth of 626 m (2,054 ft). At the time of data cut-off, assays are pending for this hole. Assay highlights from the underground diamond drilling program are summarized in the Table 13 below.

Table 13: 2022 and 2023 Underground Diamond Drilling Assay Highlights

Hole Number		Depth From (ft)	Depth To (ft)	Length (ft)	Au (ppm)	Ag (ppm)
TRC038A		359.66	362.71	3.05	3.47	3.55
		225.55	249.94	24.38	2.70	29.29
TRC121	including	248.41	249.94	1.52	20.30	155.00
TUG-625-032		7.62	8.38	0.76	48.20	30.60
TUG-625-033		3.51	3.96	0.46	354.00	249.00
		2.23	2.74	0.52	128.50	220.00
TUG-625-034		16.61	20.57	3.96	17.63	175.81
		25.76	31.55	5.79	7.51	50.19
TUG-625-035		1.52	4.72	3.20	32.89	41.86
	including	3.72	4.72	1.01	76.80	68.60
TUG-625-036		0.91	4.27	3.35	36.81	30.89
		1.83	2.44	0.61	134.50	65.00
TUG-625-037		1.37	7.01	5.64	20.88	45.08
	including	5.18	5.94	0.76	42.00	60.40
	and	6.55	7.01	0.46	154.00	397.00
		9.60	12.04	2.44	53.27	90.24
	including	10.52	11.43	0.91	105.50	177.00
		3.51	4.45	0.94	67.01	207.55
TUG-625-038	including	4.27	4.45	0.18	240.00	860.00
TUG-625-051		25.91	28.96	3.05	13.44	71.36
		23.16	28.04	4.88	10.68	32.59
TUG-625-052	including	23.16	24.29	1.13	27.20	52.10
TUG-625-053		34.32	35.66	1.34	91.30	18.70
		2.16	2.90	0.73	84.40	301.00
TUG-625-085		23.47	25.91	2.44	15.61	163.56
TUG-625-086		0.00	4.57	4.57	27.26	96.98
	including	0.00	0.79	0.79	39.10	244.00
	and	1.83	3.05	1.22	54.50	105.00
		17.98	20.73	2.74	46.50	98.80
TUG-625-087		16.46	22.71	6.25	28.72	404.19
	including	16.46	17.07	0.61	81.50	1240.00
	and	17.68	18.14	0.46	118.00	968.00
TUG-625-088		22.25	27.43	5.18	12.64	92.58
	including	25.60	26.82	1.22	31.50	162.00
TUG-625-093		0.00	4.57	4.57	12.46	95.05
	including	0.76	1.52	0.76	47.20	272.00
		1.52	2.83	1.31	26.70	104.00
TUG-625-094		17.37	21.34	3.96	10.78	38.15
		30.78	31.55	0.76	57.50	246.00
TUG-625-099		0.00	1.13	1.13	52.30	325.00
		5.18	5.82	0.64	78.80	106.00
		11.13	12.50	1.37	42.10	69.90
TUG-625-100		16.92	21.46	4.54	16.86	60.26
		19.20	21.46	2.26	30.80	114.00
TUG-625-101		2.44	3.51	1.07	31.00	91.30
TUG-625-102A		5.03	5.79	0.76	229.00	238.00
TUG-625-103		15.24	19.81	4.57	19.77	76.67
TUG-625-106		3.05	4.42	1.37	23.49	58.79
TRXU-DD-23-001		6.71	8.69	1.98	19.54	58.54
		31.39	32.31	0.91	43.44	40.63
		38.25	45.11	6.86	62.82	231.46
TRXU-DD-23-003	including	39.47	40.54	1.07	191.00	707.00
	and	40.54	42.21	1.68	117.00	393.00
		54.71	55.78	1.07	49.11	255.00
		8.53	15.85	7.32	7.95	26.12
TRXU-DD-23-005		23.77	28.04	4.27	10.67	38.51
TRXU-DD-23-016		123.14	124.66	1.52	28.70	98.15
		75.59	87.17	11.58	7.67	13.43
		75.59	77.11	1.52	21.81	26.35
TRXU-DD-23-018	including	75.59	77.11	1.52	21.81	26.35
	and	86.11	87.17	1.07	35.07	19.47
TRXU-DD-23-026		45.72	50.29	4.57	65.00	344.39
		72.54	79.86	7.32	7.66	4.00
	including	76.81	78.03	1.22	38.03	7.96
TRXU-DD-23-035		83.52	89.00	5.49	14.85	34.87
	including	87.17	89.00	1.83	27.02	25.70
TRXU-DD-23-045		36.42	39.01	2.59	54.95	1,143.21
	including	36.42	37.49	1.07	130.00	2,715.00
TRXU-DD-23-060		95.40	106.38	10.97	2.95	11.77
		36.12	37.19	1.07	102.67	740.43
TRXU-DD-23-061	including	36.88	37.19	0.30	281.00	1,644.00
TRXU-DD-23-065		94.18	107.90	13.72	5.79	101.98
		65.07	67.97	2.90	13.01	140.85
TRXU-DD-23-066		65.07	66.60	1.52	19.96	206.00
		103.33	107.90	4.57	10.84	35.29
		75.59	85.04	9.45	23.89	151.04
	including	76.20	76.96	0.76	81.23	98.14
TRXU-DD-23-068	and	80.62	81.69	1.07	37.34	220.00
	and	81.69	82.30	0.61	52.50	330.00
		23.47	32.46	8.99	66.04	167.64
TRXU-DD-23-072A	including	30.63	31.09	0.46	610.00	1523.00
	and	31.09	31.85	0.76	180.00	691.00

Drilling and Assay Problems

Average diamond drill production of 12.2 m (40 ft) per day was typical of the 2023 program with all-in drilling costs around $213/ft. Difficult drilling conditions addressed in previous reports have continued at Trixie. Recovery in the diamond drilling program averages a reasonable 90.1%, however the core suffers significant destruction during the drilling process, resulting in difficult interpretations of significant mineralized structures, and increased uncertainty in the rock quality designation and recovery data. Broken ground, significant faulting and hard abrasive lithologies have resulted in slow sample production and further compromised the structural interpretation. In addition, the lack of structural data made true-width relationships difficult to determine from the drilling.

A significant difference in assay grade is seen between the drilling results and results taken from underground face sampling at Trixie. Underground face samples typically show grades in 100’s to 1,000’s of grams per tonne (10’s to 100’s troy ounces per ton) whereas drilling results show occasional grade greater than 100 g/t Au. Sludge samples were collected from holes TRXU-DD-23-057 to TRXU-DD-23-072 to investigate of gold was washed out in fine material from drill cuttings. The results indicated anomalous sludge sample assays correlated with anomalous drill core assays. A total of five exploration cross-cuts were constructed to investigate the correlation with drill hole data and face sampling, further to the south and cross cutting the T2, T4 and 75-85 zones. The face sampling correlated with the drill hole results. Lastly, any sample that had logged T2 lithologies or grade greater than 1.0 g/t Au were re assayed using screen metallic analysis to gain a bigger sample and compare screen metallic with FA. The results were comparable. It is concluded that the drill hole data are representative of and accurate for the gold at Trixie. The expression, “Drill for structure, mine for grade” can be applied at Trixie.

Conclusions

Micon’s QP reviewed the drilling and sampling procedures at Trixie during both the September, 2022 and February 2024 site visits and in further discussions with ODV personnel after the site visits. Micon’s QP believes that despite the challenges encountered during the Trixie drilling programs, the drilling and sampling procedures have been and are being conducted with industry best practices in mind, such as those outlined by CIM. Therefore, the surface and underground drilling can be appropriately included as part of the database which serves as the basis for the current mineral resource estimates.

Sampling, Analysis and Data Verification

The following section describes the preparation, analysis and security procedures used for all underground face chip and drill core samples collected during 2022 and 2023 at the Trixie test mine which are used in the current resource estimate. Samples collected prior to 2022 and which are included in the current resource estimate were validated by Dr. Thomas A. Henricksen QP, C.P.G. and are considered to meet generally accepted industry standards for sample preparation, analysis, QA/QC and security protocols. Micon’s QP has reviewed the material related to the samples validated by Dr. Henricksen and believes that they meet generally accepted industry standards, as outlined by CIM, and are therefore suitable to be used as the basis for a mineral resource estimate.

Sample Handling and Security

Sample handling and security procedures are managed by TCM personnel. These procedures are described in detail below.

Underground Chip Sampling

All underground chip samples are collected by TCM mine geologists from each of the active faces during each shift. Chip samples are collected and do not exceed 0.91 m (3 ft) in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hangingwall and footwall of the structures are marked on the face and back. Sample intervals are marked up and follow lithological contacts. Samples are transported by the geologist from the Trixie test mine to the onsite Tintic laboratory at the Burgin administrative complex.

Drill Core Sampling

Following extraction from the core tube, underground diamond drill core is placed in wax-impregnated core boxes with depths marked by wooden marking blocks. The boxes are labelled with the drill hole number, the box number, and the depth interval, then lidded and taped shut. Boxes are brought to surface daily by miners and picked up by TCM logging geologists and geotechnicians and delivered to the TCM logging facility.

At the core logging facility, drill core is marked with footage depths, and recovery and rock quality are measured and recorded. Geologic and geotechnical information is logged and input into Datamine’s DHLogger software and synchronized to a central database. Sample intervals are marked with aluminum tags and unique sample identification numbers, and input into DHLogger, as well. Drill core is then photographed and sent to the core cutting facility.

TCM core cutters half-cut the drill core using an Almonte Automated Core Saw. Half the core is placed back in the core box and the other half is placed in a calico or plastic sample bag, labelled with the corresponding sample identification number. Boxes of half-cut core are palleted and moved to core storage. Sample bags are moved to a staging area for dispatch to an analytical laboratory.

During staging for dispatch, standard and blank samples are inserted into the sample sequence for QA/QC. Bagged samples are then placed in rice bags in groups of five to ten samples, depending on weight. Rice bags are labelled with a unique shipment ID and sequential numbering (e.g.: Bag 1, Bag 2). A sample list and sample submittal form are inserted into the first bag for each shipment, then the bags are sealed with metal ties, loaded on pallets, and secured using clear shrink wrap. All samples are shipped to ALS Analytical Laboratories via Old Dominion Shipping. Copies of a manifest and chain of custody form are given to TCM and Old Dominion.

Reverse Circulation Drill Chip Sampling

During the RC drilling process, rock chips are lifted to surface with air and water pressure. Chips are run through a cyclone attachment on the drill tower, fitted with splitters which cause a 1:2 split of the chips. At five-foot intervals, one-third (1/3) of the chips are separated into cloth filter bags for sampling, while two-thirds (2/3) are separated in polyethylene bags for storage as reject material. Once per five-foot interval, a coarse mesh sieve is inserted into the reject outflow from the cyclone to collect a small, representative chip sample. This sample is placed in chip sample trays for logging. Once per fifty-foot interval, an additional splitter is added to the cyclone to divide the sampled chips into a sample and a duplicate for QA/QC purposes. Any water overflow from the cyclone outflow is caught with a -80-mesh sieve to prevent the loss of fine material. Bags are sealed and laid out to dry on the drill pad.

Sample bags and chip trays are collected from the drill pad by TCM logging geologists and geotechnicians and delivered to the TCM logging facility. Geologic information is logged into Datamine’s DHLogger software and synchronized to a central database. Chip trays are then photographed.

During staging for dispatch, standard and blank samples are inserted into the sample sequence for QA/QC. Samples are then placed in rice bags in groups of five to 10 samples depending on weight. Rice bags are labelled with a unique shipment ID and sequential numbering (e.g., Bag 1, Bag 2). A sample list and sample submittal form are inserted into the first bag for each shipment, then bags are sealed with metal ties, loaded on pallets, and secured using clear shrink wrap. All samples are shipped to ALS Analytical Laboratories via Old Dominion Shipping. Copies of a manifest and chain of custody form are given to TCM and Old Dominion Shipping.

Sample Preparation and Assaying

ALS Sample Preparation

The following outlines ALS laboratories sample preparation procedures:

●	Samples are sorted and logged into the ALS LIMS program.
●	Samples are dried and weighed.
●	Samples are crushed to +70% passing 2 mm (CRU-31).
●	The crushed sample split of up to 500 g is pulverized to +85% passing 75 μm screen (PUL 32m).
●	Once analysis is complete, pulp material is returned to TCM for storage and coarse rejects are disposed of after 90 days.

ALS Gold Assaying

The following outlines ALS laboratories assay procedures used on the Trixie mineralization:

●	A 50-g pulp aliquot is analyzed by Au-AA26: FA followed by aqua regia digestion (HNO3‐HCl), with an AAS.
●	When assay results are higher than 100 g/t Au, a second 50-g pulp aliquot is analysed by Au-GRA22: FA, parting with nitric acid (HNO3), with a gravimetric finish.
●	Selected samples were analyzed by metallic screen. The +100 μm fraction (Au+) is analyzed in its entirety by FA with gravimetric finish. The 100 μm fraction (minus) is homogenized and two subsamples are analyzed by FA with AAS (Au-AA25) or gravimetric finish (Au-GRA21). The average of the two minus fraction subsamples are taken and reported as the Au- fraction result. The gold content is then determined by the weighted average of the Au+ and Au- fractions.
●	Chip sample duplicates were also analyzed using ME-GRA22: FA, parting with nitric acid (HNO3) with a gravimetric finish. This method reports values for Au and Ag.

ALS Multi-Element Assaying

The following outlines ALS Laboratories assay procedures used for multi-element assaying:

●	Some samples are analyzed by the trace-level multi-element method ME‐MS61: a 0.25-g aliquot is digested by four-acid digestion (HNO3‐HClO4‐HF‐HCl) and HCl leach (method GEO-4A01) and analyzed by ICP-AES.
●	Following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver and tungsten and diluted accordingly. Samples meeting these criteria are then analyzed by ICP-MS. Results are corrected for spectral interelement interferences.

SGS Sample Preparation

The following outlines SGS laboratories sample preparation procedures:

●	Samples are sorted and logged into the SGS LIMS program.
●	Samples are dried and weighed.
●	Samples are crushed to +75% passing 2 mm (G_CRU-CRU75).
●	A crushed rotary sample split of up to 250 g is pulverized to +90% passing 75 μm (G_PUL- PUL90_CR250).

Once analysis is complete pulp material is returned to TCM for storage and coarse rejects are disposed of after 90 days.

SGS Gold Assaying

The following outlines SGS laboratories assay procedures used on the Trixie mineralization:

●	A 30-g pulp aliquot is analyzed by GO_FAA30V10: FA followed by aqua regia digestion (HNO3‐HCl) with an atomic absorption spectroscopy finish (AAS).
●	When assay results are higher than 100 g/t Au, a second 30-g pulp aliquot is analyzed by GO_FAG30V: FA, parting with nitric acid (HNO3) with a gravimetric finish.
●	Selected samples are analyzed by metallic screen. The +106 μm fraction (plus) is analyzed in its entirety by FA with gravimetric, AAS or ICP-AES finish. The -106 μm fraction (minus) is homogenized and two subsamples are analyzed by FA with gravimetric, AAS or ICP-AES finish. The average of the two minus fraction subsamples is taken and reported as the Au- fraction result. The gold content is then determined by the weighted average of the Au+ and Au- fractions.

Tintic Laboratory Sample Preparation

●	Some samples are analyzed by trace-level multi-element method GE_ICM40Q12: a 0.5-g aliquot is digested by four-acid digestion (HNO3‐HClO4‐HF‐HCl) and analyzed by ICP-OES and ICP-MS, with the method depending on the element.
●	Overlimits for selected elements are analyzed by the ore-grade method GO_ICP42Q100: a 0.5-g aliquot is digested by four-acid digestion (HNO3‐HClO4‐HF‐HCl) and analyzed by ICP-OES.

Tintic Laboratory Sample Preparation

The Tintic laboratory sample preparation procedures are outlined as follows:

●	The samples are loaded into a drying oven to remove any moisture.
●	After drying, the sample order is confirmed on the submittal form. Any discrepancies are brought to the geology group’s attention and resolved.
●	Each sample is prepared using a belt elevator feeding into a jaw crusher, then directly into a gyratory crusher reducing sample particle size to approximately 3.5 mm.
●	The sample is then introduced to a rotary splitter to reduce volume and maintain representation of the entire sample. The rotary table has 12 paired pans which are selected randomly until an approximate 2,000-gram split is available for pulverizing.
●	Pulverizing is achieved by feeding the selected sample split into a vibratory feeder that feeds a disc pulverizer.
●	The finely ground sample is then introduced to a small Jones splitter and further reduced to approximately 250-grams and inserted into a sample packet, ready for assaying.

Tintic Laboratory Gold and Silver Assaying

●	Each prepared sample packet is forwarded to the FA laboratory where a routine one assay ton assay is performed. This assay uses lead as a collector for any precious metals in the fusion step and then oxidizes the lead using a cupel (magnesia cup) to separate the precious metals from the lead.
●	The remaining “bead” of precious metals is referred to as a Dore bead. The Assayer will tap each Dore with a hammer to remove any residual cupel and then place the bead in a ceramic cup.
●	The dore beads are then forwarded to the Balance room where each Dore is weighed using a micro-balance and recording the weight.
●	A 25% from concentrate volume of nitric acid is added to each ceramic cup containing a dore bead and placed on a hotplate. The nitric acid dissolves silver leaving only the gold as a solid.
●	The solution is decanted from the cup, the cup and gold are rinsed with deionized water, and then returned to the hotplate to dry. The dry cup and gold are annealed and after cooling the gold is weighed on the micro-balance and weight recorded.

Quality Assurance and Quality Control

A total of 6,843 drill core samples, RC chip samples, and QA/QC samples were assayed in 2022 at ALS. The 2022 QA/QC program included a routine insertion of standards and blanks. TCM included one standard in every 20 samples and one blank in every 30 samples.

A total of 5,141 drill core samples, RC chip samples, and QA/QC samples were assayed in 2023 at SGS. The 2023 QA/QC program included a routine insertion of standards and blanks. TCM included one standard in every 20 samples and one blank in every 40 samples.

A total of 4,643 chip samples and QA/QC samples were assayed in 2022 at the Tintic laboratory. The 2022 QA/QC program included a routine insertion of standards and blanks. TCM included one standard in every 10 samples and one blank in every 20 samples.

Accuracy is monitored by adding standards at the rate of one Certified Reference Material (CRM) or Standard for every 20 samples. Standards are used to detect assay problems with specific sample batches and any possible long-term biases in the overall dataset. TCM’s definition of a quality control failure is when:

●	Assays for a CRM are outside ±three standard deviations (±3SD) or ±10%.
●	Assays for two consecutive CRMs are outside ±2SD, if one of them is outside ±3SD.

Conclusions

Micon’s QP has reviewed and had extensive discussions with ODV personnel regarding the QA/QC program at the Tintic Project and has reviewed the results of the Tintic laboratory audit by Qualitica Consulting. Micon’s QP also toured the Tintic laboratory during the September, 2022 site visit. During the discussions, all aspects of the QA/QC program, results and recommendations of the Tintic laboratory audit as well as potential additions to the QA/QC programs were discussed. Further discussions were held during the 2024 site visit and during subsequent meetings.

Based on the 2022 and 2023 QA/QC results from the various laboratories and the favourable audit of the Tintic laboratory, it continues to be the opinion of Micon’s QP that the assay database for the Trixie deposit is of suitable quality to be used in the estimate of resources and as the basis for further work.

Data Verification

In order to undertake the review and validation of the mineral resource estimate for the Trixie deposit within the Tintic Project, the QPs of the Tintic Technical Report undertook a number of discussions and meetings with ODV’s personnel and contractors to discuss details relevant to the exploration programs, QA/QC programs, parameters used for the mineral resource estimate and the mineral resource estimate itself. The discussions were held via email chains and phone calls, and Microsoft Teams meetings, as well as during the site visit. At all times the discussions were open, frank and at no time was information withheld or not available to the QPs. Open and frank discussions continued throughout mineral resource validation from January, 2024 and March, 2024 on all aspects of the process, and this culminated in the completion of the mineral resource estimate and the publication of the Tintic Technical Report.

The 2024 Trixie MRE was completed by ODV’s chief resource geologist, Daniel Downton, P.Geo., using

Datamine Studio RM Pro 1.12 software. The 2024 Trixie MRE was then reviewed and validated by William Lewis, P.Geo. and Alan San Martin, AusIMM(CP) of Micon.

A site visit was conducted from September 12 to September 16, 2022 by Mr. Lewis to independently verify the geology, mineralogy, drilling programs and the QA/QC programs at the Tintic Project. A number of underground reject face samples were selected by the QP during the site visit, as check samples for independent assaying.

Another site visit was conducted from February 5 to February 8, 2024. The site visit was again undertaken by Mr. Lewis, in order to independently verify the exploration, drilling and the QA/QC programs undertaken since the previous site visit was conducted in September, 2022. During the 2022 site visit a number of underground reject face samples were selected by the QP as check samples for independent assaying. Since the 2022 site visit check sampling confirmed the nature and tenure of the mineralization at the Trixie test mine, no further check samples were taken during the 2024 site visit.

During the February, 2024 site visit the underground workings were accessed via the completed decline, which had been in progress during the previous site visit in September, 2022 and was completed during 2023. The decline allows for improved access to the Trixie test mine and provides secondary access to the workings.

Conclusions

The presence of grade variability is not a hindrance to producing a reliable resource estimate for a mineral deposit. The first step is to recognize the variability and then to apply appropriate procedures and methodologies to minimize any over estimation of the resource grade. Micon’s QP believes that despite the demonstrated grade variability within the Trixie deposit, ODV has used appropriate procedures within its estimation methodology to limit over estimation of the grade and consequently skewing the metal content within the deposit.

While the poor reproducibility of assays clearly indicates the variability of the grade within the mineral zones that comprise the Trixie deposit, Micon’s QPs believe that the database generated for the Trixie deposit is adequate for use as the basis of a mineral resource estimate. The database is also sufficiently reliable to be used as the basis for further work and upon which to conduct further economic studies.

Metallurgical Testwork

Sample Provenance

Two bulk metallurgical composite samples were prepared by ODV from mineralization obtained during the exploration test mining performed during 2021 and early 2022.

The first bulk composite (T2 Soil Sample) was prepared from laboratory high grade coarse reject samples over an 8-month period from April to December 2021. This 477.5 kg sample was selected to be representative of a T2/T4 high grade run-of-mine material leached in the TCM pilot vat leach facility (VLF) during 2021 and 2022.

The second composite sample (T4 Soil Sample) was prepared using four sample increments at various mine accessible points of the T4 structure. This 171 kg sample selected to be representative of the bulk T4 structure at the 625 level.

Metallurgical Testwork

The metallurgical testing was undertaken by Kappes, Cassiday & Associates, Reno, Nevada and included the following primary testwork:

●	Multi-element analysis of the samples.
●	Diagnostic leaching.
●	Gold deportment mineralogy (AMTEL).
●	Bulk mineralogy (FLSmidth).
●	Bottle roll leach testing at various particle sizes.
●	Gravity separations tests.
●	Comminution testwork (Hazen Research).

Sample Characterization

The head grades of the two samples were 64.1 g/t Au and 102 g/t Ag for T2, and 8.8 g/t Au and 14.5 g/t Ag T4.

Both samples are characterized by high silica content (92% to 96%) and low sulphide sulphur content, typically less than 0.2% S2-. Copper in the T2 sample measured about 750 g/t, but only about half of this was readily cyanide soluble.

Diagnostic leach tests using samples of the two composites ground to 80% passing 74 microns indicated that approximately 99% of the gold in sample T2 and 88% in sample T4, is directly soluble. Mineralogical gold deportment studies showed that 99% of the gold in sample T2 was exposed and potentially cyanide soluble while T4 material showed that 81% of the gold was free gold with hessite and telluride associations of 7% and 10% respectively. The gold grains identified in sample T2 tended to be larger than those in T4.

Comminution tests showed that both samples were relatively hard and abrasive. Bond ball mill work indices of 18.2 kWh/t and 19.0 kWh/t were calculated for T2 and T4, respectively.

Deleterious elements often encountered in gold mineral resources are present in low concentrations in both these samples. Mercury is <3 ppm, selenium was analyzed at or below 5 ppm, and arsenic was 176 g/t on average for T2 and 29 g/t for the T4 sample. The T2 high grade structure sample did show relatively higher concentrations of these deleterious elements than the T4 material. The sulphide sulphur content was relatively low for both samples and therefore, it is unlikely that the mineralization will be acid generating.

Testwork Results

Bottle roll cyanide leach tests gave results of up to 99% Au and 88% Ag extraction after 72 hours for sample T2. The corresponding best T4 tests achieved 98% Au and 84% Ag extraction.

Gravity separation tests using sample T2 suggested that approximately about 40% gold can be recovered by gravity separation.

Additional Testwork

In addition to the metallurgical/mineralogical work outlined above, ODV reports that testwork was completed by Patterson Cooke to determine the dewatering behaviour of leach tailings samples. This program of work included thickener settling rates, filtration rates, and Proctor compaction tests.

ODV also reported that testwork to support engineering of a cyanide destruction system was completed by Forte Dynamics.

ODV reports that around 70 to 75% gold recovery was achieved by the pilot scale operation of the vat leach facility, using crushed mineralization. This reported recovery is allegedly supported by regular internal bottle roll test results, using crushed and ground vat feed samples over one year of test mining, which typically showed about 83% gold extraction at a top size of 5mm. Micon was not provided with test reports to verify this work.

Initial Trixie Mineral Resource Estimate

Introduction

The 2024 Trixie MRE, was conducted between February and March 2024. This is an update to the Initial MRE.

Methodology

The mineral resource area for the Trixie deposit covers a strike length of approximately 530 m down to a vertical depth of approximately 350 m below surface.

The wireframe models for the Trixie deposit were prepared using LeapFrog GEO v.2023.2 (“LeapFrog”). Wireframe modelling and included the construction of six mineralized domains constrained to the extents of the regional-scale Tintic Quartzite lithologic unit and capped by shale belonging to the overlying lower member of the Ophir Formation. Geostatistical analyses were carried out using Datamine Snowden Supervisor v.8.15.0.3 (“Supervisor”). The estimation, block model and grade interpolation, were prepared using Datamine StudioTM RM v.2.0.66.0 (“Datamine”). Resource-level potentially mineable underground shapes were created using the Deswik CAD v.2023.2.762 Shape Optimizer module (Deswik.SO v.5.0.3792).

Resource Database

The close-out date for the Trixie deposit 2024 Trixie MRE database is February 13, 2024. It consists of 161 validated diamond drill holes, totalling 9,305.51 m of assayed core and comprised of 8,373 sample intervals. The database also includes 22 validated RC drill holes, totalling 3,447.29 m of assayed RC drilling and comprising 2,430 sample intervals, and 1,387 underground chip sample strings comprised of 6,191 sample intervals assayed for gold and silver.

The database includes validated location, survey and assay results. It also includes lithological descriptions taken from drill core logs.

The database covers the strike length of each mineralized domain at variable drill hole and chip sample spacings, ranging between 1.5 and 50 m.

In addition to the tables of raw data, each database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling.

Geological Model

The geological model of the Trixie deposit was prepared in LeapFrog, using underground mapping, chip samples, RC drill holes, and validated diamond drill holes, all completed by February 13, 2024.

A total of six mineralized domains, were modelled, with each domain restricted up dip by its contact with the lower shale member of the Ophir Formation, as this contact acts as an impermeable cap to mineralizing fluids.

The domains modelled were the T2, T3, T4, Wild Cat, 40 Fault and the 75-85. In addition, a north-south trending sub-vertically dipping fault structure has been mapped across multiple underground development headings near the 625 level and has been intercepted in multiple drill holes. Though the full extent of the structure is at present unknown, it is currently inferred to project through the entirety of the model. As underground mapping indicates a minor offset of the T2 structure across this fault, it is used as a hard boundary for geological modelling and grade interpolation. The model is thus split into east and west fault blocks, with each mineralized domain subdivided into respective east and west subdomains.

Geostatistical Analysis

Compositing

Most of the analytical samples were collected with lengths between 0.15 and 1.83 m. A modal composite length of approximately 1.22 m was applied to all domains, generating composites as close to 1.22 m as possible, while creating residual intervals with a minimum length of 0.06 m. Composite samples were derived from raw values within the modelled resource domains.

High Grade Capping

Multiple capping (different capping at different ranges in each domain) was selected as the capping methodology for high grade outlier gold and silver assays at the Trixie deposit. The top capping thresholds were selected based on the probability plots and vary from 50.0 g/t to 1,600.0 g/t Au and 300.0 g/t to 2,300.0 g/t Ag.

The maximum range for high-grade continuity was established using the indicator variograms, which suggest a loss of continuity after 3.0 m to 9.0 m, depending on the mineralized domain. A range of 7.6 m was selected and applied to all zones as a general average search range for the first pass grade top cut interpolation.

Secondary capping thresholds were also selected based on the probability plots and these vary from 20.0 g/t to 250.0 g/t Au and 125.0 g/t to 1,300.0 g/t Ag. Secondary capping was applied to the composites when search ranges exceeded 7.6 m. Continuity of the secondary capping was confirmed using indicator variograms.

Density

The density databases contain 512 measurements taken on samples across multiple geologic domains.

Average bulk density values in the mineralized domains were assigned to the T4 (2.618 t/m3), T2 (2.955 t/m3), T3 (2.638 t/m3), Wild Cat and 40 Fault (2.621 t/m3), and 75-85 (2.617 t/m3) domains.

A density of 0.00 t/m3 was assigned to the underground development from all past mining activities.

Bulk densities were used to calculate tonnages from the volume estimates in the block model.

Variogram Analysis

The spatial distribution of gold and silver was evaluated through variogram analysis and spherical variograms were modelled for each of the mineralized domains.

All variogram analyses and modelling were performed in “Supervisor”. Primary directions and orientations of the variograms were observed in the data and visually in 3D space. These orientations were then examined statistically within the software package to ensure that they represented the best possible fit of the geology and grade continuity.

Search Parameters

For all domains, the 3D directional-specific search ellipses were guided by the local orientation of the mineralized structures for an anisotropic search. The search radii were influenced and determined by both the grade and indicator variograms. The third direction of the search radii was primarily influenced by the average widths of mineralization observed in the underground mapping.

Grade distributions and kriging neighbourhood analyses (KNA) were used to help guide the number of composites to use for the grade interpolations.

Search neighbourhoods used different capping levels, as determined through a threshold analysis.

Block Model and Grade Interpretation

The criteria used in the selection of block size include drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods. A block size of 1.22 x 2.44 x 2.44 m was used. Sub-cells were used, allowing a resolution of 0.30 m x 0.30 m x 0.30 m. Sub-celling of the parent block size was used to efficiently represent the volumes of the modelled mineralized domains. Sub-cells were assigned the same values as their parent cell. No rotation was applied to the block model.

Three search passes were used for interpolating grades into the block model, applying the appropriate grade caps for each. A series of sensitivity runs were performed to examine the impact of various parameters on the estimation. Parameters were selected, and gold and silver were estimated using inverse distance squared (ID2). Each subsequent estimation pass used increasing search neighbourhood sizes, determined from grade and indicator variogram results. Samples from a minimum of two drill holes or chip strings were required to estimate all blocks.

Model Validation

Mineralized domain models were validated using a variety of methods including visual inspection of the model grades, grade distributions compared to the informing raw samples, statistical comparisons of informing composites to the model for local and global bias, and reconciliation comparing the model to observed grades from underground development.

All analyses indicate that the model follows the grade distribution of the informing composites and that the accuracy of the model has been demonstrated. The total global comparison for each search neighbourhood is within an 8% tolerance for global bias and a local comparison is within 1% for a three- month average reconciliation. The QP considers the model to be a reasonable representation of the Trixie mineralization, based on the current level of sampling.

Mineral Resource Classification

Mineral Resource Classification was determined through geometric criteria deemed reasonable for the deposit.

No material has been classified as measured for the 75-85 domain due to the lack of chip sample data that fully crosscuts or follows the mineralization.

Blocks estimated within the mineralized domains not meeting the criteria to classify them as either measured, indicated or inferred were not classified and are not included in the mineral resource estimate.

Reasonable Prospects for Eventual Economic Extraction

A reasonable economic cut-off grade for resource evaluation at the Trixie deposit was determined using the parameters presented in Table 1.1. The QPs consider the selected cut-off grade of 4.32 g/t Au to be appropriate, based on the current knowledge of the Tintic Project.

Table 14: Resource Cut-Off Grade Parameters

Parameters	Values (USD)
Mining Cost ($/ST)	$74.33
G&A ($/ST)	$52.71
Heap Leach Processing ($/ST)	$41.00
Total Refining Cost ($/oz)	$2.65
Gold Price ($/oz)	$1,750.00
Royalty (Combination)	4.50%
Heap Leach Au Recovery	80.0%
COG - Round up to (0.05 g/T)	4.32

The Deswik Stope Optimizer (DSO) was used to demonstrate spatial continuity of the mineralized zones within “potentially mineable shapes”. The DSO parameters used a minimum mining shape of 6.1 m along the strike of the deposit, a height of 6.1 m and a minimum width of 1.5 m. The maximum shape measures 6.1 m x 6.1 m x 12.2 m in width. Only those blocks of the model constrained by the resulting conceptual mineable shapes are reported as resources.

In the opinion of the QPs, the use of the conceptual mining shapes as constraints to report Mineral Resource Estimates demonstrate that the reported resources meet the criteria defined in the CIM Definition Standards (2014), and the MRMR Best Practice Guidelines (2019) for reasonable prospects of eventual economic extraction.

Economics of the resources were based on the gold equivalent content based on gold and silver grades within the mineralized domains. The gold equivalence was calculated by incorporating the silver content based on a silver:gold ratio, calculated with the gold price and metallurgical recovery reported in Table 1.1 and a silver price of US$23.00/oz and a silver metallurgical heap leach recovery of 45%.

Mined Void Depletion

All current underground development at the Trixie deposit has been conducted by TCM and the void solids for this development have been surveyed, modelled, and kept up to date by TCM.

Using recent drill hole intercepts of historic voids, along with historic level plans, sections, and reports, an attempt was made through 2023 to re-model the 3D historic mine workings. To reduce the risk of the uncertainty in void locations, it was determined to use buffers around the historical shapes to deplete the resource estimate. A 6.1 m buffer was developed around the main shaft and the vent raise, as these are critical pieces of infrastructure. A 3.0 m buffer was developed around most of the remaining re- modelled historic levels and stopes. However, a 1.5 m buffer was developed around the historic development in the areas in which a high percentage of recent drill holes intersected the voids. The historical buffers and the current development voids are used to deplete the final mineral resource of the Trixie deposit.

Trixie Initial Mineral Resource Estimate Statement

The QPs have classified the 2024 Trixie MRE as measured, indicated, and inferred mineral resources based on data density, search ellipse criteria, and interpolation parameters. The 2024 Trixie MRE is considered a reasonable representation of the mineral resources of the Trixie deposit, based on the current quality data and geological knowledge. The Mineral Resource Estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves.

Table 15 displays the results of the 2024 Trixie MRE at a 4.32 g/t Au cut-off grade for the Trixie deposit.

Mineral Resource Grade Sensitivity Analysis

Table 16 shows the cut-off grade sensitivity analysis of gold and silver for the 2024 Trixie MRE. The reader should be cautioned that the figures provided in Table 16 should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut-off grade. Micon’s QP has reviewed the MRE cut-off grades used in the sensitivity analysis, and it is the opinion of the QP that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold.

Table 15: Trixie Deposit Initial Mineral Resource Estimate Statement

	Cut-Off			Contained		Contained	Combined	Combined
	Grade	Quantity	Grade Gold	Metal	Grade Silver	Metal	Gold	Metal Gold
Classification	Gold (g/t)	(‘000 t)	(g/t)	Gold (‘000 oz)	(g/t)	Silver (‘000 oz)	Equivalent (g/t)	Equivalent ('000 oz)
Measured	4.32	120	27.36	105	61.73	238	27.82	107
Indicated	4.32	125	11.17	45	59.89	240	11.62	47
Total Measured + Indicated	4.32	245	19.11	150	60.80	478	19.56	154
Inferred	4.32	202	7.80	51	48.55	315	8.16	53

Notes:

(1)	Effective date of the 2024 Trixie MRE is 14 March 2024.
(2)

Mr. William Lewis P.Geo., of Micon International Limited and Alan J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the 2024 Trixie MRE and are independent “QPs” as defined in NI 43-101 and are responsible for the 2024 Trixie MRE.

(3)

The mineral resources disclosed in this presentation were estimated using the CIM standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.

(4)

Mineral Resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.

(5)	Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
(6)

Geologic modelling was completed by ODV modelling geologist Jody Laing, P.Geo., using Leapfrog Geo software. The 2024 Trixie MRE was completed by ODV chief resource geologist, Daniel Downton, P.Geo. using Datamine Studio RM 2.0 software. William Lewis and Alan San Martin of Micon International Ltd. reviewed and validated the Mineral Resource Model.

(7)

The estimate is reported for an underground mining scenario. The cut-off grade of 4.32 g/t Au was calculated using a gold price of $US1,750/oz, a CAD:USD exchange rate of 1.3; total mining, processing and G&A costs of $US168.04/imperial ton, a refining cost of $US2.65/ounce, a combined royalty of 4.5% and an average metallurgical gold recovery of 80%.

(8)

The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of $US23/oz and metallurgical silver recovery of 45%.

(9)	Average bulk density values in the mineralized domains were assigned to the T2 (2.955 T/m3), T3 (2.638 T/m3), T4 (2.618 T/m3), Wild Cat, and 40 Fault (2.621 T/m3), and 75-85 (2.617 T/m3) domains.
(10)	Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 2.4 m x 2.4 m.
(11)

The Mineral Resource results are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

(12)

Neither ODV nor the Micon QPs are aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the Technical Report.

Table 16: Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Tonnes	COG	AU (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AUeG G/t	AUeQ OZ	~Au price @ COG
Measured + Indicated	426,210	2.00	12.14	166,338	45.87	628,563	12.48	170,985
	393,582	2.25	12.98	164,297	48.24	610,382	13.34	168,810
	366,130	2.50	13.79	162,348	50.18	590,666	14.16	166,715
	344,413	2.75	14.50	160,553	51.71	572,631	14.88	164,787
	324,251	3.00	15.23	158,722	53.31	555,740	15.62	162,831
	307,112	3.25	15.93	157,273	54.83	541,350	16.33	161,276
	291,005	3.50	16.64	155,716	56.19	525,681	17.06	159,603	~$2,100
	274,040	3.75	17.47	153,934	57.94	510,470	17.90	157,708	~$2,000
	261,219	4.00	18.14	152,350	58.95	495,091	18.58	156,010	~$1,900
	247,549	4.25	18.92	150,604	60.43	480,968	19.37	154,159	~$1,800
	244,590	4.32	19.11	150,248	60.80	478,078	19.56	153,782
	237,143	4.50	19.58	149,266	61.52	469,058	20.03	152,734	~$1,700
	226,567	4.75	20.29	147,774	62.80	457,428	20.75	151,156	~$1,600
	217,327	5.00	20.99	146,677	64.07	447,646	21.47	149,987	~$1,500
	208,263	5.25	21.74	145,575	65.16	436,296	22.22	148,801	~$1,450
	198,538	5.50	22.55	143,909	66.19	422,504	23.03	147,032	~$1,400
	190,247	5.75	23.28	142,416	67.43	412,467	23.78	145,466
	182,842	6.00	24.01	141,164	68.57	403,074	24.52	144,144
	173,188	6.25	25.01	139,235	70.02	389,880	25.52	142,117
	165,955	6.50	25.81	137,734	71.39	380,902	26.34	140,550
	159,018	6.75	26.76	136,832	73.21	374,280	27.31	139,599
	152,986	7.00	27.55	135,503	74.34	365,663	28.10	138,207

Inferred	565,158	2.00	4.56	82,830	30.88	561,011	4.79	86,977
	501,077	2.25	4.88	78,645	32.61	525,360	5.12	82,529
	438,189	2.50	5.26	74,056	34.46	485,528	5.51	77,645
	384,864	2.75	5.63	69,707	36.46	451,119	5.90	73,042
	342,880	3.00	5.99	66,034	38.38	423,112	6.27	69,162
	310,856	3.25	6.30	62,974	39.98	399,562	6.60	65,928
	279,722	3.50	6.65	59,767	41.84	376,306	6.96	62,549	~$2,100
	247,838	3.75	7.06	56,260	44.28	352,865	7.39	58,868	~$2,000
	224,039	4.00	7.42	53,438	46.31	333,578	7.76	55,904	~$1,900
	205,085	4.25	7.74	51,026	48.26	318,207	8.10	53,379	~$1,800
	201,603	4.32	7.80	50,569	48.55	314,678	8.16	52,895
	190,002	4.50	8.02	49,009	49.90	304,803	8.39	51,262	~$1,700
	175,561	4.75	8.33	47,022	51.73	291,971	8.71	49,181	~$1,600
	163,894	5.00	8.60	45,313	53.08	279,718	8.99	47,381	~$1,500
	152,515	5.25	8.88	43,531	54.53	267,379	9.28	45,508	~$1,450
	141,728	5.50	9.16	41,742	55.92	254,818	9.57	43,625	~$1,400
	132,718	5.75	9.42	40,196	57.21	244,126	9.84	42,000
	123,472	6.00	9.71	38,532	58.70	233,028	10.14	40,255
	114,401	6.25	10.02	36,854	59.80	219,939	10.46	38,480
	106,080	6.50	10.35	35,291	60.43	206,087	10.79	36,815
	98,845	6.75	10.66	33,874	61.10	194,185	11.11	35,310
	91,725	7.00	10.99	32,397	61.91	182,579	11.44	33,747

Risks an Opportunities

All mineral resource projects have a degree of uncertainty or risk associated with them which can be due to several factors which can be technical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, and others. All mineral resource projects also present their own opportunities. Table 17 outlines some of the Trixie project risks, their potential impact and possible ways of mitigation. Table 17 also outlines some of the Trixie projects opportunities and potential benefits.

Table 17: Risks and Opportunities at the Trixie Project

Risk	Description and Potential Impact	Possible Risk Mitigation
Local grade continuity	Poor grade forecasting and reconciliation.	Develop grade control procedures that will allow the collection and analysis of extra grade control samples prior to mining an area.
Local density variability	Misrepresentation of the in-situ tonnes, which also affects the in-situ metal content estimate.	It is recommended to develop a procedure of collecting density measurements spatially throughout the deposit at regular intervals and implement their use in future mineralization models.
Geologic Interpretation.	If geologic interpretation and assumptions (geometry and continuity) used are inaccurate, then there is a potential lack of gold grade or continuity.	Continue infill drilling to upgrade mineral inventory to Measured and Indicated Category.
Void Locations.	If technical knowledge of the historic mine infrastructure is incomplete, then this deficiency could lead to local inaccuracies of the mineral resources and potential safety exposures	Conduct drilling and underground surveys to validate void locations and document intersected workings and refine void management plan.
Metallurgical recoveries are based on limited testwork.	Recovery might be lower than what is currently being assumed.	Conduct additional metallurgical tests.
Difficulty in attracting experienced professionals.	Technical work quality will be impacted and/or delayed.	Refine recruitment and retention planning and/or make use of consultants.
Conceptual mine plans and stoping layouts are based on limited geotechnical testwork.	Mining methods and dimensions selected might be different than what is currently being assumed.	Incorporate more comprehensive geotechnical data from drilling. Conduct additional geotechnical assessment and analysis.
Opportunities	Explanation	Potential Benefit
Surface and underground exploration drilling.	Potential to identify additional prospects and resources.	Adding resources increases the economic value of the mining project.
Potential improvement in metallurgical recoveries.	Additional metallurgical testwork can be performed to determine if recovery can be improved through ore sorting, flotation or cyanidation.	Lower capital and operating costs.
Potential improvement in mining assumptions.	Geotechnical analysis may determine mining methods and dimensions can be improved.	Improved mining productivity and lower costs.

Conclusions

With the acquisition of the Tintic Project in May, 2022, ODV has acquired the majority of the East Tintic Mining District in Utah. The East Tintic Mining District is part of the larger Tintic Mining District, where economic mineralization was first discovered in 1869, and which, by 1899, had become one of the richest mining districts in the United States. Active mining in the district continued through the 20th and beginning of the 21st century.

The exploration, compilation and development work on the Trixie deposit conducted by ODV since the Initial MRE dated January, 2023, has resulted in a better understanding of the geology and mineralization. Based upon the work, ODV has been able to provide an update to the mineral resource estimate for the Trixie deposit, with additional high priority target areas along strike to the north and at depth below historical areas at 756 and Survey Vein.

Micon QPs have reviewed and validated the programs conducted by ODV which are the basis for the 2024 mineral resource estimate, as well as validating the mineral resource itself. It is Micon’s QPs opinion that the exploration programs, which are the basis of the mineral resource estimate, and the mineral resource estimate itself have both been conducted according to industry best practices as outlined by the CIM. Therefore, Micon’s QPs believe that the mineral resource estimate can be used as the basis for further exploration and development work to expand the mineral resources and undertake further mining and economic studies on the Tintic Project.

Exploration Budget and Further Recommendations

Exploration Budget and Other Expenditures

The budgets presented in Table 18 and Table 19 summarize the estimated costs for completing the recommended drilling and exploration program described below. The budget is a cost estimate and guideline to complete the work. The budget is divided into a two-phase approach, with the second phase contingent on the successful completion of the first.

Table 18:Tintic Project, Recommended Budget for Further Work - Phase 1 (USD)

	Cost/ft
	(approx.) All
Type of Activity	included	Quantity	Total (USD)
Trixie exploration drilling (756, T2 North, 75-85/Survey)	$300/ft	15,000 ft	$4,500,000
Trixie exploration development	$375/ft	2,400 ft	$900,000
Trixie porphyry exploration drilling	$400/ft	1,700	$680,000
Regional drilling (Eureka Standard, North Lily, Big Hill)	$250/ft	40,000 ft.	$10,000,000
Assays	$60/sample	40,000	$2,400,000
Surface geochemical surveys, surface and underground sampling and mapping, GIS compilation			$1,500,000
Operational and environmental permits and licenses			$1,000,000
Test Stoping			$1,500,000
Concept mine engineering and geotechnical update			$200,000
Metallurgical test work			$250,000
Property wide activities, subtotal			$22,680,000
Contingency (~10%)			$2,268,000
Total Phase 1			$25,948,000

Table 19: Tintic Project, Recommended Budget for Further Work - Phase 2 (USD)

	Cost/ft
	(approx.)
Type of Activity	All included	Quantity	Total (USD)
Additional infill and exploration drilling on existing resource	$260/ft.	20,000 ft.	$5,200,000
Additional regional drilling on CRD targets	$260/ft	20,000 ft.	$5,200,000
Updated MRE			$200,000
Completion of an internal scoping study for engineering			$1,000,000
Underground development for exploration	$2,500/ft	7,500 ft.	$18,750,000
Subtotal Phase 2			$30,350,000
Contingency (~10%)			$3,035,000
Total Phase 2			$33,385,000
Total Phase 1 and 2			$59,333,000

It is the opinion of the Micon QPs that all of the recommended work is warranted and that only the amount of exploration drilling on new targets needs to be finalized. Micon and its QPs appreciate that the nature of the programs and expenditures may change as the further studies are undertaken, and that the final expenditures and results may not be the same as originally proposed. The underground development for exploration is contingent upon successful drilling results from surface and existing access underground.

The Micon QPs are of the opinion that ODV’s recommended work program and proposed expenditures are appropriate and well thought out. The Micon QPs believe that the proposed budget reasonably reflects the type and amount of the activities required to advance the Trixie deposit.

Further Recommendations

Based on the results of the 2024 Trixie MRE reported herein Micon’s QPs recommend further exploration and development of Trixie deposit. It is recommended that ODV continues with underground exploration drilling at Trixie in the areas north of T2 and T4 at the 625 level, down dip of 756, and down plunge of 75-85 to the presumed location of the Survey Vein and Sioux Ajax Fault. In addition to exploration at Trixie, it is recommended that ODV continue its exploration program on the other mineral targets on the Tintic property, with continued surface mapping and sampling, data compilation and surface drilling of regional high sulphidation, CRD and porphyry targets.

In summary, the following work program is recommended.

1.	Exploration work:
(a)	Conduct an additional approximately 4,500 m (15,000 ft.) of underground diamond drilling for exploration and delineation at Trixie, with focus on 756, South Survey, T2 North and infill drilling.
(b)	Conduct additional exploration drilling for a copper-gold-moly porphyry at depth below Trixie.
(c)

Commence surface drilling of regional targets to potentially add further mineral resources in secondary deposits. Focus on Eureka Standard and North Lily, and porphyry targets around the Big Hill area. Each target should have a phase 1 of 10,000 m of surface drilling to adequately test the mineral potential.

(d)	Continue generative work within the greater Tintic Project, including geophysical interpretation, historic data compilation, and geologic modelling of CRD targets at Tintic Standard and Burgin.
2.	Metallurgical Testwork:
(a)	Leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs.
(b)	Comparative testwork and techno-economic study to compare heap, VAT and agitation leaching technologies.
(c)	Geochemical characterization testwork on representative feed and residue samples.

(d)	Appropriate additional comminution testing, depending on the most likely process flowsheet.
(e)	Characterization and leaching behaviour testwork on sample of 75-85 material to de-risk processing variability of this structure.
(f)	Variability testwork.
3.	Internal Scoping Study:
(a)

Complete independent metallurgical testwork at the Trixie test mine. Conduct variability testwork and separate recoverability testwork for each zone. If the zones exhibit notable or significant differences in recoveries, incorporate those into an updated resource model.

(b)	Complete further geotechnical work.
(c)	Identify further permitting considerations and potential environmental studies for the Tintic Project.
(d)	Continue with further community engagement and social license management.
(e)	Undertake further detailed economic analysis, based upon engineering and metallurgical trade-off studies.